Exhibit 99.1

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

CONTENTS	Pages

Independent auditor’s report	1 - 8

Consolidated statement of financial position	9

Consolidated statement of income	10 - 11

Consolidated statement of comprehensive income	12

Consolidated statement of changes in net equity	13 -14

Consolidated statement of cash flows	15 - 18

Notes to the consolidated financial statements	19 - 197

US$	=	United States dollar
S/	=	Sol

(A free translation of the original in Spanish)

Independent auditor’s report

To the Shareholders

Credicorp Ltd. and subsidiaries

Our opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Credicorp Ltd. and subsidiaries (the Group) as at December 31, 2020, their consolidated financial performance and consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

The Group’s consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2020;

•	the consolidated statement of income for the year then ended;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in net equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the Notes to the consolidated financial statements, which include a summary of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code of Ethics) and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code of Ethics and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Accountants.

Our audit approach

Overview

An audit is designed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Errors may arise due to error or fraud. These are considered material if, individually or in total, they could reasonably influence the economic decisions that users make based on the consolidated financial statements.
The scope of our audit and the nature, timing and extent of our procedures was determined by our risk assessment that the consolidated financial statements may contain material errors, whether due to fraud or error. We carried out our audit procedures based on the legal entities considered financially significant in the context of the Group, with a combination of full scope audits and specified procedures audit to achieve the desired level of evidence at a consolidated level.

Key Audit Matters (KAM) are those which, in our professional judgment, were the most significants in our audit of the consolidated financial statements of the current period:

•        Information technology environment;

•        Provision for credit losses on loan portfolio; and

•        Valuation of the mathematical reserves of annuities.

As part of the design of our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we considered the cases where management has made subjective judgments; for example, in respect of significant accounting estimates that involve making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement in the financial statements due to fraud.

How we designed the scope of our audit of the Group

We have designed the scope of our audit in order to be able to carry out sufficient work to permit us to issue an opinion regarding the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls and the economic sector in which the Group operates.

Our audit for the year ended December 31, 2020 does not present significant changes in relation with the prior year audit; thus, in establishing the general approach for the Group audit, we determined the type of work that required to be done on the components, based mainly on individual legal entities. In that sense, we consider Banco de Crédito del Perú S.A. and Mibanco, Banco de la Microempresa S.A., are significant components based on their individual contributions to profit before tax, as well as Pacífico Compañía de Seguros y Reaseguros S.A. based on the significant risk related to the valuation of the mathematical reserves of annuities. Additionally, we have considered the individual work carried out in each subsidiary.

The audit of the subsidiaries includes work performed in other countries within the region, such as Panama, Chile, Colombia and Bolivia. For said components, we determined the level of audit work that would need to be performed in auditing those entities in order to conclude as to whether sufficient and appropriate audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole. This includes regular communications with the other PwC firms during the entire year, the issue of instructions, review of the work of the auditors of components by the key members of the engagement team and a review of the results of their audit main procedures including the nature, timing and extent of the work that affect the audit opinion on the Group.

Key Audit Matters (KAM)

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. The scope of our audit and the key audit matters have not changed significantly in relation to the prior. The audit matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Key Audit Matters (KAM)	How our audit addressed the key audit matter
Information technology environment

Credicorp Ltd. and subsidiaries are highly dependent on their technology structure, both for processing their transactions, as well as for the fair preparation and presentation of their consolidated financial statements, which leads us to consider the information technology environment as an important area of focus in our audit.

Technology is critical for the evolution of the Group’s core businesses and significant investments have been made in systems and the IT environment, including cybersecurity.

The Group has technological infrastructure in place to support its business activities, as well as ongoing plans for the improvement and maintenance of the access management and changes in the respective systems and applications, the development of new programs, automated controls and automated components in the relevant business processes. Controls to authorize, restrict and cancel accesses to the technology environment and program changes are fundamental for mitigating the potential risk of fraud or error based on the misuse or improper change in the systems of the Group, thus ensuring the integrity of the financial information and accounting records.

The Group has an information technology structure, which comprises more than one technology environment with different processes and segregated controls; furthermore, it is currently in a continuous digital transformation process and changes at the structural, functional and third-party support level, a situation that leads to an increase in the risks associated with information security and cybersecurity, which may eventually affect the operational continuity of the Group companies and/or their reputation.

With the participation of specialists in systems audit, we evaluated and tested the design and operational effectiveness of information technology the general controls. Although the purpose of our audit is not to express an opinion on the effectiveness of the Information Technology (IT) controls, we reviewed the Group’s framework of governance of IT and the key controls on the management of access to programs and data, the development of and changes in programs, the IT operations and we evaluated the mechanisms implemented by the Group in response to possible cybersecurity events as well as segregation of duties, including compensating controls, when necessary.

The IT environment and the controls established by management, combined with the testing of key controls, including compensating controls, which we have applied and the substantive testing we perform, provide us with a reasonable basis for placing reliance on the integrity and reliability of the information generated for the preparation of the Group’s consolidated financial statements. Furthermore, we have validated the existence of mechanisms for the mitigation of technology risks and cyber-attacks as well as preventive measures in place to ensure the continuous operation of its security and access controls, personnel awareness-raising campaigns in matters of security, identity and access management, among others, all of which contribute to the mitigation of cybersecurity risks.

Key Audit Matter (KAM)	How our audit addressed the key audit matter

Additionally, during 2020, a substantial part of the Group’s team has carried out its activities remotely, generating the need to adapt processes and technology infrastructure to maintain continuity of operations.

The lack of a suitable general technology control environment and its dependent controls could trigger incorrect processing of critical information used for the preparation of the consolidated financial statements.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
Provision for credit losses on loan portfolio (Notes 3 f; 3 i; 7 and 34.1 to the consolidated financial statements

The amount recognized as provision for credit losses on loan portfolio is S/10,435.6 million at December 31, 2020.

Provisions for the expected credit losses are measured at each reporting date using a three-stage model of expected credit losses based on the deterioration of the credit quality of the instrument from inception.

Measurement of the expected credit loss is based on the probability of default (PD), the loss-given default (LGD), and the exposure at default (EAD), updated at the reporting date and considering the expected macroeconomic effects. For determination of the allowance for loan losses, management has developed specific methodologies including several assumptions and judgments, among which are, the financial situation of the counterparty, the estimated recoverable amounts, and the recoverable amounts of guarantees and adverse effects due to changes in the political and economic environments.

The expected credit loss model reflects the present value of all events of decline in the value resulting from events of default (i) during the first twelve months or (ii) during the expected life of the financial instrument based on its significant increase of credit risk. The expected credit loss considers multiple scenarios based on reasonable and supportable forecasts.

We obtained an understanding of the process implemented by the Group in its analysis of the qualitative and quantitative disclosures required under IFRS 9; relying on the assistance of our specialists, we also performed audit procedures related to compliance with the requirements of such a standard.

Our work on the evaluation of the allowance for loan losses has focused on the evaluation and testing of the design and operational effectiveness of the key controls over the data inputs, assumptions and calculation of the allowance for loan losses. These key controls included, among others: i) the integrity of the data base and the auxiliary systems; ii) models and assumptions adopted by management to determine the value of the portfolio of recoverable loans; iii) changes in significant increase of credit risk; iv) the follow up and valuation of the guarantees; v) the validation and approval of the model and the results of provisions calculation by management; and vi) preparation and disclosure in Notes to the consolidated financial statements. Additionally, we tested information technology controls over the data extraction and calculation of the allowance.

We focused our audit on the following aspects, among others:

•       Review of the accounting policies and methodological framework implemented by the Group for adequacy with IFRS9;

Key Audit Matter (KAM)	How our audit addressed the key audit matter

The use of different techniques and assumptions of the model could result in significantly different provisions. Furthermore, credit risk management is complex and depends on the database being reliable and complete.

Additionally, Management has reviewed its internal credit risk methodological models, in order to respond to the uncertainty regarding COVID-19, carrying out certain procedures, such as: (i) conducting customer surveys to assign them a granular risk level in line with actual observed data that complements the assumptions used; (ii) LGD estimates were updated with assumptions, recovery costs and payments from clients in arrears, to see the impact on recoveries, which were affected by delays in lawsuits and deterioration of guarantees; and, (iii) the macroeconomic projections were updated, collecting a better expectation for 2021 under the context of COVID-19, as well as the weights of the scenarios for 2020.

As a result, this was an area of focus in our audit.

•      Evaluation of the reasonableness of the models and principal assumptions used for the calculation of the expected credit losses;

•      Evaluation of whether the data used to estimate the provision are complete and accurate; and

•      Review and independent re-performance of the calculation based on a sample of allowance for credit losses at December 31, 2020.

Regarding the updates made by Management to respond to the uncertainty of COVID-19, we carried out:

•      General understanding of updates in the models and main assumptions used, as well as in the review of the new controls implemented.

•      Review of the reasonableness of the main assumptions and judgments associated with the determination of the parameters and phases of the calculation.

•      Review of the accuracy and integrity of the data used.

We consider that the criteria and assumptions adopted by management in implementing IFRS 9 for determining the allowance for loan losses are reasonable and consistent with the disclosures included in the consolidated financial statements. This criteria and assumptions were considered in the relevant context of the consolidated financial statements.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
Valuation of the mathematical reserves for annuities (Notes 3 e;16 and 34.8 to the consolidated financial statements)

The amount recognized as mathematical reserves for annuities is S/6,806.1 million at December 31, 2020.

The valuation of the Group’s mathematical reserves depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation.

Some of the key actuarial economic assumptions used in the valuation of these reserves are critical and include, among others, the discount rate, the life expectancy of the population and the future expenses to be incurred to maintain the existing policies.

Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

Considering the above, this accounting estimate was a critical matter in our audit.

We obtained an understanding and tested key controls in the processes of determining mathematical reserves and the related processes, to analyze the actuarial and economic assumptions, as well as the data used in the calculations. We identified that the key controls related to the determination of the assumptions and the methodology of the calculation, were designed, implemented and operate effectively.

We held meetings with financial, treasury and actuarial management in order to obtain an understanding of the judgments and criteria used to determine the key actuarial economic assumptions used in the calculation of the mathematical life insurance reserves.

We have reviewed the adequacy of the actuarial and economic assumptions as a whole. With the involvement of actuarial specialists, we evaluated the reasonableness and consistency of the actuarial assumptions in an unbiased manner, including questioning management’s rationale on major criteria and judgments used; as a result, we consider that they are reasonable. Our evaluation included references to independent comparative data.

Based on the results of our audit procedures, we consider that the assumptions applied and criteria used to determine the estimates used by Group’s management, in determining the amounts recognized as mathematical life insurance reserves, are reasonable in the context of the consolidated financial statements.

Responsibilities of management and those charged with Corporate Governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or cease operations, or has no realistic alternative but to do so.

Those charged with Corporate Governance of Credicorp Ltd. and its subsidiaries are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; and designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Credicorp Ltd. and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, nothing has come to our attention regarding the existence of material uncertainty related to events or conditions that may cast significant doubt on the ability of Credicorp Ltd. and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Credicorp Ltd. and its subsidiaries to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We were responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicated with those charged with Corporate Governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with Corporate Governance with a statement that we have complied with relevant ethical requirements regarding independence, and we have communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, including the respective safeguards.

From the matters communicated with those charged with Corporate Governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, February 25, 2021

Gaveglio Aparicio y Asociados

Countersigned by

/s/ Carlos González Gonzáles	(partner)

Carlos González Gonzáles

Peruvian Public Accountant

Registration No. 50403

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	Note	2020	2019
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		8,176,612	6,177,356
Interest-bearing		28,576,382	19,809,406
	4	36,752,994	25,986,762

Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	2,394,302	4,288,524

Investments:
At fair value through profit or loss	6(a)	6,467,471	3,850,762

At fair value through other comprehensive income		42,746,061	24,614,050
At fair value through other comprehensive income pledged as collateral		997,828	1,588,673
	6(b)	43,743,889	26,202,723

Amortized cost		2,196,220	1,907,738
Amortized cost pledged as collateral		2,766,162	1,569,308
	6(c)	4,962,382	3,477,046

Loans, net:	7
Loans, net of unearned income		137,659,885	115,609,679
Allowance for loan losses		(9,898,760)	(5,123,962)
		127,761,125	110,485,717

Financial assets designated at fair value through profit or loss	8	823,270	620,544
Premiums and other policies receivable	9(a)	937,223	838,731
Accounts receivable from reinsurers and coinsurers	9(b)	919,419	791,704
Property, furniture and equipment, net	10	1,374,875	1,428,173
Due from customers on acceptances		455,343	535,222
Intangible assets and goodwill, net	11	2,639,297	2,532,087
Right-of-use assets, net	12(a)	702,928	821,840
Deferred tax assets, net	19(c)	1,693,655	520,848
Other assets	13	5,777,990	5,478,657
Total assets		237,406,163	187,859,340

Liabilities

Deposits and obligations:	14
Non-interest-bearing		47,623,119	28,316,170
Interest-bearing		94,742,383	83,689,215
		142,365,502	112,005,385

Payables from repurchase agreements and securities lending	5(b)	27,923,617	7,678,016
Due to banks and correspondents	15	5,978,257	8,841,732
Banker’s acceptances outstanding		455,343	535,222
Accounts payable to reinsurers	9(b)	338,446	216,734
Lease liabilities	12(b)	750,578	830,153
Financial liabilities at fair value through profit or loss	3(f)(v)	561,602	493,700
Technical reserves for insurance claims and premiums	16	11,675,076	9,950,233
Bonds and notes issued	17	16,319,407	14,946,363
Deferred tax liabilities, net	19(c)	105,529	134,204
Other liabilities	13	5,487,159	5,481,288
Total liabilities		211,960,516	161,113,030

Equity, net	18
Equity attributable to Credicorp´s equity holders:
Capital stock		1,318,993	1,318,993
Treasury stock		(208,433)	(207,839)
Capital surplus		192,625	226,037
Reserves		21,429,635	19,437,645
Other reserves		1,865,898	1,088,189
Retained earnings (losses)		347,152	4,374,935
		24,945,870	26,237,960

Non-controlling interest		499,777	508,350
Total equity, net		25,445,647	26,746,310

Total liabilities and net equity		237,406,163	187,859,340

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Interest and similar income	22	11,547,648	12,381,664	11,522,634
Interest and similar expenses	22	(2,976,306)	(3,289,913)	(3,033,529)
Net interest, similar income and expenses		8,571,342	9,091,751	8,489,105

Provision for credit losses on loan portfolio	7(c)	(6,080,289)	(2,100,091)	(1,814,898)
Recoveries of written-off loans		159,781	254,155	283,190
Provision for credit losses on loan portfolio, net of recoveries		(5,920,508)	(1,845,936)	(1,531,708)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		2,650,834	7,245,815	6,957,397

Other income
Commissions and fees	23	2,912,778	3,232,781	3,126,857
Net gain on foreign exchange transactions		622,783	748,382	737,954
Net gain on securities	24	523,082	546,814	242,829
Net gain on derivatives held for trading		40,789	6,043	13,262
Net gain from exchange differences		19,804	19,520	16,022
Others	29	286,981	344,229	273,882
Total other income		4,406,217	4,897,769	4,410,806

Insurance underwriting result
Net premiums earned	25	2,428,060	2,394,243	2,061,481
Net claims incurred for life, general and health insurance contracts	26	(1,708,113)	(1,531,418)	(1,212,198)
Acquisition cost		(361,814)	(365,848)	(380,310)
Total insurance underwriting result		358,133	496,977	468,973

Other expenses
Salaries and employee benefits	27	(3,312,954)	(3,411,023)	(3,219,875)
Administrative expenses	28	(2,386,108)	(2,361,117)	(2,317,829)
Depreciation and amortization	10 and 11(a)	(497,910)	(455,033)	(429,122)
Impairment loss on goodwill	11(b)	(63,978)	–	(38,189)
Depreciation for right-of-use assets	12(a)	(172,005)	(169,406)	–
Others	29	(758,068)	(268,469)	(239,947)
Total other expenses		(7,191,023)	(6,665,048)	(6,244,962)

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2020	2019	2018
		S/(000)	S/(000)	S/(000)
Profit before income tax		224,161	5,975,513	5,592,214
Income tax	19(b)	109,977	(1,623,182)	(1,520,909)
Net profit		334,138	4,352,331	4,071,305

Attributable to:
Credicorp’s equity holders		346,894	4,265,304	3,983,865
Non-controlling interest		(12,756)	87,027	87,440
		334,138	4,352,331	4,071,305

Net basic and dilutive earnings per share attributable to Credicorp’s equity holders (in Soles):

Basic	30	4.37	53.66	50.13
Diluted	30	4.36	53.53	49.99

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

		2020	2019	2018
		S/(000)	S/(000)	S/(000)
Net profit for the year		334,138	4,352,331	4,071,305
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net gain (loss) on investments at fair value through other comprehensive income	18(d)	714,362	1,064,859	(642,505)
Income tax	18(d)	(11,717)	(22,259)	11,831
		702,645	1,042,600	(630,674)

Net movement on cash flow hedges	18(d)	(16,402)	(37,851)	41,241
Income tax	18(d)	3,933	10,290	(10,942)
		(12,469)	(27,561)	30,299

Other reserves	18(d)	(263,820)	(666,556)	–
Income tax	18(d)	26,846	–	–
		(236,974)	(666,556)	–

Exchange differences on translation of foreign operations	18(d)	258,271	(58,323)	45,655

Net movement in hedges of net investments in foreign businesses	18(d)	(1,219)	–	–
		257,052	(58,323)	45,655

Total		710,254	290,160	(554,720)

Not to be reclassified to profit or loss in subsequent periods:

Net gain in equity instruments designated at fair value through other comprehensive income	18(d)	73,270	91,512	20,971
Income tax	18(d)	3,414	5,999	(168)
		76,684	97,511	20,803

Total		76,684	97,511	20,803

Total other comprehensive income	18(d)	786,938	387,671	(533,917)

Total comprehensive income for the year, net of income tax		1,121,076	4,740,002	3,537,388

Attributable to:
Credicorp’s equity holders		1,124,603	4,645,040	3,455,682
Non-controlling interest		(3,527)	94,962	81,706
		1,121,076	4,740,002	3,537,388

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income	Instruments that will be reclassified to the consolidated statement of income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2018 - Restated	1,318,993	(204,398)	(4,539)	271,948	14,647,709	431,711	853,747	(32,781)	–-	(16,041)	4,298,578	21,564,927	497,136	22,062,063
Changes in equity in 2018 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	3,983,865	3,983,865	87,440	4,071,305
Other comprehensive income, Note 18(d)	–	–	–	–	–	20,840	(624,277)	29,620	–	45,634	–	(528,183)	(5,734)	(533,917)
Total comprehensive income	–	–	–	–	–	20,840	(624,277)	29,620	–	45,634	3,983,865	3,455,682	81,706	3,537,388
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	2,933,617	–	–	–	–	–	(2,933,617)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(1,130,427)	(1,130,427)	–	(1,130,427)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(45,134)	(45,134)
Acquisition of non-controlling interest	–	–	–	–	–	–	–	–	–	–	(70,046)	(70,046)	(104,426)	(174,472)
Purchase of treasury stock, Note 18(b)	–	–	(1,869)	(93,544)	–	–	–	–	–	–	–	(95,413)	–	(95,413)
Share-based payment transactions	–	–	2,767	67,790	17,230	–	–	–	–	–	–	87,787	–	87,787
Others	–	45	–	–	–	–	–	–	–	–	26,688	26,733	(2,449)	24,284
Balances as of December 31, 2018	1,318,993	(204,353)	(3,641)	246,194	17,598,556	452,551	229,470	(3,161)	–	29,593	4,175,041	23,839,243	426,833	24,266,076

Changes in equity in 2019 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	4,265,304	4,265,304	87,027	4,352,331
Other comprehensive income, Note 18(d)	–	–	–	–	–	97,514	1,026,518	(26,943)	(658,491)	(58,862)	–	379,736	7,935	387,671
Total comprehensive income	–	–	–	–	–	97,514	1,026,518	(26,943)	(658,491)	(58,862)	4,265,304	4,645,040	94,962	4,740,002
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	1,858,811	–	–	–	–	–	(1,858,811)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(1,595,229)	(1,595,229)	–	(1,595,229)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(52,971)	(52,971)
Additional dividends	–	–	–	–	(31,268)	–	–	–	–	–	(606,824)	(638,092)	–	(638,092)
Purchase of treasury stock, Note 18(b)	–	–	(1,814)	(101,411)	–	–	–	–	–	–	–	(103,225)	–	(103,225)
Share-based payment transactions	–	–	2,004	81,254	11,546	–	–	–	–	–	–	94,804	–	94,804
Acquisition of subsidiaries, Note 2(a)	–	–	–	–	–	–	–	–	–	–	–	–	74,392	74,392
Others	–	(35)	–	–	–	–	–	–	–	–	(4,546)	(4,581)	(34,866)	(39,447)
Balances as of December 31, 2019	1,318,993	(204,388)	(3,451)	226,037	19,437,645	550,065	1,255,988	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY (CONTINUED)

	Attributable to Credicorp’s equity holders.
						Other reserves
		Treasury stock				Instruments that will not be reclassified to income
	Capital stock	Shares of the Group	Share-based payment	Capital surplus	Reserves	Investments in equity instruments	Investments in debt instruments	Cash flow hedge reserve	Insurance reserves	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total net equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of December 31, 2019	1,318,993	(204,388)	(3,451)	226,037	19,437,645	550,065	1,255,988	(30,104)	(658,491)	(29,269)	4,374,935	26,237,960	508,350	26,746,310
Changes in equity in 2020 -
Net profit for the year	–	–	–	–	–	–	–	–	–	–	346,894	346,894	(12,756)	334,138
Other comprehensive income, Note 18(d)	–	–	–	–	–	76,849	688,831	(12,217)	(234,107)	258,353	–	777,709	9,229	786,938
Total comprehensive income	–	–	–	–	–	76,849	688,831	(12,217)	(234,107)	258,353	346,894	1,124,603	(3,527)	1,121,076
Transfer of retained earnings to reserves, Note 18(c)	–	–	–	–	1,977,091	–	–	–	–	–	(1,977,091)	–	–	–
Dividend distribution, Note 18(e)	–	–	–	–	–	–	–	–	–	–	(2,392,844)	(2,392,844)	–	(2,392,844)
Dividends paid to interest non-controlling of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(32,273)	(32,273)
Additional dividends	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Purchase of treasury stock, Note 18(b)	–	–	(3,418)	(148,543)	–	–	–	–	–	–	–	(151,961)	–	(151,961)
Sale of treasury stocks, Note 18(b)	–	62	–	–	–	–	–	–	–	–	–	62	–	62
Share-based payment transactions	–	–	2,762	115,131	14,899	–	–	–	–	–	–	132,792	–	132,792
Others	–	–	–	–	–	–	–	–	–	–	(4,742)	(4,742)	27,227	22,485
Balances as of December 31, 2020	1,318,993	(204,326)	(4,107)	192,625	21,429,635	626,914	1,944,819	(42,321)	(892,598)	229,084	347,152	24,945,870	499,777	25,445,647

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Note	2020	2019	2018
		S/000	S/000	S/000
CASH AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES
Net profit for the year		334,138	4,352,331	4,071,305

Adjustment to reconcile net profit to net cash arising from operating activities:
Provision for credit losses on loan portfolio	7(c)	6,080,289	2,100,091	1,814,898
Impact of fair value of portfolio with change in effective rate		326,691	–	–
Depreciation and amortization	10 and 11(a)	497,910	455,033	429,122
Depreciation of right-of-use assets	12(a)	172,005	160,406	–
Depreciation of investment properties	13(e)	7,018	6,727	7,405
Deferred (income) tax expense	19(b)	(1,147,311)	(52,435)	91,101
Adjustment of technical reserves	25(a)	758,274	761,970	713,433
Net gain on securities	24	(523,082)	(546,814)	(242,829)
Impairment loss on goodwill	11(b)	63,978	–	38,189
Provision for sundry risks	13(f)	140,897	27,272	42,236
(Gain) loss on financial assets designated at fair value through profit and loss	25(a)	(115,627)	(93,664)	53,935
Net gain of trading derivatives		(40,789)	(6,043)	(13,262)
Net Income from sale of property, furniture and equipment	29	(8,523)	(16,869)	(54,952)
(Gain) loss net from sale of seized and recovered assets	29	(728)	9,617	3,411
Expense for share-based payment transactions	27	103,632	120,062	106,865
Net gain from sale of written-off portfolio		(35,638)	(106,835)	(60,663)
Intangible losses due to withdrawals and dismissed projects	29	40,342	22,492	–
Others		33,827	(19,840)	(16,022)
Net changes in assets and liabilities
Net (increase) decrease in assets:
Loans		(20,593,548)	(6,767,721)	(10,236,155)
Investments at fair value through profit or loss		(2,197,109)	(206,534)	530,918
Investments at fair value through other comprehensive income		(15,904,097)	771,680	(837,699)
Cash collateral, reverse repurchase agreements and securities borrowings		2,137,262	(265,157)	3,604,105
Sale of written off portfolio		36,921	193,770	60,663
Other assets		(335,229)	(1,142,133)	(1,078,163)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2020	2019	2018
		S/000	S/000	S/000
Net increase (decrease) in liabilities
Deposits and obligations		25,856,151	7,457,393	5,583,328
Due to Banks and correspondents		(3,143,279)	426,411	267,383
Payables from repurchase agreements and securities lending		20,200,747	(1,714,532)	(4,069,121)
Bonds and notes issued		(96,199)	670,877	(1,264,573)
Short-term and low-value lease payments		(74,016)	(63,047)	–
Other liabilities		1,274,759	1,567,333	1,310,271
Income tax paid		(1,162,843)	(1,168,130)	(1,106,700)
Net cash flow from operating activities		12,686,823	6,933,711	(251,571)

NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue from sale of property, furniture and equipment		22,956	35,355	95,063
Revenue from sale of investment property		78	38,969	25,552
Revenue from sales and reimbursement of investment to amortized cost		1,600,519	3,256,332	4,083,902
Purchase of property, furniture and equipment	10	(98,120)	(134,776)	(181,459)
Purchase of investment property	13(e)	(26,533)	(33,321)	(49,519)
Purchase of intangible assets	11(a)	(535,241)	(371,957)	(419,789)
Purchase of investment at amortized cost		(2,837,015)	(1,688,443)	(3,613,093)
Acquisition of subsidiaries, net of cash received	2(a)	–	(375,952)	–
Net cash flows from investing activities		(1,873,356)	726,207	(59,343)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	18(e)	(2,392,844)	(1,595,229)	(1,130,427)
Dividends paid to non-controlling interest of subsidiaries		(32,273)	(52,971)	(45,134)
Additional dividends	18(e)	–	(638,092)	–
Principal payments of leasing contracts		(163,392)	(147,841)	–
Interest payments of leasing contracts		(32,295)	(37,438)	–
Subordinated bonds		684,243	(977,009)	–
Purchase of treasury stock	18(b)	(151,899)	(103,225)	(95,413)
Acquisition of non-controlling interest		–	–	(174,472)
Net cash flows from financing activities		(2,088,460)	(3,551,805)	(1,445,446)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Note	2020	2019	2018
		S/000	S/000	S/000
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		8,725,007	4,108,113	(1,756,360)

Effect of changes in exchange rate of cash and cash equivalents		2,034,718	(294,874)	704,966
Cash and cash equivalents at the beginning of the period		25,974,042	22,160,803	23,212,197

Cash and cash equivalents at the end of the period		36,733,767	25,974,042	22,160,803

Additional information from cash flows
Interest received		11,161,316	12,349,495	11,469,209
Interest paid		(2,959,525)	(3,193,536)	(3,034,140)

Transactions that do not represent cash flow
Recognition of lease operations		(118,912)	852,800	–

Reclassification from investments at amortized cost to fair value with changes in equity		–	241,656	–

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
2020	As of January 1, 2020	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	As of December 31, 2020
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	4,387,743	3,222,663	(2,538,420)	396,089	–	–	(86,752)	5,381,323
	4,387,743	3,222,663	(2,538,420)	396,089	–	–	(86,752)	5,381,323

		Changes that generate cash flows		Changes that do not generate cash flows
2019	As of January 1, 2019	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge	Others	As of December 31, 2019
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:
Amortized cost	5,424,401	–	(977,009)	(69,875)	421	–	9,805	4,387,743
	5,424,401	–	(977,009)	(69,875)	421	–	9,805	4,387,743

		Changes that generate cash flows		Changes that do not generate cash flows
2018	As of January 1, 2018	New issues	Amortization of principal	Exchange difference	Changes in fair value	Discontinuing of hedge (*)	Others	As of December 31, 2018
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Subordinated bonds:	2,257,516	–	–	183,791	164	2,951,813	31,117	5,424,401
Amortized cost	2,989,873	–	–	17,210	(55,270)	(2,951,813)	–	–
	5,247,389	–	–	201,001	(55,106)	–	31,117	5,424,401

Fair value hedge	(34,290)	–	(9,245)	(293)	31,185	–	12,643	–

(*) During the first quarter of 2018, the Group discontinued the fair value hedge of certain liability bonds that were classified to fair value; as a result, these bonds were reclassified as financial liabilities at amortized cost.

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and according to Bermuda’s economic substance regulation, Credicorp Ltd. as an independent legal entity, is considered a “Pure Equity Holding Entity” (PEHE). Credicorp’s activity is to maintain equity interests and receive passive income such as dividends, capital gains and other income from investments in securities.

In order to keep Credicorp’s structure and organization fully aligned with the new legislation on economic substance approved by the Government of Bermuda on January 11, 2019, as of October 29, 2020, the decisions of the Credicorp Board of Directors will be limited to issues related to Credicorp’s strategy, objectives and goals, main action plans and policies, risk control and management, annual budgets, business plans and control of their implementation, supervision of the main expenses, investments, acquisitions and disposals, among other “passive” decisions related to Credicorp. The authority to make decisions applicable to Credicorp’s subsidiaries, such as the adoption of relevant strategic or management decisions, the assumption of expenses for the benefit of its affiliates, the coordination of group activities, and the granting of credit facilities in favor of its affiliates, it has been transferred to Grupo Crédito SA, a subsidiary of Credicorp.

Credicorp, through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries (see Note 3 (b)). Its main subsidiary is Banco de Credito del Perú (hereinafter “BCP” or the “Bank”), a multiple bank incorporated in Peru.

Credicorp’s legal address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, the main offices from where Credicorp’s businesses are managed are located at Calle Centenario N ° 156, La Molina, Lima, Peru.

At a Credicorp Board of Directors meeting, held on December 19, 2019, the Corporate Policy for the Prevention of Corruption and Bribery was approved. This document specifies that neither Credicorp nor any of its subsidiaries can make contributions or deliver any benefit to political organizations or their members, under any modality, directly or indirectly. Management confirms that during 2020, none of these contributions have been made.

The consolidated financial statements presented correspond to the financial statement of Credicorp and subsidiaries (hereinafter “the Group”). The consolidated financial statements as of December 31, 2019 and for the year then ended were approved by the Board of Directors on February 27, 2020 and presented to the General Shareholders’ Meeting on June 5, 2020. The consolidated financial statements as of December 31, 2020 and for the year ended on that date were approved and authorized for issuance by the Board of Directors and Management on February 25, 2021, and will be presented for final approval in the General Shareholders’ Meeting, which will be held within the deadlines established by law; in Management’s opinion, these will be approved without modifications.

Credicorp is listed on the Lima and New York Stock Exchanges.

2	SIGNIFICANT TRANSACTIONS

a)	Main acquisitions, incorporations and mergers

i)	Acquisitions during the year 2019

Banco Compartir S.A.-

On June 28, 2019, Credicorp, through its Subsidiary Credicorp Holding Colombia S.A.S., signed an agreement with the majority shareholders of Banco Compartir S.A. (hereinafter “Bancompartir”) to acquire 74.49 percent of its share capital. Subsequently, as part of the initial agreement, in July 2019, Credicorp Holding Colombia S.A.S. signed agreements with minority shareholders to additionally acquire 2.97 percent of the share capital of Bancompartir.

Bancompartir is a financial institution incorporated in Colombia to operate as banking stablishment, with the objective of carrying out all the businesses, operations, acts and contracts authorized by law and by the Superintendency of Banks Colombia (SFC from spanish acronym, banking regulator of Colombia).

The acquisition of Bancompartir was approved by the Superintendency of Banks Colombia Insurance through document N°2019120112-000-000, dated in November 12, 2019.

Credicorp Holding Colombia S.A.S. paid a total of COP265,251.7 million (equivalent to S/255.7 million) for the acquisition of 77.46 percent of the share capital of Bancompartir, effective December 1, 2019.

Ultraserfinco S.A. and Subsidiaries –

On November 1, 2019, Credicorp through its Subsidiaries Credicorp Holding Colombia S.A.S. and Credicorp Capital Fiduciaria S.A., acquired 84.20 percent and 15.80 percent, respectively, of the capital stock of Ultraserfinco S.A. (a company incorporated in Colombia in 1991 and oriented to provide services related to the purchase and sale of securities), for approximately COP118,251 million (equivalent to S/116.8 million) and COP22,312 million (equivalent to S/22.1 million), respectively.

The acquisition of Ultraserfinco includes its subsidiaries Ultra Holdings Group Inc.; Ultralat Group Inc.; Ultralat Capital Market Inc. and Ultralat Investment Advisor; which have as economic goal to administer investment funds and carry out stock operations in the country in which they operate.

The transaction was approved by the Superintendencia Financiera of Securities and Insurance through document N° 2019052313-000-000 dated October 22, 2019, the effective date of the acquisition was in November 1, 2019.

Multicaja Prepago S.A. and Tenpo SpA –

On March 27, 2019, Credicorp through its subsidiary Krealo SpA (an entity incorporated in Chile on January 2019), suscribed an agreement with Multicaja S.A. in order to acquire the 100.0 percent of the equity of Multicaja Prepago S.A. for approximately US$6.1 million equivalent to S/19.6 million, and Tenpo SpA for approximately US$12.5 million, equivalent to S/41.1 million.

Multicaja Prepago S.A., is a chilean company oriented exclusively to the issuance of non-bank payment cards with provision of funds and other necessary activities, which are authorized by the Comisión para el Mercado Financiero- CMF (before “Superintendencia de Bancos e Instituciones Financieras”, the Chilean Banking Supervisor- SBIF from spanish acronym).

The acquisition of Multicaja Prepago was approved by the SBIF through the document N° 218999 on May 28, 2019.

Tenpo SpA, is a Chilean company oriented to develop information systems and data processing; as well as the development of activities related to the commercialization or distribution of digital and computer products and services. The acquisition of this entity does not required the approval of the Chilean Banking Supervisor.

The acquisition of these entities was effective in July 1, 2019.

Compañía Incubadora de Soluciones Móviles S.A.C. -

On January 2019, Credicorp through its subsidiary Grupo Crédito S.A. (hereinafter “Grupo Crédito”) acquired the 100.00 percent of the capital stock of Compañía Incubadora de Soluciones Móviles S.A. (hereinafter “Culqi”), an entity incorporated in Peru, oriented to the development and operation of a platform online payment methods for approximately US$4.0 million (equivalent to S/13.3 million).

At the date of acquisition, the book value and fair value of the identified assets and liabilities of the entities purchased were the following:

	Book value					Fair value adjustments					Fair value recognized on acquisition					Total fair value
	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	Bancompartir	Ultraserfinco and Subsidiaries	Multicaja	Tenpo	Culqi	recognized on acquisition
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash	30,985	55,160	3,633	1,938	1,016	–	–	–	–	–	30,985	55,160	3,633	1,938	1,016	92,732
Investments	153,188	24,739	–	–	–	–	–	–	–	–	153,188	24,739	–	–	–	177,927
Loans, net	706,621	–	–	–	–	(54,765)	–	–	–	–	651,856	–	–	–	–	651,856
Right-of-use assets, net	6,578	5,206	–	–	–	–	–	–	–	–	6,578	5,206	–	–	–	11,784
Property, furniture and equipment, net, Note 10(a)	5,969	3,385	34	112	32	374	688	–	–	–	6,343	4,073	34	112	32	10,594

Intangible, Note 11
Software and licenses	60,450	–	–	–	2	–	–	2,647	4,640	8,322	60,450	–	2,647	4,640	8,324	76,061
Brand “Culqi”	–	–	–	–	–	–	–	–	–	1,164	–	–	–	–	1,164	1,164
Brand “Recarga”	–	–	–	–	–	–	–	–	2,790	–	–	–	–	2,790	–	2,790
Client relationships	–	–	–	–	–	–	13,376	–	2,536	2,550	–	13,376	–	2,536	2,550	18,462
PayPal Contract	–	–	–	–	–	–	–	–	7,504	–	–	–	–	7,504	–	7,504
Fund manager contract	–	–	–	–	–	–	4,298	–	–	–	–	4,298	–	–	–	4,298
Anti-competition contract	–	–	–	–	–	5,454	7,291	–	–	–	5,454	7,291	–	–	–	12,745
Deferred tax assets	–	–	–	–	–	18,242	–	–	–	541	18,242	–	–	–	541	18,783
Other assets	58,557	17,784	17	1,204	1,100	–	–	–	–	(400)	58,557	17,784	17	1,204	700	78,262

Liabilities
Deposits and obligations	794,893	–	–	–	–	–	–	–	–	–	794,893	–	–	–	–	794,893
Due to banks and correspondents	50,659	–	–	–	–	–	–	–	–	–	50,659	–	–	–	–	50,659
Lease liabilities	6,874	5,680	–	–	–	–	–	–	–	–	6,874	5,680	–	–	–	12,554
Deferred tax liabilities	139	–	–	–	–	1,895	7,924	715	4,717	3,550	2,034	7,924	715	4,717	3,550	18,940
Other liabilities	16,101	24,041	192	142	955	–	–	–	–	–	16,101	24,041	192	142	955	41,431

Total net assets identified at fair value	153,682	76,553	3,492	3,112	1,195	(32,590)	17,729	1,932	12,753	8,627	121,092	94,282	5,424	15,865	9,822	246,485

Non-controlling interest											(56,689)	–	–	–	–	(56,689)

Goodwill arising on acquisition											188,271	44,628	14,182	25,260	3,518	275,859

Total purchase consideration											252,674	138,910	19,606	41,125	13,340	465,655

All purchases were recorded using the purchase method, as required by the IFRS 3 “Business combinations”, applicable on the date of the transaction. Assets and liabilities were recorded at their estimated market values at the acquisition dates, including intangible assets identified not recorded in the financial statements of each entity.

The acquisition costs incurred by Bancompartir and Ultraserfinco and Subsidiaries amounted to approximately COP 2,040.2 million equivalent to S/2.0 million, acquisition costs incurred by Multicaja and Tenpo amounted to CLP 50.6 million equivalent to approximately S/0.2 million and the acquisition costs of Culqi amounted to S/0.1 million. Also, these costs were recorded in the “Administrative expenses” section of the consolidated statement of income.

The Group chose to measure the uncontrolled interests held in Bancompartir at fair value, which were estimated considering the consideration paid.

The fair values of the intangible assets identified at the acquisition date were determined using the income approach, based on the present value of earnings attributable to the asset or costs avoided as a result of being the owner of the asset. Under this approach, the fair value of intangible assets is determined through the future cash flow methodology discounted using the rate of return that considers the relative risk of getting cash flows and the value of money over time.

The following methods, based on the income approach, were used by the Management of Credicorp, to estimate the fair values of the intangible assets identified at the acquisition date.

–	For the valuation of the intangible acquired by the anti-competition contract, the Management used the “With-or-without” method, which estimates the fair value of intangible assets comparing with the cash flows generated by the entity, including the intangible asset against cash flows generated by the company excluding said intangible asset.

–	For the software valuation was applied the method “Replacement cost to new”, which estimates the costs that should be incurred to acquire or build an asset with similar characteristics, capacity and functionalities.

–	The “Relief from Royalties” method was applied for brand valuation, which estimates the cash flows that the company saves for the payment of royalties that it would make if it did not count with a brand of its own.

–	For the valuation of the intangible asset of the Client relationship was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangible asset after discounting returns for all assets that contribute to the flow.

–	For the valuation of the intangible asset of the fund manager contracts was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangible asset after discounting returns for all assets that contribute to the flow.

–	For the valuation of the intangible asset of the PayPal contract was used the method of “Multi-Period Excess Earnings Method (MEEM)”, which estimates the residual cash flow of the intangible asset after discounting returns for all assets that contribute to the flow.

In Management’s opinion, those methods are generally accepted for the valuation of intangible assets identified in business combination processes.

From the effective date of acquisition (December 1, 2019) until December 31, 2019, Bancompartir contribution’s in interest and similar income amounted to approximately S/16.5 million. If the combination had taken place at the beginning of the year, the similar interests and income of the Group would have amounted to approximately S/198.7 million (an increase of S/182.2 million). The income of the other acquired companies is inmaterial for the consolidated financial statements of the Group. Also, for the year 2019, the profit (loss) before taxes of acquired companies are immaterial for consolidated financial statements of the Group.

ii)	Merger by absorption between Credicorp Capital Colombia S.A. and Ultraserfinco S.A. –

At the General Shareholders’ Meeting - Extraordinary Meeting held on January 13, 2020, the shareholders of Credicorp Capital Colombia S.A. approved the legal merger of Ultraserfinco S.A. This operation was authorized by the Superintendency of Colombian Bank through Resolution N°0421 of April 24, 2020. Also, on June 27, 2020, Credicorp Capital Colombia S.A. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Ultraserfinco S.A. (absorbed entity).

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

iii)	Merger by absorption between Banco Compartir S.A. and Edyficar S.A.S. –

At the General Shareholders’ Meeting - Extraordinary Meeting held on August 03, 2020, the shareholders of Banco Compartir S.A. approved the legal merger of Edyficar S.A.S. This operation was authorized by the Superintendency of Colombian Bank through Resolution N°756 of August 26, 2020. Also, October 30,2020, Banco Compartir S.A. (absorbing entity) acquired all the assets, liabilities, rights and obligations of Edyficar S.A.S. (absorbed entity). Likewise, both entities agreed that, from the date of the merger, the legal name of the new merged entity will be “Mibanco - Banco de la Microempresa de Colombia S.A.”.

This transaction has not generated a significant impact on the Group’s consolidated financial statements.

b)	The outbreak of the new coronavirus (hereinafter “COVID-19”).

The COVID-19 outbreak, which was first reported in Wuhan, China, in late year 2019 forced governments globally to take important measures to mitigate the spread of the disease, such as the closure of international borders, severe mobilization restrictions and quarantines. As a result, the Global Gross Domestic Product (GDP; and PBI, by its initials in Spanish) contracted severely in 2020 and the economies in which Credicorp operates (mainly Peru, Chile, Colombia, Bolivia and Panama) were severely affected.

The main measures taken by the governments of the countries in which Credicorp operates consisted of emergency declarations, mobilization restrictions, quarantines and border closures, which have later been modified to selective quarantines in most cases. During the second semester of 2020, the economies of these countries began their reopening processes in phases or stages, but due to the increase in cases that have occurred at the end of 2020, restrictive movement measures have been imposed by risk areas that extend until the date of issuance of this report.

The economies of the countries in which the Group mainly operates have shown signs of recovery and vaccinations began on December 24, 2020 in Chile, January 2021 in Panama and Bolivia, on February 9, 2021 in Peru and February 17, 2021 in Colombia.

Panama

i)	Government measures to counteract negative effects of the pandemic -

The government adopted fiscal and macro-financial measures such as spending on social and health programs aimed at supporting SMEs and implemented tax relief measures. The Superintendency of Banks of Panama (SBP) allowed banks to use accumulated dynamic provisioning to absorb the impact of credit losses, allowed banks to undertake voluntary loan restructurings with distressed borrowers, and requested banks not to charge interest on unpaid interest.

ii)	Effects of the pandemic on the economy-

In May 2020, at the worst moment of the pandemic, GDP fell 31.0 percent “compared to the previous year” (hereinafter, “y/y”) due to the importance of the services sector, which represents more than 75.0 percent GDP, and its dependence on external demand. Its recovery has been taking place at a slower pace than its peers, with a fall in GDP of 17.0 percent y/y in November (latest data available).

In November, Standard & Poor’s lowered its credit rating to BBB with a stable outlook, while Moody’s, in October, changed its credit rating outlook to negative (Baa1). Fitch, in February 2020, also changed the outlook to negative (BBB).

Bolivia

i)	Government measures to counteract negative effects of the pandemic -

The Bolivian government announced fiscal and monetary measures such as payments for the unemployed and families with children, coverage of basic services, loans to companies to cover the payment of wages, a microcredit support program, a bonus against hunger, the enactment of a tax on Large Fortunes Law and the Refund of the Value Added Tax (VAT). The Central Bank injected liquidity to the local market and; in relation to measures that affect the financial system, the renewal of the deferral of the payment of bank loans and interest was approved until July 2021 (clients have not been paying capital or interest since March 2020). On the other hand, banks and financial companies must pay an additional 25.0 percent tax on profits if the ROE (Retorn on Equity) exceeds 6.0. Likewise, in December 2020, the capitalization of 100.0 percent of the net profits obtained by banks and financial entities was approved, with the aim of strengthening the financial system and expanding credit.

ii)	Effects of the pandemic on the economy-

The economy sank 26.6 percent y/y in April, the largest recorded contraction of the Global Index of Economic Activity (IGAE, by its acronym in Spanish) in recent times. The recovery began in the second quarter of 2020 with the rise in commodity prices and some normalization in gas-related activities. The 2020 is estimated to have closed with a GDP of (7.8) percent.

In September, Fitch and Moody’s lowered Bolivia’s long-term foreign currency rating from B + to B due to deteriorating growth prospects and the country’s public finances amid acute political tensions.

Colombia

i)	Government measures to counteract negative effects of the pandemic -

The Colombian government gradually implemented a series of measures such as salary subsidies, deferral of the payment of business income tax, and social security payments. In addition, a credit program for companies equivalent to 8.0 points per capita of GDP was launched. On the other hand, the Central Bank has injected about 1.4 percent of GDP to provide liquidity in the local market and cut the benchmark rate by 250 basis points to 1.75 percent, a new low. In relation to the financial system, grace periods and credit restructuring were given for natural and legal people.

ii)	Effects of the pandemic on the economy -

In April, the recession reached its lowest point with a contraction of 20.1 percent y/y according to the Economic Activity Index (IMACO, by its acronym in Spanish) and from there the recovery began and closed the year 2020 with a contraction of the GDP of 6.8 percent.

Colombia faces the possible loss of investment grade. Fitch downgraded the long-term foreign currency rating from BBB to BBB- with a negative outlook in April. S&P also downgraded the outlook to negative in March with a BBB- rating when the pandemic began. Finally, in December, Moody’s also changed the outlook from stable to negative, ratifying the rating at Baa2. The decision was based on a strong deterioration of multiple debt indicators during 2020, although they expect a fiscal consolidation from 2022 as a result of the new tax reform that will be discussed in the first half of 2021.

Chile

i)	Government measures to counteract negative effects of the pandemic -

The Chilean government announced three fiscal stimulus packages that represent 12.0 percent of GDP, with measures mainly focused on protecting jobs and income for low- and middle-income families, as well as SMEs. The Ministry of Finance also announced an expansion of the Fund of Guarantee for Small businesses (FOGAPE, by its acronym in Spanish) to temporarily include medium and large companies. The Central Bank of Chile (BCCh, by its initials in Spanish) reduced its interest rate in 125 basis points accumulated to 0.5 percent and adopted unconventional measures such as the purchase of bank and government bonds, as well as the introduction of a new financing program for banks conditional to increased credit. Additionally, two withdrawals of 10.0 percent of the individual pension fund accounts were approved.

ii)	Effects of the pandemic on the economy -

The economic impact of the pandemic is unprecedented in Chile. The economy hit its lowest point in May with a contraction of 15.5 percent y/y and has since recovered. At the end of 2020 the GDP closed at (5.9) percent. Commerce and industry continue to lead the gradual recovery, but the services sector and construction remain weak.

On October 15, Fitch downgraded Chile’s long-term foreign currency rating from A to A- in response primarily to a marked deterioration in fiscal accounts.

Peru

i)	Government measures to counteract negative effects of the pandemic -

In response to the major sanitary and economic shock from COVID-19, the Ministry of Finance, the Central Bank and Congress announced and implemented an ample package of measures to mitigate and stimulate the economy for the equivalent of around 20.0 percent of GDP. The ability to implement measures of this magnitude stems from prudent macroeconomic policies that have been implemented for decades.

The measures enacted include grace periods and rescheduling of credits to individuals and legal entities, tax relief, public spending, access to private savings (pension fund accounts and severance indemnity deposits), and government-backed liquidity programs.

In particular, the government supported the business sector through two government-backed programs:

- “Reactiva Perú” is a liquidity program, created by the National Government through Legislative Decree N°1455, and modified by Legislative Decree N°1457 and Supreme Decree N°124-2020-EF, it aims to give a quick and effective response to the liquidity needs that companies have to face due to the impact of COVID-19. The program seeks to ensure continuity in the credit chain, granting guarantees to micro, small, medium and large companies so that they can access working capital loans, and thus can meet their short-term obligations with its workers and suppliers of goods and services. This program initially had resources of S/30 billion and later, through Legislative Decree N°1485, the amount was increased by an additional S/30 billion reaching the amount of S/60 billion equivalents to 8.0 percent of GDP.

The amount of the credit in soles disbursed and the individual guarantee depended on the sales volume of each company. The maximum amount of guaranteed credits to be granted responded to the three months of average monthly sales in 2019, according to the Tax Administration of Peru (SUNAT, by its acronym in Spanish). Likewise, in the case of credits intended for microenterprises, an alternative to the sales level, the amount equivalent to two months average debt of the year 2019 can also be used, up to a maximum of S/40.0 thousand. The level of guarantee coverage of the Peruvian Government for these loans is 98.0 percent for loans disbursed up to S/90.0 thousand and varies between 95.0 percent and 80.0 percent for loans greater than S/90.0 thousand and up to S/10.0 million.

The loans disbursed from “Reactiva Perú” program have maximum terms of up to thirty-six months, with a grace period of up to twelve months. Likewise, financial entities undertake to offer these credits at record low rates, since the Central Reserve Bank of Peru (BCRP, by its initials in Spanish) granted said funds through repurchase credit agreement with the Guarantee of the National Government represented in securities, which may be assigned through auctions or direct operations, they remunerate an effective annual rate of 0.5 percent and include a grace period of twelve months without payment of interest or principal.

By end December 2020 the liquidated repurchase agreement operations with state guarantee from the Central Bank stood at S/50,729 million.

-  The Enterprise Support Fund (FAE, by its acronym in Spanish) program enables banks and microfinance entities to provide Small and Micro businesses loans for up to S/4.0 billion with government guarantee coverage levels between 90.0 percent and 98.0 percent. This amount represents about 9.0 percent of the loan portfolio for SMEs (Pymes, by its Spanish initials) systemwide. Other Funds which have also been created are FAE funds for Agriculture and Tourism for S/2.0 billion and S/1.5 billion, respectively. These funds follow similar structures to the original FAE but are focused on specific sectors.

Finally, the Central Bank lowered its reference rate in 200 basis points reaching 0.25 percent, a historic minimum, and has provided liquidity for six and twelve months through credit agreements since the beginning of March. BCRP has also implemented measures to mitigate exchange rate volatility. Additionally, the Superintendency of Banking, Insurance and AFP (SBS) authorized credit extensions for up to six months with no effect on clients’ credit ratings.

ii)	Effects of the pandemic on the economy -

Economic activity has continued to show signs of recovery, at a better rate than initially expected, after registering a 29.8 percent drop in GDP in the second quarter, at the end of 2020 the GDP contracted 11.1 percent. This recovery was supported by a more favorable external environment, mainly due to the appreciation of the price of copper, and an environment where available local economic indicators also accompanied the recovery.

The Government made international issues at historically low rates for a total of US$7,000.0 million in the year, to finance the significant fiscal deficit incurred during 2020.

However, in December 2020, the risk rating agency Fitch revised the outlook for Peru’s long-term credit rating in foreign currency from Stable to Negative, but maintained the rating at BBB+.

The notes to the consolidated financial statements that show some impact due to COVID 19 are as follows: Note 5, Note 6, Note 7, Note 9, Note 12, Note 14, Note 16, Note 22, Note 23, Note 24, Note 26, Note 29 and Note 34.

The consolidated financial statements reasonable reflect the best available information at the time of preparation, including the uncertainty and the impact on significant assumptions and estimations, that are disclosed in the main notes to the consolidated financial statements. Those accounting estimates, in the opinion of Management, are reasonable in the circumstances.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation, use of estimates and changes in accounting policies -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements as of December 31, 2020 and 2019, have been prepared following the historical cost criteria, except for investments at fair value through profit or loss, investments at fair value through other comprehensive income, financial assets designated at fair value through profit or loss, derivative financial instruments, and financial liabilities at fair value through profit or loss; which have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), which is the functional currency of Credicorp Ltd and subsidiaries, see paragraph (c) below, and values are rounded to thousands of soles, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, the Management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to the calculation of the allowance of the expected credit loss on loan portfolio, the valuation of investments, the technical reserves for insurance claims and premiums, the impairment of goodwill , the expected credit loss for investments at fair value through other comprehensive income and investments at amortized cost, the valuation of share-based payment plans and the valuation of derivative financial instruments.

Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The Group has adopted the following standards and modifications for first time for its annual period that starts on January 1, 2020, as described below:

(i)	Amendments to IAS 1 and IAS 8 - Definition of materiality.

The amendments to these standards provide a new definition of “materiality”, as that information whose omission by mistake or obstruction is reasonably expected to influence the decision-making of the primary users of financial statements. The amendments clarify that materiality depends on the nature or magnitude of information, individually or in aggregate with other information, in the context of the financial statements.

These amendments have no impact on the consolidated financial statements and are not expected to have future impacts for the Group.

(ii)	Amendments to IFRS 3 - Business Definition -

The amendments to this standard provide a new definition of business that requires an acquisition to include at least one input and a substantive process that together significantly contribute to the ability to create products. The definition of the term “products” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs, savings and other economic benefits.

These amendments have no impact on the consolidated financial statements and are not expected to have future impacts for the Group.

(iii)	Amendments to IFRS 7, IFRS 9 and IAS 39 - Reference rate reform -

The amendments made to IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement provide certain exceptions in relation to the benchmark interest rate reforms.

Exceptions are related to hedge accounting and have the effect that the amendments should not generally cause the termination of hedge accounting. However, any ineffectiveness of the hedge will continue to be recorded in the consolidated income statement.

These modifications have no impact on the consolidated financial statements and are not expected to have future significant impacts for the Group.

(iv)	Modifications to the Conceptual Framework of Financial Reporting -

The revised conceptual framework includes some new concepts and definitions, as well as criteria for the recognition of assets and liabilities, and clarifies some other concepts. In particular, the IASB has issued a revised Conceptual Framework to be used for standard setting decisions with immediate effect. The key changes include:

–	Increasing the importance of administration in the objective of financial information.

–	Restore prudence as a component of neutrality.

–	Define a reporting entity, which can be a legal entity, or a part of an entity.

–	Review the definitions of an asset and a liability.

–	Eliminate the probability threshold for recognition and add guidelines on derecognition.

–	Add guides on different measurement bases; and

–	Establish that profit or loss is the main performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled when this improves the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework to determine their accounting policies for transactions, events, or conditions that are not otherwise addressed under accounting standards must apply the revised Framework as of January 1, 2020. These entities must consider whether its accounting policies are still appropriate under the revised Framework.

These modifications have no impact on the consolidated financial statements and are not expected to have future impacts for the Group.

(v)	Amendment to IFRS 16 “Leases” - Covid-19 related to rentals

This amendment was issued on May 28, 2020, is applicable for annual periods beginning on June 1, 2020 and provides an exemption in relation to the accounting treatment of modification to lease contracts under IFRS16, to lessees who obtain modifications to lease contracts in the context of Covid-19 (grace periods and extension of lease payments dates).

The adoption of the amendment did not have a significant effect on the consolidated financial statements.

The Group have applied the following standards and modifications for first time for its annual report that have started on January 1, 2019:

(i)	IFRS 16 “Leases” -

On January 2016, the IASB issued the IFRS 16, ‘Leases’ to replace the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations, which are valid until December 31, 2018).

According with IFRS 16, a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

IFRS 16 mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position, since the standard eliminates the distinction between finance and operating leases.

Pursuant to the new standard, is required the recognition of an asset (right-of-use of the leased asset) and of a financial liability because of the lease payments. The only exemptions are for short term and low value leases, both could be recorded in a straight line as an expense in the consolidated statement of income.

The consolidated statement of income also is affected, since the total expense is normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs are replaced with interest and depreciation, therefore key metrics such as earnings before interest, taxes, depreciation and amortization (EBITDA) will change.

The principal and interest payments of the lease liabilities are classified in the consolidated statement of cash flows within the financing activities.

The accounting treatment for lessors continues with a similar model to IAS 17; therefore, the lessors will continue to perform a classification test to distinguish between financial and operating leases.

The new requirements of the IFRS 16 were applied by adjusting our consolidated statement of financial position as of January 1, 2019, date of initial application, without restating the financial information of the comparative period, in accordance to what is allowed by the transition provisions of the aforementioned standard. On the date of the initial application, the Group has considered the following aspects:

–	The use of a single discount rate in a lease portfolio with reasonably similar characteristics.

–	Choose not to apply the recognition and measurement requirements established by the IFRS 16 to: (i) leases with a remaining lease term of less than 12 months as of January 1, 2019, and (ii) leases in which the underlying asset is of low value. In these cases, payments will be recognized as an expense in a straight line over the term of the lease.

–	The exclusion of the initial direct costs for the measurement of the asset by right of use.

–	For the contracts concluded before the transition date, the Group relied on its assessment carried out applying IAS 17 and IFRIC 4; that is, not to reevaluate again if a contract is, or contains, an operating lease.

In that regard, as of January 1, 2019, the Group has recorded right-of-use assets for approximately S/855.5 million, lease liabilities for approximately S/852.8 million and deferred charges for prepayments for approximately S/2.7 million. There was no net impact on the retained earnings.

(ii)	Prepayment features with negative compensation- amendments to IFRS 9 “Financial instruments” –

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. These assets, which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss.

To qualify for amortized cost measurement, the negative compensation must be ‘reasonable compensation for early termination of the contract’ and the asset must be held within a ‘held to collect’ business model.

(iii)	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28 “Investments in Associates and Join Ventures” –

The amendments clarify the accounting record of long-term interests in an associate or joint venture, which in substance form part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must record for such interests under

IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements in IAS 28.

(iv)	Plan Amendment, Curtailment or Settlement – Amendments to IAS 19 “Employee Benefits” –

The amendments to IAS 19 clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

–	Calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change.

–	Any reduction in a surplus should be recognized immediately in profit or loss either as part of past service cost, or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.

–	Separately recognize any changes in the asset ceiling through other comprehensive income.

(v)	IFRIC 23 “Uncertainty over income tax treatments” -

The interpretation explains how to recognize, and measure deferred and current income tax assets and liabilities when there is uncertainty over a tax treatment. In particular, it discusses:

–	How to determine the appropriate obligation or right, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty.

–	That the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, that is, that detection risk should be ignored.

–	That the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment.

–	That the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and

–	That the judgments and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgments.

While there are no new disclosure requirements, entities are reminded of the general requirement to provide information about judgments and estimates made in preparing the financial statements.

The entry into force of this interpretation has not had any significant impact on the consolidated financial statements of the Group.

The modifications indicated above, except IFRS 16, had no impact on the amounts recognized in previous or current periods and are not expected to significantly affect future periods.

In 2019, the Group adopted the following changes regarding the valuation and recognition of mathematical income reserves:

–	Change of criteria in the discount rates used, and thus reflect the effect of market interest rates in the measurement of insurance liabilities,

–	Because the financial assets that have a direct effect on the annuities are measured at fair value with a change in comprehensive income, it was decided to recognize in the consolidated statement of comprehensive income the proportion corresponding to the annuities of the unrealized results that generate the assets and that have a direct effect on said annuities.

These situations were treated as a change in accounting policies in accordance with the provisions of IFRS 4 - Insurance Contracts.

These changes in accounting policy generated a greater income reserve amounting to S / 666.6 million, which was recognized in the consolidated statement of comprehensive income for the year, under the heading Insurance reserves of the consolidated statement of changes in equity, taking into account Consideration that the effect was not material in previous years, in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

b)	Basis of consolidation –

Investment in subsidiaries -

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

–	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

–	Exposure, or rights, to variable returns from its involvement with the investee, and

–	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

–	The contractual arrangement with the other vote holders of the investee.

–	Rights arising from other contractual arrangements.

–	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in any of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of the other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds) and others, are not part of the Group’s consolidated financial statements, Note 3(ab).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the price for which non-controlling interests are adjusted is recognized directly in the consolidated statement of changes in net equity.

The Group does not record any additional goodwill after the purchase of the non-controlling interest, nor does it recognize a gain or loss from the sale of the non-controlling interest.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; the returns resulting from the use of the equity method of accounting are included in “Net gain on securities” of the consolidated statement of income.

At December 31, 2020 and 2019, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Grupo Crédito S.A. and Subsidiaries (i)	Holding, Peru	100.00	100.00	210,298,709	165,072,249	189,194,894	142,514,228	21,103,815	22,558,021	274,816	3,638,334
Pacífico Compañía de Seguros y Reaseguros S.A and Subsidiaries (ii)	Insurance, Peru	98.81	98.79	16,020,865	13,783,515	13,036,221	10,963,533	2,984,644	2,819,982	194,639	381,492
Atlantic Security Holding Corporation and Subsidiaries (iii)	Capital Markets, Cayman Islands	100.00	100.00	8,593,553	6,076,928	6,876,666	4,986,657	1,716,887	1,090,271	507,303	601,629
Credicorp Capital Ltd. and Subsidiaries (iv)	Capital Markets and asset management, Bermuda	100.00	100.00	4,535,200	4,807,905	3,600,354	3,832,287	934,846	975,618	(65,575)	41,634
CCR Inc.(v)	Special purpose Entity, Bahamas	100.00	100.00	259,373	386,146	257,996	385,253	1,377	893	484	1,676

(i)	Grupo Crédito is a company whose main activities are to carry out management and administration activities of the Credicorp Group’s subsidiaries and invest in shares listed on the Peruvian Stock Exchange and unlisted shares of Peruvian companies. we present the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
		2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú and Subsidiaries (a)	Banking, Peru	97.71	97.71	195,702,525	152,426,848	177,367,887	133,456,760	18,334,638	18,970,088	244,303	3,641,935
Inversiones Credicorp Bolivia S.A. and Subsidiaries (b)	Banking, Bolivia	99.96	99.96	12,533,378	10,552,154	11,802,383	9,773,372	730,995	778,782	(65,653)	94,666
Prima AFP (c)	Private pension fund administrator, Peru	100.00	100.00	1,107,706	982,591	407,536	284,643	700,170	697,948	148,141	196,590
Krealo SpA and Subsidiaries (d)	Holding, Chile	100.00	100.00	95,693	72,847	22,453	41,765	73,240	31,082	(19,912)	(6,476)

a)	BCP was established in 1889 and its activities are regulated by the Superintendency of Banks, Insurance and Pension Funds -Perú (the authority that regulates banking, insurance and pension funds activities in Perú, hereinafter “the SBS”).

Its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “MiBanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2020, the assets, liabilities, equity and net result of Mibanco amount to approximately S/15,649.5 million, S/13,539.5 million, S/2,110.0 million and S/(379.3) million, respectively (S/13,741.7 million, S/11,655.7 million, S/2,086.0 million, and S/401.0 million, respectively at December 31, 2019). At the General Shareholders’ Meeting on November 9, 2020, it was agreed to increase Mibanco’s share capital by S / 400 million. On December 20, 2020, BCP contributed S / 380 million and Grupo Crédito S/20 million. As of December 31, 2020, the shares are pending issuance.

b)	Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”) was established in February 2013 and its objective is to make capital investments for its own account or for the account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

Its principal Subsidiary is Banco de Crédito de Bolivia (hereinafter “BCB”), a commercial bank which operates in Bolivia. At December 31, 2020, the assets, liabilities, equity and net result of BCB were approximately S/12,472.4 million, S/11,781.4 million, S/691.0 million and S/(74.3) million, respectively (S/10,480.9 million, S/ 9,743.9 million, S/737.0 million and S/79.0 million, respectively at December 31, 2019).

c)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

d)	Krealo SpA (hereinafter “Krealo”) was established in January 2019; and is oriented to make capital investments outside the country. On July 1, 2019, Krealo acquired Tenpo SpA and Tenpo Prepago S.A. (before Multicaja Prepago S.A.)

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations. Its Subsidiaries are Crediseguro Seguros Personales, Crediseguro Seguros Generales and Pacifico Asiste and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers.

(iv)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Peru (owner of Credicorp Capital Perú S.A.A.), Credicorp Holding Colombia (owner of Credicorp Capital Colombia and Mibanco – Banco de la Microempresa de Colombia S.A.), and Credicorp Capital Holding Chile (owner of Credicorp Capital Chile), which carry out their activities in Peru, Colombia and Chile, respectively. We present below the consolidated financial statements in accordance with IFRS and before eliminations for consolidation purposes:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Credicorp Holding Colombia S.A.S. and Subsidiaries (a)	100.00	100.00	3,229,783	3,400,683	2,606,724	2,692,520	623,059	708,163	(60,398)	22,964
Credicorp Capital Holding Chile and Subsidiaries (b)	100.00	100.00	915,013	1,161,991	744,027	1,017,072	170,986	144,919	(16,979)	(5,222)
Credicorp Capital Holding Perú S.A. and Subsidiaries (c)	100.00	100.00	358,241	228,421	228,555	114,913	129,686	113,508	37,804	24,452

a)	Credicorp Holding Colombia was incorporated in Colombia on March 5, 2012, and its main purpose is the administration, management and increase of its equity through the promotion of industrial and commercial activity, through investment in other companies or legal persons.

Its main subsidiaries are Credicorp Capital Colombia S.A, which was acquired in Colombia in the year 2012 and merged with Ultraserfinco S.A. In June 2020, this subsidiary is oriented to the activities of commission agents and securities brokers. Likewise, Mibanco Colombia (before Banco Compartir S.A.) was acquired in the year 2019 and merged with Edyficar S.A.S. in October 2020, this subsidiary is oriented to grant credits to the micro and small business sector. As of December 31, 2020 and 2019, the direct and indirect interest held by Credicorp and the assets, liabilities, equity and net income were:

Entity	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss):
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%	%	%	%	%
Credicorp Capital Colombia S.A.	100.00	100.00	1,630,701	1,896,733	1,438,236	1,757,850	192,465	138,883	45,454	23,101
Mibanco – Banco de la Microempresa de Colombia S.A.	83.07	77.47	1,207,875	1,045,912	992,611	888,092	215,264	157,820	(50,742)	(2,105)

b)	Credicorp Holding Chile was incorporated in Chile on July 18, 2012, and aims to invest for long-term profitable purposes, in corporeal goods (movable and immovable property) and incorporeal, located in Chile or abroad. Its main subsidiary is Credicorp Capital Chile S.A.

c)	Credicorp Capital Holding Perú S.A. was incorporated in Peru on October 30, 2014, and aims to be the Peruvian holding of investment banking. Its main subsidiary Credicorp Capital Perú S.A.A.; which has as its main activity the function of holding shares, participations and transferable securities in general, providing advisory services in corporate and financial matters, and investment in real estate.

(v)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 17(a)(iii). These loans are collateralized by transactions performed by BCP.

c)	Functional, presentation and foreign currency transactions –

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances for most of the Group´s entities, given the fact their major transactions and/operations, such as: loans granted, financing obtained, sale of insurance premiums, interests and similar income, interest and similar expenses, as well as a significant percentage of their purchases; they are agreed and settled in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially recorded by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the consolidated statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Net gain from exchange differences”, except for those that correspond to monetary items that are part of a hedging strategy for a net investment abroad, said accumulated difference is recognized in the caption “Exchange differences on translation of foreign operations” in the consolidated statement of comprehensive income.. Non-monetary assets and liabilities acquired in foreign currency are recorded at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman Islands, Panama and Bolivia have a functional currency different from the sol, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

–	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.

–	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences on translation of foreign operations”, including the differences in financial instruments designated as accounting hedges of said investments, in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Effective interest rate method:

Interest income is recorded using the effective interest rate (EIR) method for all financial instruments measured at amortized cost and at fair value through other comprehensive income. Interest expenses corresponding to liabilities measured at amortized cost are also recorded using the EIR.

The EIR is the rate that exactly discounts future cash flows that are estimated to be paid or received during the life of the instrument or a shorter period, if appropriate, to the gross carrying amount of the financial asset or financial liability. The EIR (and, therefore, the amortized cost of the financial asset or liability) is calculated taking into account any discount, premium and transaction costs that are an integral part of the effective interest rate of the financial instrument, but the expected credit loss are not included.

Interest income and expenses:

The Group calculates interest income by applying the EIR to the gross carrying amount of those financial assets that are not impaired.

When a financial asset becomes impaired and, therefore, is considered in Stage 3 (as set out in Note 3(i) impairment of financial assets), the Group calculates interest income by applying the interest rate effective at the carrying amount of the asset, net of its provision for credit loss. If the evidence that the criteria for the recognition of the financial asset in Stage 3 are no longer met, the Group recalculates interest income in gross terms.

Interest income and expenses accrued from all financial instruments that generate interest, including those related to financial instruments carried at fair value through profit or loss, are recorded under the heading “Interest and similar income” and “Interest and similar expenses” of the consolidated statement of income.

Dividends:

Dividends are recorded as income when they are declared.

Commissions and fees:

Commission income (which is not an integral part of the EIR) and fees are recorded as they accrue. Commissions and fees include, among others, the commission charged for the banking service in general such as account maintenance, shipping, transfers, loan syndication fees and contingent credit fees.

Other income and expenses:

All other income and expenses are recorded in the period in which the performance obligation is satisfied.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums, associated with the ceded policies and in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented as gross amounts for reinsurance ceded. Reinsurance assets or liabilities are written off when contractual rights are terminated or expire or when the contract is transferred to a third party.

Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables:

Insurance receivables are recognized when they are enforceable and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost.

As of December 31, 2020 and 2019 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses are allocated directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these contracts are equal in amount to the assets that support them, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC):

These comprise the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities:

(i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

The mathematical reserves of the income lines are determined by the sum of the value discounted from future expected pensions to be paid during a defined period or not defined, calculated on the basis of the current mortality and morbidity tables, and the market discount interest rates of the investment portfolio. During the year 2018, the Group adopted the new mortality tables approved and published by the SBS through Resolution SBS No.886-2018; these tables reflect recent changes in the life expectancy.

The Group also uses discount rates in measuring annuities, in order to reflect the market value in the measurement of insurance liabilities, as follows:

–	As of December 31, 2020 and 2019, the Group uses the market rate for harvests of the portfolio of its financial assets for pension flows shifted by currency (market rates).

As of December 31, 2020 and 2019, the adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income (due to the effects of the variations in the mortality tables) and in the consolidated statement of comprehensive income (due to the effect of the market rate), both effects are included in the consolidated statement of income as of December 31, 2020. The liability is derecognized when the contract expires, is discharged or is cancelled.

Also, given that the financial assets that have a direct effect on the annuities are measured at fair value through other comprehensive income, the Group modified the recognition of its annuities with the aim of recognizing in the consolidated statement of comprehensive income the proportion that corresponds to annuities, of the unrealized results generated by the assets and that have a direct effect in said annuities.

On the other hand, in the Individual Life business the Group offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims buy not reported (IBNR) to the Group. As of December 31, 2019, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Due to the COVID-19 pandemic, as of December 31, 2020, IBNR reserves were calculated in two parts:

a) IBNR reserve for regular claims and

b) IBNR reserve for expected excess mortality (deaths above the average number of cases in the pre-pandemic months).

For part a) the reserves were determined based on the Chain Ladder methodology, maintaining the expected loss ratio of the periods prior to the pandemic and for part b) the IBNR reserves were determined based on the estimate of deaths in addition to the average (excess mortality) of each portfolio and subtracting additional claims to the average already reported to the company. The excess mortality of each portfolio is calculated taking into account the excess mortality experienced in the country by geographic location and age ranges and the representation of the portfolio of policyholders in those same segments. It should be noted that, due to periods of social confinement and stoppage of certain activities, the claim report during 2020 has shown greater delays than in previous years, which translates into an increase in IBNR and an increase in claims, likewise, it is reflected in the increase in the reserve for pending claims. In general, claim reserves have been estimated with prudential criteria due to the uncertainty in the loss ratio caused by the pandemic.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2020 and 2019, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

(ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries. Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position.

Claims occurred but not reported are estimated and included in the provision (liabilities). The reserves for claims that have not been reported are determined based on the Chain Ladder methodology (a generally accepted actuarial method) that considers the statistical analysis of the experience in reporting claims of the Group, the expected costs of the claims to be reported and when appropriate, adjustments in the last estimated periods based on the frequency and/or severity of the cases to better reflect the current conditions.

During 2020, the Group incorporated in the estimate of the reserve for incurred and unreported claims (IBNR) of the general insurance businesses, adjustments in the expected frequency of claims during the months of confinement, stoppage of transport and activities in the country, as well as the decrease in the insured portfolio that was later recovering its usual level.

In the case of Medical Assistance (“AMED” in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID claims, which had a different frequency and cost than regular claims. For the months prior to the pandemic, the estimate of expected claims was maintained considering that during 2020 the reporting of claims had a significant delay compared to previous years as a result of the confinement decreed in the country.

For the months of pandemic, from March 2020 onwards, the regular IBNR incorporated in the estimate the decrease in the frequency of outpatient consultations (only hospitalizations and emergencies were attended) while the IBNR COVID included the claims estimated by the pandemic with the costs expected treatment, hospitalizations and intensive care admissions. During the year 2021, the development and reporting of regular claims and COVID will continue to be monitored, given that activities and mobilization in the country are not yet at the usual levels.

No provision is recognized for stabilization or catastrophic reserves. The liability is written off when the contract expires, is eliminated or canceled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date, the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. At December 31, 2020 and 2019, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represent premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Investment Link insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Pension payments are recorded when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Ceded premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date on which the validity of the insurance policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

f)	Financial instruments: Initial recognition and subsequent measurement -

A financial instrument is any agreement that originates a financial asset of one entity and a financial liability or equity instrument of another entity.

The Group determined the classification of its financial instruments at the date of initial recognition.

All the financial instruments are initially recognized at fair value plus the incremental costs related to the transaction that are directly attributable to the purchase or issue of the instrument, except in the case of financial assets or liabilities carried at fair value through profit or loss.

The purchases or sales of financial assets that require the delivery of the assets within a term established according to market regulations or conventions (regular market terms) are recognized on the negotiation date, in other words, the date in which the Group commits to purchase or sell the asset.

Policy applicable from January 1, 2018 -

At December 31, 2020 and 2019, the Group classified the financial assets in one of the categories defined by IFRS 9: financial assets at fair value through profit or loss, at fair value though other comprehensive income and at amortized cost, based on:

–	The business model for managing the financial assets and

–	The characteristics of the contractual cash flows of the financial asset.

Business model -

Represents how the financial assets are managed to generate cash flows and it does not depend on the Management’s intention with regard to an individual instrument. Financial assets can be managed for the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. In order to evaluate the business models, the Group considers:

- The risks that affect the performance of the business model, and in particular, the way in which these risks are managed.

- How the performance of the business model and the financial assets, held within this business model, are evaluated and informed to the key personnel of the Administration of the Group.

If the cash flows after initial recognition are carried out in a manner other than what is expected by the Group, the classification of the remaining financial assets maintained in this business model is not modified.

When the financial asset is maintained in the business models i) and ii), it requires the application of the “Solely Payments of Principal and Interest” test - “SPPI”.

SPPI Test (Solely Payments of Principal and Interest) -

This test consists in the evaluation of the cash flows generated by a financial instrument in order to verify if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest. In order to conform to this concept, the cash flows must solely include the consideration of the time value of money and the credit risk. If the contractual terms introduce risk exposure or cash flow volatility, such as the exposure to changes in the prices of capital instruments or the prices of raw materials, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be evaluated as a whole, including all the integrated characteristics. The accounting of a hybrid contract that contains an embedded derivative is carried out jointly, in other words, the entire instrument is measured at fair value through profit or loss.

(i)	Financial assets at amortized cost -

A financial asset is classified at amortized cost if the following conditions are met:

–	It is held within a business model the objective of which is to maintain the financial asset to obtain the contractual cash flows, and

–	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of the principal and interest.

After their initial recognition, the financial assets of this category are valued at amortized cost, using the effective interest rate method, minus any credit loss provision. The amortized cost is calculated considering any discount or premium incurred in the acquisition and professional fees that constitute an integral part of the effective interest rate. The interests income are included in the item “Interest and similar income” of the consolidated income statement.

Financial assets at amortized cost include direct credits that are recorded when the disbursement of the funds in favor of the clients is carried out, and indirect (contingent) credits that are recorded when the documents that support said credit facilities are issued. Furthermore, the Group considers as refinanced or restructured those credits that, due to difficulties in payment on the part of the debtor, change their payment schedule.

The impairment loss is calculated using the expected loss approach and recognized in the consolidated income statement in the item “Net gain on securities” for investments and in the item “Provision for credit losses on loan portfolio” for loans.

The balance of the financial assets, measured at amortized cost, is presented net of the provision for credit losses in the consolidated statement of financial position.

The accounting treatment of repurchase and reverse repurchase agreements and securities lending and borrowing is explained in Note 3(f)(v).

(ii)	Financial assets at fair value through other comprehensive income -

The financial assets that the Group maintains in this category are : a) investments in debt instruments, and b) investments in equity instruments, not for trading, irrevocably designated at initial recognition.

Investments in debt instruments –

A financial asset is classified and measured at fair value through other comprehensive income when the following conditions are followed:

–	The financial asset is maintained within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

–	The contractual conditions give rise, on specified dates, to cash flows that are solely payments of principal and interest.

After their initial recognition, investments in debt instruments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold; upon which the accumulated profit or loss is recognized in the item “Net gain on securities” of the consolidated statement of income.

Interest is recognized in the consolidated statement of income in the item “Interest and similar income” and it is reported as interest income using the effective interest rate method.

When a debt instrument is designated in a fair value hedging relationship, any change in the fair value due to changes in the hedged risk is recognized in the item “Interest and similar income” of the consolidated statement of income.

The gains or losses due to exchange differences related to the amortized cost of the debt instrument are recognized in the consolidated statement of income, and those related to the difference between the amortized cost and the fair value are recognized as part of the unrealized gain or loss in the consolidated statement of comprehensive income.

The estimated fair value of the investments in debt instruments is mainly determined based on quotations or, in their absence, based on the discounted cash flows using market rates in accordance with the credit quality and the maturity term of the investment.

The impairment loss of investments in debt instruments is calculated using the expected loss approach and is recognized in the consolidated statement of comprehensive income, charged to the item “Net gain on securities” of the consolidated statement of income; in this sense, it does not reduce the carrying amount of the financial asset in the consolidated statement of financial position, which is maintained at fair value. The impairment loss recognized in the consolidated statement of comprehensive income is reclassified to the consolidated statement of income when the debt instrument is derecognized.

Investments in equity instruments, not for trading, designated upon initial recognition (equity instruments designated at the initial recognition) -

At the moment of their initial recognition, the Group can make an irrevocable choice to present the equity instruments, which are not for trading, but for strategic purposes, in the category “At fair value through other comprehensive income”.

After their initial recognition, the equity investments are measured at fair value, recording the unrealized gains and losses in the consolidated statement of comprehensive income, net of their corresponding income tax and non-controlling interest, until the investment is sold, whereupon the accumulated gain or loss is transferred to the item “Retained earnings” of the consolidated statement of changes in equity; in other words, they are not subsequently reclassified to the consolidated statement of income.

As a result, the equity instruments classified in this category do not require a loss impairment evaluation.

Dividends are recognized when the collection right has been established and they are recorded in the item “Interest and similar income” of the consolidated statement of income.

(iii)	Financial assets at fair value through profit or loss -

Financial assets must be classified and measured at fair value through profit or loss, unless they are classified and measured at “Amortized cost” or “At fair value through other comprehensive income”.

The financial assets that the Group maintains in this category are: a) Investments in debt instruments, b) investments in equity instruments for trading purposes, c) financial assets designated at fair value through profit or loss from their initial recognition, and d) derivative financial instruments for trading purposes.

Debt instruments -

Said instruments are classified in this category since: a) they are maintained for trading purposes, or b) their cash flows are not solely payments of principal and interest.

After their initial recognition they are measured at fair value, recording the changes in the item “Net gain on securities” of the consolidated statement of income. Interests accrued are calculated using the contractual interest rate and recorded in the “Interest and similar income” item of the consolidated statement of income.

Equity instruments -

Equity instruments are classified and measured at fair value through profit or loss, unless an irrevocable choice is made, at the time of initial recognition, to designate them at fair value through other comprehensive income.

After their initial recognition, they are measured at fair value, recording the changes in the item “Net gains on securities” of the consolidated statement of income. The profit from dividends is recorded in the item “Interest and similar income” of consolidated statement of income when the right to payment has been recognized.

Financial assets designated at fair value through profit or loss from initial recognition -

Upon initial recognition, Management can irrevocably designate financial assets as measured at fair value through profit or loss, if doing so eliminates or significantly reduces an incongruence of measurement or recognition that would otherwise arise from the measurement of the assets or liabilities or from the recognition of the profit and losses thereof on different bases.

After initial recognition they are measured at fair value, recording the changes in the consolidated statement of income.

As of December 31, 2020 and 2019, the Group classified the financial liabilities upon initial recognition as measured at amortized cost, except in the case of the financial liabilities at fair value through profit or loss. These liabilities include the derivatives measured at fair value.

The interest incurred is accrued in the item “Interest and similar expense” of the consolidated statement of income.

Furthermore, upon initial recognition, Management can irrevocably designate financial liabilities as measured at fair value through profit or loss when one of the following criteria is complied with:

–	An incongruence in the measurement is eliminated or significantly reduced, which would otherwise arise from using different criteria to measure assets or liabilities; or

–	They are part of a group of financial liabilities, which are managed and their yield is evaluated based on fair value, according to a documented investment strategy or risk management; or

–	The financial liability contains one or more embedded derivatives that otherwise significantly modify the required cash flows.

(iv)	Reclassification of financial assets and liabilities -

From January 1, 2018, the reclassification of financial assets will always take place as long as when the business model that manages financial assets is changed. We expect this change will be less than frequently. These changes are determined by the Group Management as a result of external or internal changes, which must be necessary for the Group’s operations and demonstrable against third parties. Therefore, a change in the Group’s business model will take place only when it starts or stop carrying out an activity that is significant for its operations. The financial liabilities are never reclassified.

(v)	Repurchase and reverse repurchase agreements and securities lending and borrowing –

Securities sold under repurchase agreements at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recorded as an asset in “Cash and due from banks” and the corresponding obligation to return it is recognized too, including accrued interest, as a liability in “Payables from repurchase agreements and securities lending”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price was treated as interest expense and accrued over the life of the agreement using the effective interest rate and was recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Investments at fair value through other comprehensive income pledged as collateral” or “Amortized cost investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. When the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in “Cash collateral, reverse repurchase agreements and securities borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the effective interest rate method. Likewise, when the counterparty receives loan portfolio, the Group maintains these loans in “Loan portfolio, net” in the statement of financial position, whose control is kept in off-balance sheet accounts.

Conversely, securities purchased under reverse repurchase agreements at a specified future date are not recognized in the consolidated statement of financial position. The cash granted is recorded as an outgoing asset in “Cash and due from banks” account and the corresponding right to charge it, including accrued interest, is recorded in “Cash collateral, reverse repurchase agreements and securities borrowing”, reflecting the transaction’s economic substance as a loan granted by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate method.

If securities purchased under reverse repurchase agreement are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position as “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income as “Net gain on securities”.

Securities lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement.

In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Group could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a withdrawal of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i)	Impairment of financial assets -

Policy applicable from January 1, 2018 -

As of December 31, 2020 and 2019, the Group applies a three-stage approach to measure the provision for credit loss, using an impairment model based on the expected credit losses as established in IFRS 9, for the following categories:

–	Financial assets at amortized cost,

–	Debt instruments classified as investments at fair value through other comprehensive income, and

–	Indirect loans that are presented in off-balance accounts.

The financial assets classified or designated at fair value through profit of loss and the equity instruments designated at fair value through other comprehensive income, are not subject to impairment evaluation.

Financial assets migrate through three stages according to the change in the credit risk from the initial recognition.

Impairment model of expected credit losses -

The calculations of credit losses are products of models with a series of underlying assumptions with regard to the choice of the variable inputs and their interdependencies. The impairment model for expected credit loss reflects the present value of all the cash deficit events related to the events of default, whether (i) during the following twelve months or (ii) during the expected useful life of a financial instrument depending on the impairment of the credit from the beginning. The expected credit loss reflects an unbiased result weighted by probability that considers a range of multiple outcomes based on reasonable and supportable forecasts.

The provisions for credit losses will be measured on each reporting date following a three-stage model of expected credit losses based on the degree of credit impairment from its origin:

–	Stage 1: Financial assets whose credit risk has not increased significantly since its initial recognition, a reserve will be recognized for losses equivalent to the credit losses expected to occur from defaults in the following 12 months. For those instruments with a maturity less than 12 months, a probability of default corresponding to the remaining term until maturity is used.

–	Stage 2: Financial assets that have presented a significant increase in credit risk compared with initial recognition, but are not considered impaired, a reserve will be recognized for losses equivalent to the credit losses expected to occur during the remaining life of the asset.

–	Stage 3: Financial assets with evidence of impairment on the reporting date, a reserve will be recognized for losses equivalent to the expected credit losses during the entire life of the asset. The interest income will be recognized based on the carrying amount of the asset, net of the loss reserve.

Measurement of the expected loss -

The measurement of the expected credit loss is mainly based on the product of probability of default (PD), loss given default (LGD), and exposure at default (EAD), discounted at the reporting date and considering the expected macroeconomic effects and all in accordance with the new regulation.

The details of these statistical parameters are the following:

–	PD: is an estimate of the probability of default in a determined time horizon. A default can only occur at a determined moment during the remaining estimated life, if the provision has not been previously derecognized and it is still in the loan portfolio.

–	LGD: is an estimate of the loss produced in the case a predetermined value is produced at a given time. It is based on the difference between the contractual cash flows owed and those that the lender would expect to receive, even after the liquidation of any guarantee. Generally, it is expressed as a percentage of the EAD.

–	EAD: is an estimate of the exposure on a future default date, which considers the changes expected in the exposure after the reporting date, including the reimbursements of principal and interest, whether programmed by contract or otherwise, and the interest accrued due to default payments.

The fundamental difference between the credit loss considered as Stage 1 and Stage 2 is the PD horizon. The estimates of Stage 1 use a 12-month horizon, while those situated in Stage 2 use an expected loss calculated with the remaining term of the asset and considers the effect of the significant increase in credit risk. Finally, Stage 3 will estimate the expected loss based on the best estimate (“ELBE”), according to the situation of the collection process of each asset.

Changes from one stage to another -

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” on the reporting date compared with the origination date; in this sense, the definition used considers the following criteria:

–	An account is classified in stage 2 if it has more than 30 days in arrears.

–	Risk thresholds have been established based on the internal models and based on relative difference thresholds (by portfolio and risk level) in which the instrument was originated.

–	The follow-up systems, alerts and monitoring of risk portfolios are integrated, as established by the current risk policy in Wholesale and Retail Banking.

Additionally, all the accounts that are classified as default on the reporting date are considered as stage 3. The significant risk increase evaluations from their initial recognition and of credit impairment are carried out independently on each reporting date. The assets can move in both directions, from one stage to another.

Prospective information -

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as the projections of future events and economic conditions. The estimate of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, included macroeconomic variables that differ between portfolios. These projections have a 3-year period and, additionally, a long-term projection.

The estimate of expected losses for stages 1, 2 and 3 will be a weighted estimate that considers three future macroeconomic scenarios. The base, optimist and pessimist scenarios are based on macroeconomic projections provided by the internal team of economic studies and approved by Senior Management. This same team also provides the probabilities of occurrence of each scenario. It should be stated, that the design of the scenario is adjusted at least once a year, with the possibility of a greater frequency if required by the surrounding conditions.

Macroeconomic factors -

In its models, the Group bases itself on an wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product (GDP), unemployment rates, the base rates of the central bank, among others. It is possible that the inputs and models used to calculate the expected credit losses do not always capture all the market characteristics on the date of the financial statements. To reflect this, qualitative adjustments or overlays such as temporary adjustments can be carried out using the opinion of experts.

Expected life -

For the instruments in Stage 2 or 3, the reserves for losses will cover the lifetime expected credit losses of the instrument. For the majority of the instruments, the expected life is limited to the remaining term of the product, adjusted by expected advance payments. In the case of revolving products, an analysis was carried out in order to determine the expected life period.

Presentation of allowance for loan losses in the consolidated statement of financial position -

–	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;

–	Debt instruments measured at fair value through other comprehensive income: it does not recognize any provision in the statement of financial position because the carrying amount of these assets is their fair value; however, the expected credit loss is presented in other comprehensive income;

–	Indirect loans: the credit loss provision is presented in the item “Other liabilities” of the statement of financial position.

Policy applicable up to December 31, 2017 -

The Group assessed at the end of each period whether there was any objective evidence that a financial asset or a group of financial assets was impaired. An impairment existed if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), had had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. Evidence of impairment could have included indications that the borrower or a group of borrowers was experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability of bankruptcy or other legal financial reorganization process and where observable data indicate that there was a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets was follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that were carried at amortized cost, the Group first assessed whether impairment existed individually for financial assets that were individually significant, or collectively for financial assets that were not individually significant. If the Group determined that no objective evidence of impairment existed for an individually assessed financial asset, whether significant or not, it included that asset in a group of financial assets with similar credit risk characteristics and collectively assessed them for impairment. Assets that were individually assessed for impairment and for which an impairment loss was, or continues to be, recognized were not included in a collective assessment of impairment.

The amount of any impairment loss identified was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that had not yet been incurred).

The carrying amount of the asset was reduced through the use of a provision account and the amount of the loss was recognized in the consolidated statement of income. A loan, together with the respective associated provision, was written off when classified as a loss and was fully provisioned and there was real and verifiable evidence that the loan was irrecoverable and collection efforts had been concluded without success, the impossibility of foreclosures or all collateral had been realized or had been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increased or decreased because of an event occurring after the impairment was recognized, the previously recognized impairment loss was increased or reduced by adjusting the provision account. If in the future a written-off loan was later recovered, the recovery was recognized in the consolidated statement of income, as a credit to “Recovery of written off loans”.

The present value of the estimated future cash flows was discounted at the financial asset’s original effective interest rate. If a loan had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflected the cash flows that could have resulted from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure was probable.

For collective assessment of impairment, financial assets were grouped considering the Group’s internal credit rating system, which considered credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that were collectively evaluated for impairment were estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience was adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience was based and to remove the effects of conditions in the historical period that did not exist. The methodology and assumptions used were reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale investments -

For available-for-sale financial investments, the Group assessed at each date of the consolidated statement of financial position whether there was objective evidence that an investment or a group of investments was impaired.

In the case of equity investments, objective evidence could have included a significant or prolonged decline in their fair value below cost. “Significant” was to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value had been below its original cost. The determination of what was “significant” or “prolonged” required judgment. In making this judgment, the Group evaluated, among other factors, the duration or extent to which the fair value of an investment was less than its cost.

When there was evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) was removed from the available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments were not reversed through the consolidated statement of income; increases in their fair value after impairment were recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment was assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment was the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income was based on the reduced carrying amount and was accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income was recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase could be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss was reversed through the consolidated statement of income.

Renegotiated loans -

When a loan is modified, it is not considered as past due but maintained its previous classification as impaired or not impaired. If the debtor complied with the new agreement over the following six months, and an analysis of its payment capacity supported a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor failed to comply with the new agreement, it is considered as impaired and past due.

j)	Leases -

Policy aplicable from January 1, 2019 -

As of December 31, 2020 and 2019, the Group maintains mainly lease premises, used as offices and agencies, and servers and technological platforms, which were registered in accordance with the provisions of IFRS 16 “Leases”. This standard considers that a contract is, or contains, a lease if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration.

Initial Recognition -

The lease contracts are recorded in the consolidated statement of financial position as an right-of-use asset and a lease liability in the date the leased asset is available for use.

The right-of-use assets are initially recognized at cost including the following:

–	The amount of the initial measurement of the lease liability.

–	Any lease payment paid to the lessor before the start date or on the same date.

–	Direct costs incurred and costs for dismantling or rehabilitation, if any.

Lease liabilities include the present value of fixed payments and variable lease payments that are based on an index or rate. Lease payments that will be made under renewal options with reasonable certainty of being exercised are included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease, if that rate could be determined easily, or the incremental interest rate by loans of the lesse, which is the interest rate that the lessee would have to pay for borrowing for a term similar, the funds necessary to obtain an asset of similar value asset by the right-of-use in a similar economic environment with similar terms, guarantees and conditions.

In determining the term of the lease, Management considers all the facts and circumstances that create an economic incentive to exercise the extension option, or not to exercise a termination option. Likewise, the estimation of the extension or termination options will be revalued only if an event or changes in the circumstances occur within the control of the entity that affects said estimate.

Subsequent Recognition –

The right-of-use asset is generally depreciated in a straight line during the shortest period of the asset’s useful life and the lease term. If the Group is reasonably certain of exercising a purchase option, the right-of-use asset depreciates over the useful life of the underlying asset.

The Group has chosen to measure the asset at cost less depreciation and accumulated impairment loss, and adjusting any new measurement of the lease liability. Depreciation is calculated in a straight line within the term of the lease.

The liability will be recorded at its amortized cost, that is, it will be increased to reflect the accrued interest, recognize in the heading “Interest, returns and similar expenses” of the consolidated statement of income, and the fees paid will be subtracted.

Likewise, the balance of the liability will be reviewed in the following cases:

–	When there is a change in the expected amount to be paid under a residual value guarantee.

–	When there is a change in future lease installments to reflect the variation in an index or interest rate.

–	When there is a change in the terms o the lease.

–	When there is a change in the evaluation of an option to purchase the underlying asset.

The changes will be recorded as an adjustment of the lease liability and the right of use, unless the book value of the right of use has been reduced to zero, in which case it must be recorded against the consolidated statement of income.

Short-term leases with little significant value are recognized in a straight line as an expense in the “Administrative expenses” item of the consolidated statement of income.

The accounting treatment of lessors continues with a similar model to that of IAS 17; In that sense, lessors continue to perform a classification test to distinguish between financial and operating leases.

Policy aplicable up to December 31, 2018 -

As of December 31, 2018, the Group recorded the leases according to the IAS 17 “Leases”. According to that standard, the determination of whether an arrangement is, or contains, a lease was based on the substance of the arrangement at the inception date: whether fulfillment of the arrangement was dependent on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right was not explicitly specified in an arrangement.

Operating leases:

Leases in which a significant portion of the risks and benefits of the asset were held by the lessor were classified as operating leases. Under this concept the Group had mainly leased premises used as offices and agencies of the Group’s subsidiaries.

Payments made under an operating lease were charged to the “Administrative expenses” heading of the consolidated statement of income based on the straight-line method in the lease period.

When an operating lease was terminated before the lease period has expired, any penalty payment to the lessor was recognized as an expense in the period in which termination takes place.

Finance leases:

Finance leases were recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan was recognized as unearned interest. Lease income was recognized over the term of the lease agreement using the effective interest rate method, which reflected a constant periodic rate of return.

k)	Property, furniture and equipment -

Property, furniture and equipment are recorded at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

Investment properties are held to earn rentals or for capital appreciation or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value, which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as related expenses directly with the maintenance of the leased assets, they are recorded net in the item of “Other Income” of the consolidated statement of income.

m)	Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

n)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquired. Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IFRS 9 “Financial instruments”, is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IFRS 9, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest. Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

If a business combination achieved in stages, the acquisition date and the value of the previous participation of the acquirer is measured again at a fair value at the date of acquisition. The gains or losses arising from such remedy are recognized is recognized in profit or loss. During 2020 there have been no business combinations.

Combinations of entities under common control

A business combination between entities or businesses under common control is outside the scope of IFRS 3, because it corresponds to a business combination in which all the entities or businesses that are combined are controlled, ultimately, by the same part or parts, before and after the business combination. In these transactions, the Group recognizes the assets acquired under the interest unification method, whereby the assets and liabilities of the combined companies are reflected at their book values and no goodwill is recognized as a result of the combination.

The consolidated financial statements of the Group have been presented considering the aforementioned. See Note 2(a).

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured upon initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful life in years

Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship – Credicorp Capital Holding Chile (Inversiones IMT)	22
Client relationship - Edyficar Peru	10
Client relationship – Mibanco	7
Client relationship - Ultraserfinco	9.2
Brand - Mibanco	25
Brand - Culqi	5
Fund manager contract - Credicorp Capital Colombia	20 and 28
Fund manager contract - Credicorp Capital Holding Chile (Inversiones IMT)	11 and 24
Fund manager contract - Ultraserfinco	23
Core deposits - Mibanco	6
Others	Between 3 and 7.5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed accordingly. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred and the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill and the assets disposed of are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

q)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if any. If this kind of transactions cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date of whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

s)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and banker’s acceptances. Financial guarantees are initially recognized at fair value, which is equivalent to the commission initially received, also, letters of credit and guarantees are recorded in caption “Other liabilities” of the consolidated statement of financial position and banker’s acceptances are presented in the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Commissions and fees” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle said obligation and a reliable estimate of the amount can be made.

The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

u)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the Notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

v)	Income tax -

Income tax is computed based on the individual financial statements of each of the Group’s members.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the consolidated income statement (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is likely to exist sufficient tax benefits for the application of temporary difference. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax based on the tax rate applicable to their undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

w)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued if all potential ordinary shares with dilutive effect have been converted into ordinary shares.

x)	Share-based payment transactions -

The cost of the Group’s remuneration plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled liquidations at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of a share-based liquidation are modified, the minimum expense recognized is maintained as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of the shares granted under this plan is reflected as a share dilution in the computation of diluted earnings per share, see paragraph (w) above.

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its costumers’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IFRS 9 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are remeasured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

In accordance with IFRS 9, to qualify as hedging operations, all the following conditions must be met:

–	The coverage ratio consist only of hedging instruments and hedged items eligible.

–	At inception, the Group formally designates and documents the hedge relationship, the risk management objective and strategy for using the hedge. This documentation includes the identification of the hedging instrument, the hedged item, the nature of the risk being hedged and a description of how the Group assesses whether the hedging relationship meets the hedge effectiveness requirements.

–	The hedge relationship meets all of the following hedge effectiveness requirements:

–	An economic relationship between the hedged item and the hedging instrument.

–	The effect of credit risk does not dominate the value changes that result from the economic relationship.

–	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

The accounting treatment is established based on the nature of the hedged item and compliance with hedging criteria.

i)	Cash flow hedges -

The effective portion of the accumulated gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve” in the consolidated statement of changes in equity, and it is reclassified to the consolidated statement of income in the same period or periods in which the covered operation affects results; that is, when income or financial expenses related with coverage are registered, or when a forecasted transaction occurs.

The part of the gain or loss in derivatives that represents the ineffective portion is recognized immediately in the consolidated statement of income.

Amounts originally recognized in other comprehensive income and subsequently reclassified to the consolidated statement of income are registered as expenses or income in the cases in which the hedged item is reported.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge and the change in the fair value of the hedged item attributable to the risk hedged are recorded as a part of the carrying value of the hedged item and recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For fair value hedges related with items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Hedges of net investments in foreign businesses -

Hedges of net investments in foreign operations are recognized for in a similar manner to cash flow hedges.

Any gain or loss on the hedging instrument related to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the caption “Exchange differences on translation of foreign operations” of the consolidated statement of changes in net equity. The gain or loss related to the ineffective portion is recognized immediately in the consolidated statement of income under “Other income” or “Other expenses”.

Accumulated gains and losses in the consolidated statement of changes in net equity are reclassified to the consolidated statement of income when the net investment abroad is disposed or sold partially.

iv)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(iii) for the periods 2020 and 2019, and Note 8.

z)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

–	In the principal market for the asset or liability, or

–	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

–	Level 1:	Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

–	Level 2:	Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

–	Level 3:	Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 34.7(b).

aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria.

Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 31.

ab)	Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 34.8.

Commissions generated for these activities are included as “Commissions and fees” of the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, interbank funds, time deposits with maturities of three months or less from the date of acquisition, excluding restricted cash, see Note 4(a).

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, see Note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, See Note 13.

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2020:

(i)	Amendment to IAS 1: Classification of Liabilities as Current or Non-current -

The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the reporting period. Classification is not affected by the entity’s expectations or by events after the reporting date (for example, a waiver or failure to comply with an agreement).

Amendments also indicate what IAS 1 means when it refers to “liquidating” a liability. Changes can affect the classification of liabilities, particularly with regard to entities that previously considered management’s intentions when determining the classification and for some liabilities that may be converted into equity.

Amendments that should be applied retroactively in accordance with standard requirements under IAS 8 Accounting Policies, Changes in Estimates and Errors.

In May 2020, IASB issued a Proposal for a Standard that proposed extending the effective date of changes to January 1, 2023.

The amendments are effective for the annual periods reported on or after January 1, 2023 and must be applied retrospectively.

(ii)	Amendment to IAS 16 - Property, Plant and Equipment: Product before use -

In May 2020, the International Accounting Standards Board issued the Property, Plant and Equipment: Product before Provided Use Standard, which prohibits companies to deducting from the cost of an item of Property, Plant and Equipment, any product of the sale of items produced while taking such asset to the location and condition necessary for it to operate in the manner intended by management. Instead, an entity should recognize the proceeds from the sale of those items, and the costs of production associated with those items, in the profit and loss statement.

The amendments are effective as of January 1, 2023 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the first period presented when the entity first applied the amendment.

(iii)	Amendments to IFRS 3 - reference to the Conceptual Framework -

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of contingent liabilities and liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and of the Interpretation IFRIC 21 Liens.

The amendments also confirm that contingent assets should not be recognized on the acquisition date.

The amendments will be effective for the annual periods reported on or after January 1, 2022.

(iv)	Onerous Contracts - Cost of fulfilling a contract - Amendments to IAS 37 -

In May 2020, the International Accounting Standards Board issued amendments to IAS 37 to specify what cost an entity needs to include when evaluating whether a contract is onerous or generates losses.

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to the performance of contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred in the assets used to fulfill the contract.

The Amendment is effective for the annual periods reported that began on or after January 1, 2022.

The Company will apply this modification to contracts for which it has not yet fulfilled all their obligations at the beginning of the annual reported period, in which it is the first time in applying the modifications.

(v)	Annual improvements to IFRS Cycle 2018–2020 -

As part of its 2018-2020 annual enhancements to the IFRS standard process in May 2020, the International Accounting Standards Board issued the following amendments:

–	IFRS 9 Financial Instruments - clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

–	IFRS 16 Leases - amendment of illustrative example 13 to remove the illustration of lessor payments related to lease improvements, to eliminate any confusion about the treatment of lease incentives.

–	IFRS 1 First-time adoption of international financial reporting standards - allows entities that have measured their assets and liabilities at the book values recorded in the books of their parent to also measure any accumulated translation differences using the amounts reported by matrix. This modification will also apply to associates and joint ventures that have taken the same exception of the IFRS 1.

–	IAS 41 Agriculture - elimination of the requirement for entities to exclude cash flows from taxes when measuring fair value under IAS 41. This amendment is intended to align with the requirement of the standard to discount cash flows on an after-tax base.

Amendments will be effective for the annual periods reported beginning on or after January 1, 2022 with early adoption permitted.

The Company will apply the modifications related to Financial liabilities, Leases, which will be made on or after the beginning of the annual reported period in which the entity applies the modifications for the first time.

(vi)	Amendment to IFRS 10 and IAS 28 - Sale or contribution of assets that takes place an investor and its associate or joint venture -

The IASB has made modifications of limited scope to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in associates and joint ventures”.

Amendments clarify the accounting treatment of asset sales or contributions between an investor and its associates or joint ventures. They further confirm that the accounting treatment will depend on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a “business” (as defined in IFRS 3 “Business Combinations”). When non-monetary assets constitute a business, the investor will recognize the total gain or loss from the sale or contribution of the assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only in proportion to the investment of the other investors in the joint venture associate. These modifications will be applied prospectively.

In December 2015, IASB decided to postpone the date of application of this amendment until its research project on the equity method has been completed.

Amendments will be effective for the annual reporting periods on or after January 1, 2023 and must be applied retrospectively to articles of property, plant and equipment that are made available for use or after the beginning for the first period in which the entity first applies said change.

(vii)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model, where estimate are remeasured in each reporting period. The contracts are measured using the building blocks of:

–	Discounted- weighted of probability cash flows

–	An explicit risk adjustment, and

–	A contractual service margin which represents the unearned profit of the contract recognized as income over the coverage.

IFRS 17 applies to all types of insurance contracts (life, non-life and reinsurance insurance), regardless of the type of entities that issue them, as well as certain guarantees and financial instruments with certain discretionary participation characteristics. The general objective of IFRS 17 is to provide an accounting model that is more useful and uniform for insurance entities. Unlike IFRS 4, which relies heavily on the application of existing / local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, which covers all relevant accounting aspects.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions’ method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers that use this model will be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

Also, its implementation will modify the recognition, measurement, presentation and disclosure of insurance contracts having a significant impact on the underlying valuation models, systems, processes, internal controls and other fundamental aspects of the insurance business.

The Group has established governance structures related to the IFRS 17 project with the Audit Committee as the highest instance. As required by the standard, currently, the entities that make up the Group are in the process of determining the impact of their application.

Initially, IFRS 17 would apply to annual periods beginning on or after January 1, 2021; however, the IASB agreed to defer the effective date of application to annual periods beginning on or after January 1, 2023.

Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

The Group is in the process of evaluating the impact of the application of these standards, and to date, it considers that there will be no significant impact on the consolidated financial statements, except for IFRS 17.

Likewise, there are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Group, either in the current or future periods, as well as on expected future transactions.

4	CASH AND DUE FROM BANKS

a)	The composition of the item is presented below:

	2020	2019
	S/(000)	S/(000)
Cash and clearing (b)	5,233,643	4,917,674
Deposits with Central Reserve Bank of Peru (BCRP) (b)	26,003,415	18,367,651
Deposits with Central Bank of Bolivia and Colombia (b)	1,085,785	652,579
Deposits with foreign banks (c)	3,350,106	1,402,403
Deposits with local banks (c)	1,027,081	481,412
Interbank funds	32,222	137,722
Accrued interest	1,515	14,601
Total cash and cash equivalents	36,733,767	25,974,042
Restricted funds	19,227	12,720
Total cash	36,752,994	25,986,762

Cash and cash equivalents presented in the consolidated statement of cash flows exclude restricted funds, see note 3(ac).

b)	Cash, clearing and deposits with Central Banks and Bank of the Republic -

These accounts mainly include the legal cash requirements that Subsidiaries of Credicorp must keep to be able to honor their obligations with the public. The composition of these funds is as follows:

	2020	2019
	S/(000)	S/(000)
Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	16,903,941	13,727,222
Deposits with Central Bank of Bolivia	1,079,878	646,865
Deposits with Republic Bank of Colombia	5,907	5,714
Cash in vaults of Bank	4,529,683	4,132,347
Total legal cash requirements	22,519,409	18,512,148

Additional funds
Overnight deposits with Central Reserve Bank of Peru (ii)	2,972,744	4,640,429
Term deposits with Central Reserve Bank of Peru (iii)	5,988,900	–
Cash in vaults of Bank and others	703,960	785,327
Other Deposits BCRP	137,830	–
Total additional funds	9,803,434	5,425,756
Total	32,322,843	23,937,904

(i)	At December 31, 2020 cash and deposits that generate interest subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 4.00 percent and 34.51 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (5.01 percent and 35.06 percent, respectively, at December 31, 2019).

In Management’s opinion, the Group has complied with the calculation legal cash requirements established by current regulations.

(ii)	At December 31, 2020, the Group maintains four “overnight” deposits with the BCRP, of which are two denominated in soles in amount of S/559.7 million and two in U.S Dollars in amount of US$666.4 million, equivalent to S/2,413.0 million. At said date, the deposit in soles and deposits in U.S Dollars accrue interest at annual rates of 0.15 percent and 0.13 percent, respectively, and have maturities at 4 days.

At December 31, 2019, the Group maintains three “overnight” deposits with the BCRP, which are one denominated in soles in amount of S/360.0 million and two in U.S Dollars in amount of US$1,291.6 million, equivalent to S/4,280.4 million. At said date, deposits in soles and deposits in U.S Dollars accrue interest at annual rates of 1.00 percent and 1.57, respectively, and have maturities at 2 days.

(iii)	In order to temporarily control the liquidity generated by the disbursement of the credit repurchase agreement with a National Government Guarantee represented in securities, and in view of the BCRP’s offer of profitable rates for short-term deposits. The Group maintains sixteen term deposits, which are denominated in soles. As of that date, the deposits accrue interest at an annual rate of 0.25 percent and have maturities between January 4 and 7, 2021.

c)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. dollars; these are cash in hand and earn interest at market rates. At December 31, 2020 and 2019 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWING AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITIES LENDING

a)	We present below the composition of cash collateral, reverse repurchase agreements and securities borrowing:

	2020	2019
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	1,601,200	3,293,837
Reverse repurchase agreement and security borrowings	626,925	899,435
Receivables for short sales	166,177	95,252
Total	2,394,302	4,288,524

(i)	At December 31, 2020, the balance mainly comprises cash collateral for approximately US$305.1 million, equivalent to S/1,104.7 million, delivered to BCRP to secure a borrowing in soles of approximately S/1,055 million from the same entity (cash collateral for approximately US$844.5 million, equivalent to S/2,798.7 million, and borrowing of approximately S/2,800.4 million, at December 31, 2019).

Cash collateral granted bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries, provides financing to its customers through reverse repurchase agreements and securities borrowing, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		2020						2019
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	5.37	–	259,093	–	259,093	258,442	5.61	97,747	376,043	76,396	550,186	550,579
Instruments issued by the Chilean Government	Chilean pesos	(0.53)	–	25,775	–	25,775	24,427	0.34	7,002	15,505	–	22,507	22,507
Other instruments		1.40	23,423	231,226	87,408	342,057	341,085	4.44	156,969	130,932	38,841	326,742	328,291
			23,423	516,094	87,408	626,925	623,954		261,718	522,480	115,237	899,435	901,377

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and securities lending” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		2020						2019
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debt instruments (c)			–	383,020	26,781,748	27,164,768	28,960,995		64,900	25,699	6,240,866	6,331,465	6,709,182
Instruments issued by the Colombian Government	Colombian pesos	4.62	–	700,719	–	700,719	700,637	5.49	135,997	941,431	–	1,077,428	1,077,917
Instruments issued by the Chilean Government	Chilean pesos	0.09	17,865	–	–	17,865	17,865	0.20	130,551	44,411	–	174,962	175,054
Other instruments		1.19	31,245	9,020	–	40,265	40,276	2.07	70,997	16,809	6,355	94,161	105,086
			49,110	1,092,759	26,781,748	27,923,617	29,719,773		402,445	1,028,350	6,247,221	7,678,016	8,067,239

c)	At December 31, 2020, and 2019, the Group has repurchase agreements secured with: (i) cash, see note 5(a), (ii) investments, see note 6(b), and (iii) loans, see note 7(a). This item consists of the following:

		2020			2019
			Carrying			Carrying
Counterparties	Currency	Maturity	amount	Collateral	Maturity	amount	Collateral
			S/(000)			S/(000)

BCRP - Reactiva Perú (*)	Soles	May 2023 / December 2023	20,916,438	Loans guaranteed by National Government	–	–	–
BCRP	Soles	March 2021 / July 2024	2,903,266	Investments	June 2020 / November 2020	1,504,088	Investments
BCRP, nota 5(a)(i)	Soles	February 2021 / March 2023	1,055,000	Cash with BCRP	February 2020 / October 2020	2,800,400	Cash with BCRP
BCRP - Reactiva Perú Special (*)	Soles	June 2023 / December 2023	756,387	Loans guaranteed by National Government	–	–	–
Banco Central de Bolivia	Bolivianos	February 2021 / December 2022	486,331	Cash	May 2020 / February 2021	398,586	Cash
Banco de la República de Colombia	Colombian pesos	January 2021	319,481	Investments	January 2020	64,540	Investments
Natixis S.A.	Soles	August 2028	270,000	Investments	August 2020 / August 2028	570,000	Investments
Citigroup Global Markets Limited (i)	U.S. Dollar	August 2026	162,945	Investments	August 2026	149,130	Investments
Natixis S.A. (ii)	U.S. Dollar	August 2026	90,525	Investments	August 2026	82,850	Investments
Nomura International PLC (iii)	U.S. Dollar	–	–	–	August 2020	265,120	Investments and cash
Nomura International PLC (iv)	U.S. Dollar	–	–	–	August 2020	231,980	Investments and cash
Citigroup Global Markets Limited	Soles	–	–	–	August 2020	100,000	Investments
Others below S/92.0 million	–	January 2021 / April 2033	91,160	Investments	January 2020 / April 2033	64,970	Investments
Accrued interest			113,235			99,801
			27,164,768			6,331,465

(*)	It corresponds to Agreement Transactions where BCP and MiBanco sell representing credit securities guaranteed by the BCRP, they receive soles and are obliged to buy them back at a later date. The credit representing securities with guarantee of the National Government may have the form of a portfolio of credit representing titles or of Certificates of Participation in trustee of the loan portfolio guaranteed by the National Government. The BCRP will charge a fixed interest annual rate in soles of 0.5 percent for the operation and will include a grace period of twelve months without payment of interest or principal. As of December 2020, the total credits granted through the Reactiva Peru program is S/24,286.5 million, see Note 7(a). See more details of the Reactiva Peru program in Note 2(b).

At December 31, 2020, said operations accrue interest at fixed and variable rates between 0.5 percent and 6.73 percent and between Libor 6M + 1.85 percent and Libor 6M + 1.90 percent, respectively, (between 2.6 percent and 7.20 percent and between Libor 3M + 0.80 percent and Libor 6M + 1.90 percent, respectively, at December 31, 2019).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2020 the Group maintains two CCS which were together designated as a cash flow hedge for two repurchase agreements in U.S. Dollars at variable rate for a notional amount of US$45.0 million, equivalent to S/162.9 million (approximately US$45.0 million, equivalent to S/149.1 million, at December 31, 2019). By means of these CCS, said repurchase agreements were economically converted to soles, see note 13(b).

(ii)	At December 31, 2020, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. Dollars at variable rate for a total notional amount of US$25.0 million, equivalent to S/90.5 million (approximately US$25.0 million, equivalent to S/82.9 million, at December 31, 2019). By means of the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate; see note 13(b).

(iii)	As of August 31, 2020, the interest rate swap (IRS) that the Bank held as a cash flow hedge of a repurchase agreement in US dollars at a variable rate for an amount of US $ 80.0 million, equivalent to S/283.5 million (US$80.0 million, equivalent to S/265.1 million, as of December 31, 2019). Through the IRS, said repurchase agreement was economically converted to a fixed rate. Likewise, the cross currency swap (CCS) expired, which was designated in a combined manner with the IRS, which the Bank maintained as a cash flow hedge since, through said instrument, the repurchase agreement was economically converted to soles at a fixed rate, see note 13(b).

(iv)	As of August 31, 2020, the cross currency swap (CCS) that the Bank held as a cash flow hedge of a repurchase agreement in US dollars at a variable rate expired for a nominal amount of US$70.0 million, equivalent to S/248.0 million (US$70.0 million, equivalent to S/231.9 million, as of December 31, 2019). Through the cross currency swap (CCS), said repurchase agreement was economically converted to soles at a fixed rate, see note 13(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss consist of the following:

	2020	2019
	S/(000)	S/(000)

Certificates of deposit BCRP (i)	1,872,875	–
Government treasury bonds (ii)	1,584,913	1,276,573
Mutual funds (iii)	979,296	593,552
Restricted mutual funds (iv)	436,881	460,086
Investment funds	362,493	327,659
Corporate bonds	328,315	326,673
Shares (v)	289,349	83,085
Participation in RAL Funds (vi)	278,819	300,398
Hedge funds (vii)	126,938	33,640
Subordinated bonds	103,162	80,084
Central Bank of Chile bonds	15,306	182,540
Multilateral organization bonds	14,765	53,353
RPI International Holding, LP (viii)	5,641	68,584
Others	55,344	59,564
Balance before accrued interest	6,454,097	3,845,791
Accrued interest	13,374	4,971
Total	6,467,471	3,850,762

(i)	As of December 31, 2020, the balance corresponds to 5,174 certificates of deposit for US$517.23 million, equivalent to S/1,872.9 million, accruing interest at an effective annual rate from 0.25 percent to 0.28 percent, and maturing from January to March 2021. From October to December 2020, it was purchased instruments issued through public auction by the BCRP as part of an exchange operation in order to regulate the liquidity of the financial system.

(ii)	As of December 31, 2020 and 2019 the balance of these instruments includes the following government treasury bonds:

	2020	2019
	S/(000)	S/(000)

Colombian Treasury bonds	1,120,991	1,102,865
Peruvian Treasury bonds	349,219	95,308
Brasil Treasury bonds	53,857	–
Chile Treasury bonds	21,072	–
Panama Treasury bonds	20,644	–
Mexico Treasury bonds	19,130	–
U.S. treasury and federal agency bonds	–	78,400
Total	1,584,913	1,276,573

(iii)	The increase in the balance corresponds mainly to the purchase of new participations in the funds “Credicorp Capital Latin American Corporate Debt Fund” and “Credicorp Capital Latin American Investment Grade Fund”, whose balances as of 31 December, 2020, amounting to S/135.5 million and S/99.4 million, respectively.

(iv)	The restricted mutual funds comprise mainly the participation quotas in the private pension funds managed by Prima AFP and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(v)	The increase of the balance in shares of capital corresponds mainly to the exchange realized of RPI International Holding, LP’s participations into Royalty Pharma plc’s ordinary shares (see item viii). As of December 31, 2020, the balance includes 757,692 new shares of Royalty Pharma plc for US$37.9 million, equivalent to S/137.2 million (see Note 24(ii)).

(vi)	As of December 31, 2020, these funds are approximately S/ 173.2 million in bolivianos and S/ 105.6 million in U.S. Dollars (S/ 166.9 million in bolivianos and S/ 133.5 million in U.S. Dollars at December 31, 2019) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vii)	The increase of the balance corresponds mainly to the purchase of new participations in hedge funds, denominated mainly in Colombian pesos, in the Fondo de Inversión Colectiva Fonval and in the Fondo de capital privado 4G Credicorp Capital – Sura, whose balances as of December 31, 2020 amount to S/35.5 million and S/49.0 million, respectively.

(viii)	It corresponds to participations in RPI International Holding, LP, who invests in a series of subordinate funds whose objective is to invest in Royalty Pharma Investments, an investment fund established under the laws of Ireland. This investment fund is dedicated to buying medical and biotechnology patents. Participations in RPI International Holdings, LP, are not liquid and require authorization for negotiation.

On June 29, 2020, Atlantic Security Bank (ASB) exchanged 97,355 of its participations in RPI International Holding, LP, for 973,545 shares of Royalty Pharma plc, a public company established under the laws of England and Wales, whose shares are listed on the Nasdaq Stock Exchange; at the date of said transaction, the unit prices of the participations and shares amounted to US$205.10 and US$20.51, respectively. It is worth mentioning that this transaction was realized as a result of Royalty Pharma plc executed its Initial Public Offering of Shares (IPO) in June 2020 (see item (v)).

In this sense, the decrease of the balance is mainly due to the exchange mentioned in the paragraph before; as of December 31, 2020, the balance corresponds to 7,594 participations for approximately US$1.55 million equivalent to S/5.6 million (as of December 31, 2019, 112,187 participations for US$20.7 million equivalent to S/68.6 million).

During the year of 2020 and 2019, the Group has received dividends from these participations for S/2,674.4 and S/3,610.7, respectively; which are presented in the item of “Interest and similar income” of the consolidated statement of income.

b)	Investments at fair value through other comprehensive income consist of the following:

	2020				2019
		Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Debts instruments:

Certificates of deposit BCRP (i)	15,343,851	20,431	–	15,364,282	8,649,885	15,388	(1)	8,665,272
Corporate bonds (ii)	12,177,023	1,132,719	(52,953)	13,256,789	7,974,080	706,394	(8,322)	8,672,152
Government treasury bonds (iii)	11,051,662	1,158,845	(5,458)	12,205,049	6,009,137	690,048	(1,109)	6,698,076
Securitization instruments (iv)	703,920	63,131	(21,471)	745,580	580,778	53,328	(8,344)	625,762
Negotiable certificates of deposit (v)	873,218	14,093	(1,420)	885,891	369,016	856	(303)	369,569
Subordinated bonds	191,966	19,933	(317)	211,582	150,172	14,085	(100)	164,157
Others	147,327	14,802	(44)	162,085	167,529	7,896	–	175,425
	40,488,967	2,423,954	(81,663)	42,831,258	23,900,597	1,487,995	(18,179)	25,370,413
Equity instruments designated at the initial recognition

Shares issued by:
Inversiones Centenario	112,647	168,132	–	280,779	112,647	195,305	–	307,952
Bolsa de Valores de Lima	19,423	3,942	–	23,365	19,423	2,115	–	21,538
Alicorp S.A.A.	12,198	153,935	–	166,133	12,198	201,567	–	213,765
Bolsa de Comercio de Santiago	15,306	–	(3,995)	11,311	4,964	5,688	–	10,652
Compañía Universal Textil S.A.	9,597	–	(3,163)	6,434	9,597	248	(3,432)	6,413
Pagos Digitales Peruanos S.A.	5,197	–	(5,197)	–	5,197	–	–	5,197
Bolsa de Valores de Colombia	5,380	118	–	5,498	872	4,070	(53)	4,889
Corporación Andina de Fomento	–	–	–	–	4,441	181	–	4,622
Others	7,640	1,786	(396)	9,030	2,638	1,533	–	4,171
	187,388	327,913	(12,751)	502,550	171,977	410,707	(3,485)	579,199

Balance before accrued interest	40,676,355	2,751,867	(94,414)	43,333,808	24,072,574	1,898,702	(21,664)	25,949,612
Accrued interest				410,081				253,111
Total				43,743,889				26,202,723

The Management of Credicorp has determined that the unrealized losses on investment at fair value through other comprehensive income as of December 31, 2020 and 2019 are of a temporary nature, considering factors such as intended strategy in relation with the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2020, as a result of assesment of the impairment of its investments at fair value through other comprehensive income, the Group recorded a provision of credit loss of S/52.3 million (recovery of credit loss of S/0.7 million during the year 2019), which is shown in “Net gain on securities” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of the “Reserve for investments at fair value through other comprehensive income” net of deferred income tax and non-controlling interest, is shown in Note 18(c).

During 2020 and 2019, the Group has not reclassified instruments from the portfolio of investments at fair value through other comprehensive income to investments at amortized cost.

The maturities and annual market rates of investments at fair value through other comprehensive income during the years of 2020 and 2019, are as follows:

	Maturities		Annual effective interest rate
	2020	2019	2020						2019
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Certificates of deposit BCRP	Jan-2021 / Mar-2023	Jan-2020 / Jul-2021	0.25	0.73	–	–	–	–	2.02	2.35	–	–	–	–
Corporate bonds (*)	Jan-2021 / Jul-2070	Jan-2020 / Feb-2065	(0.31)	16.21	0.01	10.51	0.78	6.25	1.09	8.16	0.47	8.25	0.62	6.55
Government treasury bonds (**)	Jan-2021 / Feb-2055	Jan-2020 / Feb-2055	(1.20)	5.08	0.03	4.61	0.07	0.41	0.55	5.31	1.11	4.61	0.43	0.82
Securitization instruments	Jan-2021 / Sep-2045	May-2020 / Sep-2045	1.32	13.36	1.51	9.19	–	6.00	2.46	13.26	3.08	9.14	1.68	6.00
Negotiable certificates of deposits	Jan-2021 / Jul-2033	Jan-2020 / Dec-2026	–	–	2.48	4.57	0.05	5.90	3.27	4.01	2.48	2.68	1.00	4.98
Subordinated bonds	Apr-2022 / Aug-2045	Apr-2022 / Aug-2045	(0.04)	5.74	0.16	4.76	–	–	1.21	5.52	3.27	5.23	1.53	1.53
Others	Jan-2021 / Feb-2035	Jan-2020 / Jan-2028	(0.18)	5.84	3.38	4.52	–	–	1.95	3.73	4.73	6.92	–	–

(*)	As of December 31, 2020, the annual effective interest rate of (0.31) percent and 16.21 percent correspond to bonds issued by JP Morgan Chase & Co. and Cineplex S.A., respectively; excluding such interest rates, the range is from 0.01 percent to 14.31 percent.

(**)	As of December 31, 2020, the annual effective interest rate of (1.20) percent corresponds to a bond issued by the Peruvian Treasury; Excluding said interest rate, the rate range starts from 0.16 percent.

The negative rates correspond to bonds, whose nominal value is subject to a daily readjustment index for inflation determined by the BCRP. Said negative rates correspond to the market behavior in the face of the decrease in the BCRP’s reference interest rate.

As of December 31, 2020, the Group maintains IRS, which have been designated as fair value hedges of certain bonds at a fixed rate in U.S. Dollars, issued by corporate entities, classified as investments at fair value through other comprehensive income, for a notional amount of S/628.7 million (S/618.8 million as of December 31, 2019), see Note 13(b); through these IRS these bonds were economically converted to a variable rate.

Likewise, as of December 31, 2020, the Group entered into repurchase agreement transactions for government bonds and certificates of deposit BCRP classified as investments at fair value through other comprehensive income, for an estimated fair value of S/997.8 million (S/1,588.7 million as of December 31, 2019), of which the related liability is presented in “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see Note 5(c).

(i)	As of December 31, 2020, the Group maintains 153,760 certificates of deposits BCRP (87,530 as of December 31, 2019); which are instruments issued at discount through public auction, traded on the Peruvian secondary market and payable in soles.

(ii)	As of December 31, 2020, the balance corresponds to corporate bonds issued by companies from Peru, United States, Colombia and other countries, which represent 43.6 percent, 32.3 percent, 4.6 percent and 19.5 percent of the total, respectively (issued by companies from Peru, United States, Colombia and other countries, which represent 51.7 percent, 26.8 percent, 3.6 percent and 17.9 percent of the total, respectively, as of December 31, 2019).

As of December 31, 2020 the most significant individual unrealized loss amounted to approximately S/ 13.0 million (S/1.5 million at December 31, 2019).

Likewise, as of December 31, 2020, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds for a notional amount of S/ 81.8 million (S/107.4 million as of December 31, 2019), see Note 13(b); by means of said CCS, the bonds were economically converted to soles at a fixed rate.

The largest unrealized loss compared to the balance in 2019 is due to the COVID-19 crisis. As of December 31, 2020, the balance mainly includes S/40.5 million from the Peruvian company Rutas de Lima S.A.C.

(iii)	As of December 31, 2020 and 2019, the balance includes the following Government Treasury Bonds:

	2020	2019
	S/(000)	S/(000)
Peruvian treasury bonds (*)	11,343,664	5,959,066
U.S. treasury and federal agency bonds	564,380	391,475
Colombian treasury bonds	101,741	61,009
Chilean treasury bonds	81,502	173,364
Bolivian treasury bonds	74,248	72,516
Others	39,514	40,646
Total	12,205,049	6,698,076

(*)	The balance includes new bonds issued by the Peruvian Government. As of December 31, 2020, the bonds accrue annual effective rates from (1.20) percent to 5.08 percent and have maturities from January 2023 to February 2055.

(iv)	As of December 31, 2020 and 2019, the balance of securitization instruments includes the following:

	2020	2019
	S/(000)	S/(000)

Inmuebles Panamericana	164,091	169,959
Abengoa Transmisión del Norte	99,112	87,377
Colegios Peruanos S.A.	63,268	37,585
Costa de Sol S.A.	51,483	–
Nessus Hoteles Perú S.A.	40,050	39,768
Industrias de Aceite S.A.	37,175	32,050
Fábrica Nacional de Cemento S.A.	34,537	31,512
Homecenters Peruanos S.A.	32,308	35,269
Concesionaria La Chira S.A.	32,138	30,801
Others (minor than S/30.5 million)	191,418	161,441
Total	745,580	625,762

The bonds have semiannual payments until 2045.The pool of underlying assets consists mainly of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), and accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte).

(v)	As of December 31, 2020, the balance corresponds to certificates for US$6.65 million, equivalent to S/24.1 million; and in other currencies, equivalent to S/861.8 million, issued by the financial system of Colombia and Bolivia.

Likewise, as of December 31, 2020, the Group maintains CCS, which were designated as cash flow hedges of certain certificates for a notional amount of S/405.2 million, see Note 13(b); by means of said CCS, the certificates were economically converted to soles at a fixed rate.

c)	Amortized cost investments consist of the following:

	2020
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds (i)	4,740,275	5,439,612
Foreign government bonds (i)	28,909	28,695
Certificates of payment on work progress (CRPAO) (ii)	89,095	93,602
Sub total	4,858,279	5,561,909
Accrued interest	104,801	104,801
Total investments at amortized cost	4,963,080	5,666,710
Provision for credit losses	(698)	(698)
Total investments at amortized cost, net	4,962,382	5,666,012

	2019
	Carrying	Fair
	amount	value
	S/(000)	S/(000)

Peruvian sovereign bonds (i)	3,277,667	3,694,631
Foreign government bonds (i)	21,168	21,168
Certificates of payment on work progress (CRPAO) (ii)	100,298	103,015
Sub total	3,399,133	3,818,814
Accrued interest	78,180	78,180
Total investments at amortized cost	3,477,313	3,896,994
Provision for credit losses	(267)	(267)
Total investments at amortized cost, net	3,477,046	3,896,727

(i)	As of December 31, 2020, said bonds have maturities between January 2021 and February 2042, accruing interest at an annual effective interest rate between 0.74 percent and 5.06 percent on bonds denominated in soles and between 0.0 percent and 3.05 percent annual on bonds issued in other currencies. (as of December 31, 2019, have maturities between January 2020 and February 2042, accruing interest at an annual effective interest rate between 2.14 percent and 5.28 percent on bonds denominated in soles and between 0.45 percent and 2.53 percent on bonds issued in other currencies).

Likewise, Credicorp Management has determined that as of December 31, 2020, the difference between amortized cost and the fair value of these investments is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

As of December 31, 2020, the Group has repurchase agreement transactions for investments at amortized cost for an estimated fair value of S/2,766.2 million (S/1,569.3 million as of December 31, 2019), the related liability for which is presented in the caption “Payables from repurchase agreements and securities lending” of the consolidated statement of financial position, see note 5(c).

(ii)	As of December 31, 2020 there are 121 certificates of Annual Recognition of Payment on Work Progress - CRPAO from Spanish acronym (153 CRPAOs as of December 31, 2019), issued by the Peruvian Government to finance projects and concessions. Said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the work undertaken. Said investment matures between January 2021 and April 2026, accruing interest at an annual effective rate between 2.42 percent and 3.47 percent as of December 31, 2020 (between January 2020 and April 2026, accruing interest at an annual effective rate between 3.74 percent and 4.67 percent as of December 31, 2019).

On July 30, 2019, the Assets and Liabilities Committee (ALCO) approved the request to change the Atlantic Security Bank (ASB) business model to manage its investments according to its new balance sheet structure, which generated a reclassification of the entire investment portfolio classified as amortized cost to the investment portfolio at fair value with changes in other comprehensive income and then sell them and acquire new investments that adapt to the new investment portfolio strategy.

The value of the investments at amortized cost as of July 30, 2019 amounted to US$73,030.4 (in thousands) with a fluctuation amounting to US$2,117.5 (in thousands), with a market value of US$ 75,147.9 (in thousands) and finally an expected credit loss of US$82.4 (in thousands). The fluctuation and expected credit loss were recorded in other comprehensive income.

d)	The table below shows the balance of investments classified by maturity, without consider accrued interest or provision for credit loss:

	2020
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	1,973,038	14,564,360	11,518
From 3 months to 1 year	94,554	2,606,845	42,398
From 1 to 3 years	462,168	4,272,547	163,144
From 3 to 5 years	486,310	3,770,438	631,832
More than 5 years	1,290,057	17,617,068	4,009,387
Without maturity	2,147,970	502,550	−
Total	6,454,097	43,333,808	4,858,279

	2019
	At fair value through profit or loss	At fair value through other comprehensive income	Amortized cost
	S/(000)	S/(000)	S/(000)

Up to 3 months	237,624	2,420,464	9,969
From 3 months to 1 year	269,199	6,694,486	908,271
From 1 to 3 years	472,215	2,155,053	42,440
From 3 to 5 years	289,393	2,961,767	690,289
More than 5 years	1,029,883	11,138,643	1,748,164
Without maturity	1,547,477	579,199	−
Total	3,845,791	25,949,612	3,399,133

7	LOANS, NET

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)

Direct loans -
Loans	115,213,536	91,481,200
Credit cards	5,629,189	8,479,355
Leasing receivables	5,775,917	5,978,421
Factoring receivables	2,153,689	2,015,513
Discounted notes	1,483,723	2,200,142
Advances and overdrafts in current account	52,807	162,149
Refinanced loans	1,669,395	1,186,167
Restructured loans	–	125
Total direct loans	131,978,256	111,503,072

Internal overdue loans and under legal collection loans	4,685,569	3,304,886
	136,663,825	114,807,958
Add (less) -
Accrued interest	1,197,489	870,410
Unearned interest	(201,429)	(68,689)
Total direct loans	137,659,885	115,609,679
Allowance for loan losses (c)	(9,898,760)	(5,123,962)
Total direct loans, net	127,761,125	110,485,717

The increase of the credits, accrued interest and unearned interest as of December 31, 2020 compared to December 31, 2019, is mainly due to the credits from the Reactiva Peru program and Effective Credits disbursed between the months of May to December 2020. The total granted through this program as of December 31, 2020 is S/24,286.5 million. Loans reporting operations with guarantee of the National Government amount to S/21,672.8 million, see Note 5(c). See more details of the Reactiva Peru program in the Note 2(b).

The government, to serve small companies that the Reactiva Perú program does not reach, has established the Business Support Fund for the MYPE (FAE-MYPE) which represents for Mibanco a total of S/79.9 million and S/273.6 million for FAE-MYPE 1 and FAE-MYPE 2, respectively as of December 31, 2020. See more details of the FAE-MYPE program in the Note 2(b).

Likewise, due COVID-19 Pandemic effects, BCP and Mibanco, the main Subsidiaries of Credicorp have offered its clients in Retail Banking the opportunity to reschedule their loans for 30 or 90 days without incurring in overdue fees and interest on capital. As of December 31, 2020, the rescheduled portfolio amounts to a total of S/24,813.2 million.

In the loan portfolio, the most vulnerable segments are: Mibanco and within BCP stand-alone SME-Pyme and individuals, where debt reprogramming rates reached 15.28 percent, 20.76 percent and 33.54 percent respectively at the end as of December 31, 2020.

b)	As of December 31, 2020 and 2019, the composition of the gross credit balance is as follows:

	2020	2019
	S/(000)	S/(000)

Direct loans	136,663,825	114,807,958
Indirect loans, Note 21(a)	20,973,810	21,081,035
Banker’s acceptances outstanding	455,343	535,222
Total	158,092,978	136,424,215

The movement of gross balance of loan portfolio by stages is as follows for the periods of 2020 and 2019:

								Sale of loan portfolio
Stage 1	Balance at December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans		Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	75,838,248	(11,454,423)	(1,156,992)	6,357,672	208,847	9,161,013	3,077,315	–	2,335,115	–	84,366,795
Residential mortgage loans	17,903,028	(2,119,501)	(85,736)	965,659	10,610	1,064,765	7,965	–	316,525	–	18,063,315
Micro-business loans	13,782,323	(12,403,714)	(395,404)	2,699,000	117,762	10,635,242	(3,006,249)	–	151,833	–	11,580,793
Consumer loans	12,222,858	(4,958,492)	(769,528)	2,018,818	21,518	1,438,695	(79,031)	–	85,666	–	9,980,504
Total	119,746,457	(30,936,130)	(2,407,660)	12,041,149	358,737	22,299,715	–	–	2,889,139	–	123,991,407

Stage 2	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	4,883,039	(6,357,672)	(1,690,324)	11,454,423	301,053	421,704	915,980	–	161,956	–	10,090,159
Residential mortgage loans	778,702	(965,659)	(276,415)	2,119,501	7,597	(317,002)	173	–	13,563	–	1,360,460
Micro-business loans	1,839,597	(2,699,000)	(1,001,599)	12,403,714	95,468	(1,283,205)	(906,426)	–	3,398	–	8,451,947
Consumer loans	2,210,504	(2,018,818)	(1,235,709)	4,958,492	62,822	(1,385,764)	(9,727)	–	2,376	–	2,584,176
Total	9,711,842	(12,041,149)	(4,204,047)	30,936,130	466,940	(2,564,267)	–	–	181,293	–	22,486,742

Stage 3	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,771,417	(208,847)	(301,053)	1,156,992	1,690,324	606,823	9,933	(14,938)	139,830	–	6,850,481
Residential mortgage loans	994,991	(10,610)	(7,597)	85,736	276,415	(207,041)	1	(8,167)	20,877	–	1,144,605
Micro-business loans	1,350,858	(117,762)	(95,468)	395,404	1,001,599	(566,112)	2,738	(3,934)	11,125	–	1,978,448
Consumer loans	848,650	(21,518)	(62,822)	769,528	1,235,709	(1,115,561)	(12,672)	(3,607)	3,588	–	1,641,295
Total	6,965,916	(358,737)	(466,940)	2,407,660	4,204,047	(1,281,891)	–	(30,646)	175,420	–	11,614,829

Consolidated 3 Stages	Balance at December 31, 2019	Write-offs, net	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	84,492,704	(115,471)	10,305,011	4,003,228	(14,938)	2,636,901	–	101,307,435
Residential mortgage loans	19,676,721	(39,862)	580,584	8,139	(8,167)	350,965	–	20,568,380
Micro-business loans	16,972,778	(506,473)	9,292,398	(3,909,937)	(3,934)	166,356	–	22,011,188
Consumer loans	15,282,012	(531,964)	(530,666)	(101,430)	(3,607)	91,630	–	14,205,975
Total	136,424,215	(1,193,770)	19,647,327	–	(30,646)	3,245,852	–	158,092,978

								Sale of loan portfolio
Stage 1	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans		Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	74,210,068	(1,157,585)	(569,032)	1,511,304	13,724	1,608,096	370,433	–	(312,259)	163,499	75,838,248
Residential mortgage loans	16,049,110	(411,622)	(135,231)	315,586	12,980	2,108,051	2,633	–	(64,077)	25,598	17,903,028
Micro-business loans	12,236,140	(504,971)	(440,088)	491,781	12,896	1,973,561	(355,466)	–	(462)	368,932	13,782,323
Consumer loans	10,712,871	(624,147)	(307,297)	527,363	17,725	1,832,590	(17,600)	–	(9,896)	91,249	12,222,858
Total	113,208,189	(2,698,325)	(1,451,648)	2,846,034	57,325	7,522,298	–	–	(386,694)	649,278	119,746,457

Stage 2	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	7,530,106	(1,511,304)	(381,261)	1,157,585	8,894	(1,960,025)	54,299	–	(20,022)	4,767	4,883,039
Residential mortgage loans	762,549	(315,586)	(142,954)	411,622	4,840	59,553	155	–	(1,813)	336	778,702
Micro-business loans	1,965,061	(491,781)	(208,610)	504,971	6,320	95,835	(53,193)	–	(311)	21,305	1,839,597
Consumer loans	1,920,204	(527,363)	(166,708)	624,147	22,807	330,963	(1,261)	–	369	7,346	2,210,504
Total	12,177,920	(2,846,034)	(899,533)	2,698,325	42,861	(1,473,674)	–	–	(21,777)	33,754	9,711,842

Stage 3	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans, liquidation and write-offs, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	3,398,900	(13,724)	(8,894)	569,032	381,261	(446,188)	(33,193)	(72,219)	(18,719)	15,161	3,771,417
Residential mortgage loans	959,033	(12,980)	(4,840)	135,231	142,954	(179,012)	–	(41,080)	(4,634)	319	994,991
Micro-business loans	1,257,956	(12,896)	(6,320)	440,088	208,610	(591,241)	32,745	(33,262)	(366)	55,544	1,350,858
Consumer loans	700,865	(17,725)	(22,807)	307,297	166,708	(296,338)	448	(5,220)	(481)	15,903	848,650
Total	6,316,754	(57,325)	(42,861)	1,451,648	899,533	(1,512,779)	–	(151,781)	(24,200)	86,927	6,965,916

Consolidated 3 Stages	Balance at December 31, 2018	Write-offs, net	New loans and liquidation, net	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	85,139,074	(115,040)	(683,077)	391,539	(72,219)	(351,000)	183,427	84,492,704
Residential mortgage loans	17,770,692	(11,671)	2,000,263	2,788	(41,080)	(70,524)	26,253	19,676,721
Micro-business loans	15,459,157	(666,506)	2,144,661	(375,914)	(33,262)	(1,139)	445,781	16,972,778
Consumer loans	13,333,940	(747,948)	2,615,163	(18,413)	(5,220)	(10,008)	114,498	15,282,012
Total	131,702,863	(1,541,165)	6,077,010	–	(151,781)	(432,671)	769,959	136,424,215

c)	At December 31, 2020 and 2019, the allowance for loan loss for direct and indirect loans was determined under the expected credit loss model as established in IFRS 9. The movement in the allowance for loan loss is shown below for direct and indirect loans:

Stage 1	Balance at December 31, 2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	388,685	(319,248)	(22,486)	316,999	17,175	30,824	107,989	155,568	–	45,997	–	721,503
Residential mortgage loans	38,085	(43,170)	(1,721)	31,320	4,980	30,797	92,322	258	–	5,064	–	157,935
Micro-business loans	425,642	(854,632)	(63,397)	324,242	26,997	551,140	199,197	(14,574)	–	15,573	–	610,188
Consumer loans	248,355	(392,000)	(45,561)	418,592	29,305	422,158	(191,856)	(141,252)	–	7,695	–	355,436
Total	1,100,767	(1,609,050)	(133,165)	1,091,153	78,457	1,034,919	207,652	–	–	74,329	–	1,845,062

Stage 2	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	166,135	(316,999)	(117,858)	319,248	42,832	4,911	473,890	91,534	–	2,523	–	666,216
Residential mortgage loans	25,684	(31,320)	(19,698)	43,170	3,977	(24,980)	113,363	4	–	1,539	–	111,739
Micro-business loans	249,960	(324,242)	(275,227)	854,632	51,478	(231,405)	851,228	(88,758)	–	312	–	1,087,978
Consumer loans	513,431	(418,592)	(650,885)	392,000	57,554	(285,948)	1,341,355	(2,780)	–	177	–	946,312
Total	955,210	(1,091,153)	(1,063,668)	1,609,050	155,841	(537,422)	2,779,836	–	–	4,551	–	2,812,245

Stage 3	Balance at December 31, 2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,315,227	(17,175)	(42,832)	22,486	118,072	(154,589)	989,400	(22,478)	(13,124)	34,440	–	2,229,427
Residential mortgage loans	472,711	(4,980)	(3,977)	1,721	19,698	(102,806)	247,475	1	(4,523)	14,430	–	639,750
Micro-business loans	960,885	(26,997)	(51,478)	63,397	275,227	(683,408)	870,928	31,414	(3,511)	9,531	–	1,445,988
Consumer loans	702,959	(29,305)	(57,554)	45,561	650,885	(954,465)	1,113,651	(8,937)	(2,332)	2,902	–	1,463,365
Total	3,451,782	(78,457)	(155,841)	133,165	1,063,882	(1,895,268)	3,221,454	–	(23,490)	61,303	–	5,778,530

Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2019	Write-offs, net	New loans and liquidation, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Acquisition of business, Note 2(a)	Balance at December 31, 2020 (*)

Loans by class

	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,870,047	(141,669)	22,815	1,571,279	224,624	(13,124)	82,960	–	3,616,932
Residential mortgage loans	536,480	(46,519)	(50,470)	453,160	263	(4,523)	21,033	–	909,424
Micro-business loans	1,636,487	(529,268)	165,595	1,921,353	(71,918)	(3,511)	25,416	–	3,144,154
Consumer loans	1,464,745	(551,662)	(266,593)	2,263,150	(152,969)	(2,332)	10,774	–	2,765,113
Total	5,507,759	(1,269,118)	(128,653)	6,208,942	–	(23,490)	140,183	–	10,435,623

Stage 1	Balance at December 31, 2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	311,767	(11,258)	(9,281)	41,033	9,492	36,768	10,982	4,886	–	(8,834)	3,130	388,685
Residential mortgage loans	31,479	(2,069)	(726)	7,857	6,178	6,850	(11,675)	134	–	(490)	547	38,085
Micro-business loans	342,519	(22,272)	(49,368)	57,319	9,631	(71,852)	149,468	(6,511)	–	(5,759)	22,467	425,642
Consumer loans	276,019	(18,691)	(80,991)	90,915	16,831	(97,213)	57,927	1,491	–	(176)	2,243	248,355
Total	961,784	(54,290)	(140,366)	197,124	42,132	(125,447)	206,702	–	–	(15,259)	28,387	1,100,767

Stage 2	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	151,999	(41,033)	(21,988)	11,258	6,102	(4,601)	62,277	994	–	(511)	1,638	166,135
Residential mortgage loans	22,404	(7,857)	(4,562)	2,069	2,434	2,780	8,409	42	–	(100)	65	25,684
Micro-business loans	263,593	(57,319)	(43,113)	22,272	5,576	(121,662)	172,546	(956)	–	63	8,960	249,960
Consumer loans	500,535	(90,915)	(43,031)	18,691	21,996	(153,370)	257,845	(80)	–	(19)	1,779	513,431
Total	938,531	(197,124)	(112,694)	54,290	36,108	(276,853)	501,077	–	–	(567)	12,442	955,210

Stage 3	Balance at December 31, 2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	New loans liquidation, and write-offs, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019

Loans by class
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,355,363	(9,492)	(6,102)	9,281	21,988	(275,028)	301,493	(33,973)	(55,783)	(6,348)	13,828	1,315,227
Residential mortgage loans	470,286	(6,178)	(2,434)	726	4,562	(101,740)	146,860	–	(24,319)	(15,245)	193	472,711
Micro-business loans	979,292	(9,631)	(5,576)	49,368	43,113	(457,093)	327,884	32,878	(27,267)	(22,688)	50,605	960,885
Consumer loans	609,275	(16,831)	(21,996)	80,991	43,031	(255,086)	284,403	1,095	(3,943)	(30,628)	12,648	702,959
Total	3,414,216	(42,132)	(36,108)	140,366	112,694	(1,088,947)	1,060,640	–	(111,312)	(74,909)	77,274	3,451,782

Consolidated 3 Stages			Credit loss of the period
	Balance at December 31, 2018	Write-offs, net	New loans and liquidation, net	Changes in PDs, LGDs, EADs	Transfers between classes of loans	Sale of loan portfolio	Exchange differences and others	Exchange differences and others	Balance at December 31, 2019 (*)

Loans by class

	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	1,819,129	(181,520)	(61,341)	374,752	(28,093)	(55,783)	(15,693)	18,596	1,870,047
Residential mortgage loans	524,169	(42,920)	(49,190)	143,594	176	(24,319)	(15,835)	805	536,480
Micro-business loans	1,585,404	(816,886)	166,279	649,898	25,411	(27,267)	(28,384)	82,032	1,636,487
Consumer loans	1,385,829	(781,593)	275,924	600,175	2,506	(3,943)	(30,823)	16,670	1,464,745
Total	5,314,531	(1,822,919)	331,672	1,768,419	–	(111,312)	(90,735)	118,103	5,507,759

(*)	The movement in the allowance for loan losses of the period 2020 includes the allowance for direct and indirect loans for approximately S/9,898.8 million and S/536.9 million, respectively (approximately S/5,124.0 million and S/383.8 million, respectively, at December 31, 2019). The expected loan loss for indirect loan is included in “Other liabilities” of the consolidated statement of financial position, Note 13(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2020 and 2019 has been established in accordance with IFRS 9 and is sufficient to cover incurred losses on the loan portfolio.

During the 2020, Credicorp’s stock of provisions increased significantly compared to the stock as of December 31, 2019, mainly in the two first quarters, due to the projected effects related to COVID-19. This increase was reduced during the last two quarters of 2020 due to the end of the confinement, the progressive economic reactivation observed in the early indicators and better macroeconomic expectations for the following years. It should be noted that these expectations can be altered by future waves of infections or strict confinement measures.

The main methodological adjustments in internal credit risk models made during 2020 are:

–	Internal models were reviewed, and upgrades were carried out using representative and updated COVID-19 impact customer surveys, using updated information on customer transaction after confinement. This made it possible to characterize the different types of clients in order to assign them the corresponding level of risk in a granular manner and in line with the first observed indicators of early payment of the transactions and portfolio maturities (real data observed that complements the assumptions used).

–	LGD (Loss Given Default) estimates were adjusted with updated information on assumptions, recovery costs and payments from clients in arrears, in order to collect the impact of COVID-19 on recoveries, which have been affected by delays in lawsuits, deterioration in the value of guarantees and increased penalties.

Further, the macroeconomic projections were updated, collecting a better expectation for 2021, although it is noted that these projections are not expected to recover the absolute levels of the pre-Covid-19 context yet.

d)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

e)	A portion of the loan portfolio is collateralized with guarantees received from customers, which mainly consist of mortgages, trust assignments, securities and industrial and mercantile pledges.

f)	The following table presents the gross direct loan portfolio at December 31, 2020 and 2019 by maturity based on the remaining period to the payment due date:

	2020	2019
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	57,334,490	53,306,936
From 1 to 3 years	34,999,064	24,586,441
From 3 to 5 years	12,751,669	9,615,514
More than 5 years	26,893,033	23,994,181
	131,978,256	111,503,072

Internal overdue loans -
Overdue 90 days	851,755	692,161
Over 90 days	3,833,814	2,612,725
	4,685,569	3,304,886

Total	136,663,825	114,807,958

See credit risk analysis in Note 34.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

The profit resulting from these assets is shown in “Net premiums earned” in the consolidated statement of income. The composition of the generated returns is presented below:

	2020	2019
	S/(000)	S/(000)

Net profit on sale of financial investments	38,055	21,879
Changes in the fair value of financial assets	68,311	58,351
Dividends, interests and others	9,261	13,434
Total	115,627	93,664

As of December 31, 2020, financial markets have recovered significantly after the fluctuations that occurred during 2020, optimism about the recovery of the global economy after the production of effective vaccines, the economic reopening of sectors affected by Covid-19, as well as the continuous expansionary monetary policy of the central banks, favored the holding and search for debt instruments with higher returns.

Latin American assets continued to evolve positively in line with a greater risk appetite in the context of monetary stimuli and the search for better returns. At the local level, sovereign bonds performed positively in the middle and long section of the curve in soles, driven by less uncertainty due to local politics.

At the date of this report, there has been a recovery of the global indices, and what Credicorp seeks is to control the volatility of the portfolio in order to minimize the losses of our clients in these difficult times.

The offsetting of this effect is included in the technical reserve adjustment, which is part of the item “Net premiums earned” of the consolidated statement of income, see Note 25.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2020 and December 31, 2019, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/937.2 million and S/838.7 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)

Balances as of January 1	791,704	842,043	715,695
Reported claims of premiums ceded, Note 26	283,041	321,375	367,969
Reserve risk in progress of premiums ceded, Note 25(a)(**)	23,186	(14,935)	34,709
Premiums assumed	–	668	5,882
Settled claims of premiums ceded by reinsurance contracts	(229,729)	(226,769)	(238,936)
Collections and others, net (i)	51,217	(130,678)	(43,276)
Balances at the end of the period	919,419	791,704	842,043

Accounts receivable as of December 31, 2020 and December 31, 2019, include S/282.0 million and S/201.0 million, respectively, which correspond to the assigned portion of technical reserves for premiums ceded to the reinsurers.

(i)	As of December 31, 2020, the balance consists of collections made to reinsurers, which were reduced by S/10.0 million, as well as the effect of exchange difference for approximately S/55.0 million; As of December 31, 2019, collections made amounted to S/ 115.0 million and the effect of exchange difference for S/ (4.4) million.

Accounts Payable:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)

Balances as of January 1	216,734	291,693	235,185
Premiums ceded for automatic contracts (mainly excess of loss), Note 25(a)(**)	244,112	254,839	243,427
Premiums ceded to reinsurers in facultative contracts, Note 25(a)(**)	327,098	289,386	288,928
Coinsurance granted	753	4,332	11,433
Payments and other, net	(450,251)	(623,516)	(487,280)
Balances at the end of the period	338,446	216,734	291,693

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the coverage period.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2020, 2019, and 2018 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	401,553	1,156,252	653,728	479,748	635,203	116,625	69,368	3,512,477	3,573,580	3,504,226
Additions	34	1,673	6,016	21,301	23,425	1,149	44,522	98,120	134,776	181,459
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	29,893	–
Transfers	–	8,906	19,616	1,529	8,997	3,633	(42,681)	–	–	–
Disposals and others	1,618	4,954	(3,420)	(28,146)	(54,734)	(6,000)	(9,667)	(95,395)	(225,772)	(112,105)
Balance as of December 31	403,205	1,171,785	675,940	474,432	612,891	115,407	61,542	3,515,202	3,512,477	3,573,580

Accumulated depreciation -
Balance as of January 1	–	657,690	478,294	308,020	552,023	88,277	–	2,084,304	2,092,878	1,994,734
Depreciation of the year	–	29,792	27,025	36,866	40,701	7,708	–	142,092	146,066	170,138
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	19,299	–
Transfers	–	–	–	–	–	–	–	–	–	–
Disposals and others	–	1,579	(1,346)	(26,181)	(54,734)	(5,387)	–	(86,069)	(173,939)	(71,994)
Balance as of December 31	–	689,061	503,973	318,705	537,990	90,598	–	2,140,327	2,084,304	2,092,878

Net carrying amount	403,205	482,724	171,967	155,727	74,901	24,809	61,542	1,374,875	1,428,173	1,480,702

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During 2020, the Group has not had any significant commitment to purchase property, furniture and equipment. Likewise, as part of the investment in fixed assets made annually, it has made disbursements related mainly to the remodeling of its headquarters located in La Molina and the comprehensive remodeling of the Café Dasso office. During the year 2019, the Bank has made disbursements mainly related to the remodeling of its headquarters in La Molina and integral remodeling to the Sucursal Cusco. During 2018, the Bank has carried out operations related to the purchase of computer equipment, furniture and services, as well as the remodeling of its headquarters in La Molina.

Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2020, 2019 and 2018 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets –

The movement of intangible assets with limited useful life for the years ended December 31, 2020, 2019 and 2018 was as follows:

Description	Client relationships (i)	Brand name (ii)	Fund manager contract (iii)	Relationships with holders	Software and developments	Intangible in progress	Other	2020	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	378,896	193,247	94,143	21,100	2,702,983	364,925	49,695	3,804,989	3,406,333	3,090,365
Additions	–	–	–	–	91,652	443,557	32	535,241	371,957	419,789
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	126,128	–
Transfers	–	–	–	–	230,477	(230,477)	–	–	–	–
Disposals and others	5,625	(21,383)	9,557	–	(11,013)	(27,366)	(1,786)	(46,366)	(99,429)	(103,821)
Balances at December 31	384,521	171,864	103,700	21,100	3,014,099	550,639	47,941	4,293,864	3,804,989	3,406,333

Accumulated amortization -
Balance at January 1	243,951	60,643	12,441	20,219	1,774,183	–	27,287	2,138,724	1,941,961	1,747,475
Amortization of the year	27,699	7,062	4,502	881	312,163	–	3,511	355,818	308,966	258,984
Acquisition of business, Note 2(a)	–	–	–	–	–	–	–	–	3,104	–
Disposals and others	2,318	(21,226)	2,426	–	(3,551)	–	957	(19,076)	(115,307)	(64,498)
Balance at December 31	273,968	46,479	19,369	21,100	2,082,795	–	31,755	2,475,466	2,138,724	1,941,961

Net carrying amount	110,553	125,385	84,331	–	931,304	550,639	16,186	1,818,398	1,666,265	1,464,372

During 2020, the Group has not had any significant commitment for the acquisition of significant intangibles. Likewise, the main intangibles activated during the year correspond to projects the Identify Access Management, Bidirectional Communication for Fraud alerts, HomeBanking 2.0 projects, among others. During the year 2019, the Group has made disbursements mainly related with the implementation and development of various IT projects such as DataLake, Holístico, SpotLigth, DWH, Operating Model, Client 360, Connex, Mainframe, Kalignite NDC, Small and medium businesses (PYME, from spanish acronym) Loans Online, Information Cube and others (Business Integration, DWH – Modelo Lineal I15, Credit Card, Customer Identity and Access Management, DWH – Operative Model, Yape and others during the year 2018).

(i)	Client relationships -

This item consists of the following:

	2020	2019
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	69,974	82,322
Credicorp Capital Holding Chile - Inversiones IMT	20,782	19,333
Mibanco	3,007	15,036
Ultraserfinco	12,592	13,400
Culqi	2,167	2,550
Tenpo	2,031	2,304
Net carrying amount	110,553	134,945

(ii)	Brand name –

This item consists of the following:

	2020	2019
	S/(000)	S/(000)

Mibanco	124,610	131,440
Culqi	775	1,164
Net carrying amount	125,385	132,604

(iii)	Fund management contract -

This item consists of the following:

	2020	2019
	S/(000)	S/(000)

Credicorp Capital Colombia	42,328	42,352
Credicorp Capital Holding Chile - Inversiones IMT	38,553	34,997
Ultrasefinco S.A.	3,450	4,353
Net carrying amount	84,331	81,702

Management has assessed at each reporting date that there was no indication that customer relationships, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2020	2019
	S/(000)	S/(000)
Mibanco - Edyficar Perú	273,694	273,694
MiBanco Colombia - Banco Compartir S.A.	135,658	191,898
Prima AFP - AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia (*)	124,447	72,134
Banco de Crédito del Perú	52,359	52,359
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Tenpo SpA	26,602	23,051
Tenpo Prepago S.A. (before “Multicaja Prepago S.A.”)	14,956	12,943
Compañía Incubadora de Soluciones Móviles S.A-Culqi	2,297	3,518
Crediseguro Seguros Personales	96	96
Ultraserfinco S.A. (*)	–	45,339
Net carrying amount	820,899	865,822

(*) The variation corresponds mainly to the merger by absorption between Credicorp Capital Colombia S.A. (absorbing entity) and Ultraserfinco S.A. (absorbed entity); see note 2(a). Additionally, the balances are affected by the volatility of the exchange rate of the colombian peso against the functional currency of Credicorp Ltd.

The recoverable amount of all of the CGUs has been determined based in the present value of the discounted cash flows or dividends determined principally with assumptions of revenue and expenses projection (based on efficiency ratios).

Goodwill balance from Credicorp Holding Colombia (due to the acquisition of Credicorp Capital Colombia S.A, Banco Compartir S.A. and Ultraserfinco S.A.) and Krealo SpA (due to the acquisition of Tenpo SpA and Multicaja Prepago S.A.) are affected by the volatility effect of the local exchange rate currency of the country in which they operate against the exchange rate of functional currency of Credicorp Ltd and subsidiaries.

Given that during 2020 we were within twelve months to make adjustments to the initial recognition of goodwill, minor non-material changes have been made to the corresponding goodwill of MiBanco Colombia (formerly Banco Compartir S.A.).

During the year 2020, the Group recorded a gross impairment loss amounting to S/64.0 million for MiBanco Colombia (before Banco Compartir S.A.) as a result of its assessment of the recoverable amount (S/54.0 million of impairment correspond to the participation of Credicorp and S/10.0 million correspond to the minority participation). For determination this impairment, a fair value of 366,691 Colombian Pesos was estimated, equivalent to US$95.7 million, and a book value of 434,825 Colombian Pesos, equivalent to US$113.4 million. For the estimation, a discount rate of 13.2 percent and a growth rate in perpetuity of 4.0 percent were used as assumptions. Likewise, payments from 2021 to 2025 of 0.0 percent, 98.0 percent, 94.0 percent, 94.0 percent and 80.0 percent, respectively, and a perpetual payment of 80.0 percent, have been considered. Finally, the dividend tax rate considered has been 10.0 percent and the exchange rate of the Colombian Peso to the dollar was 3,833. During 2019, the Group did not register an impairment.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2020 and 2019:

	2020
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.19
Prima AFP - AFP Unión Vida	1.00	11.43
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	10.93
Pacífico Seguros (*)	5.00	10.44 and 11.81
Atlantic Security Holding Corporation	2.00	11.29
Mibanco Colombia - Bancompartir	4.00	13.20
Tenpo	5.00	25.00
Compañía Incubadora de Soluciones Móviles S.A. - Culqi	5.00	25.00

	2019
Description	Terminal value growth rate	Discount rate
	%	%
Mibanco - Edyficar Perú	3.00	12.35
Prima AFP - AFP Unión Vida	1.00	11.63
Credicorp Capital Colombia	3.80	12.62
Banco de Crédito del Perú	5.00	11.19
Pacífico Seguros (*)	5.00	10.72 and 12.00
Atlantic Security Holding Corporation	2.00	11.41

(*) As of December 31, 2020 and 2019, it corresponds to the discount rates used to determine the recoverable value of the cash flows that correspond to the general and life insurance business lines.

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on historic performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the specific risks to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market specific risk premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2020 and 2019, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	RIGHT-OF-USE ASSETS AND LEASE LIABILITES

a)	Right-of-use

The Group has leased agreements according to the following composition:

	Property: Agencies and offices	Servers and technology platforms	Transport units	Other leases	2020	2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1,	819,046	168,371	3,006	7,394	997,817	–
Additions	28,352	145,140	598	20,411	194,501	997,817
Acquisition of business	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Disposal and others	(49,544)	(151,877)	(749)	–	(202,170)	–
Balance as of December 31	797,854	161,634	2,855	27,805	990,148	997,817

Accumulated depreciation -
Balance as of January 1,	130,761	40,591	971	3,654	175,977	–
Depreciation of the period	131,815	35,926	837	3,427	172,005	169,406
Acquisition of business	–	–	–	–	–	6,571
Transfers	–	–	–	–	–	–
Disposal and others	(5,144)	(55,763)	145	–	(60,762)	–
Balance as of December 31	257,432	20,754	1,953	7,081	287,220	175,977

Net carrying amount	540,422	140,880	902	20,724	702,928	821,840

b)	Lease Liabilities

The Group maintains contracts, with certain renewal options and for which the Group has reasonable certainty that this option will be exercised. In those cases, the period of lease used to measure the liability and assets corresponds to an estimation of future renovations.

13	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables (i)	1,307,187	1,311,892
Derivatives receivable (b)	1,214,497	1,092,107
Receivables from sale of invesments (h)	271,066	278,580
Operations in process (c)	245,303	110,389
	3,038,053	2,792,968

Non-financial instruments:
Deferred fees (g)	1,039,557	1,056,656
Investment in associates (d)	645,886	628,822
Investment properties, net (e)	466,859	450,929
Income tax prepayments, net	303,838	191,502
Adjudicated assets, net	135,089	143,349
Improvements in leased premises	90,146	112,385
VAT (IGV) tax credit	49,364	75,605
Others	9,198	26,441
	2,739,937	2,685,689
Total	5,777,990	5,478,657

	2020	2019
	S/(000)	S/(000)
Other liabilities -
Financial instruments:
Accounts payable (j)	1,788,956	1,670,525
Derivatives payable (b)	1,205,213	1,040,282
Accounts payable for acquisitions of investments (h)	260,786	311,348
Salaries and other personnel expenses	614,349	760,140
Allowance for indirect loan losses, Note 7(c)	536,863	383,797
Operations in process (c)	72,800	80,734
	4,478,967	4,246,826
Non-financial instruments:
Taxes	293,873	644,802
Provision for sundry risks (f)	514,382	359,853
Others	199,937	229,807
	1,008,192	1,234,462
Total	5,487,159	5,481,288

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows as of December 31, 2020 and 2019 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their notional amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which fair value of derivatives is measured.

		2020				2019				2020 and 2019
		Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)
Derivatives held for trading (i) -
Foreign currency forwards		256,891	257,999	22,030,623	January 2021 / October 2022	306,148	246,960	27,422,634	January 2020 / October 2020	-
Interest rate swaps		600,718	613,624	20,447,415	January 2021 / December 2031	268,633	350,938	26,268,071	January 2020 / December 2031	-
Currency swaps		323,425	181,454	9,095,243	January 2021 / January 2033	411,656	366,545	8,177,179	January 2020 / January 2033	-
Foreign exchange options		2,673	3,547	426,848	January 2021 / June 2021	6,489	6,089	1,565,083	January 2020 / December 2020	-
Futures		2,694	2,616	32,589	March 2021	10	139	16,901	March 2020	-
		1,186,401	1,059,240	52,032,718		992,936	970,671	63,449,868

Derivatives held as hedges
Cash flow hedges -
Interest rate swaps (IRS)	17(a)(x)	–	2,525	108,630	March 2022	–	–	–	–	Bonds issued
Interest rate swaps (IRS)	17(a)(v)	–	1,473	253,470	March 2021	–	2,555	231,980	March 2021	Bonds issued
Interest rate swaps (IRS)	15(b)(i)	–	315	362,100	March 2021	102	1,111	662,800	May 2020 / November 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(iii)	–	72	181,050	March 2021	55	714	984,258	February 2020 / November 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(ii)	–	60	181,050	March 2021	114	–	331,400	August 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(v)	–	–	–	–	315	839	994,200	May 2020 / August 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(vi)	–	–	–	–	–	447	331,400	June 2020	Debt to banks
Interest rate swaps (IRS)	15(b)(iv)	–	–	–	–	–	1,046	629,660	May 2020 / June 2020	Debt to banks
Cross currency swaps (CCS)	6(b)(ii)/(v)	18,224	74,677	487,046	January 2021 / September 2024	20,803	1,167	107,425	May 2021 / September 2024	Investments (*)
Cross currency swaps (CCS)	17(a)(iii)	5,090	–	181,050	January 2025	–	8,197	165,700	January 2025	Bonds issued
Cross currency swaps (CCS)	17(a)(vi)	4,782	–	175,345	August 2021	–	2,823	152,545	August 2021	Bonds issued
Cross currency swaps (CCS)	5(c)(i)	–	29,001	162,945	August 2026	–	30,352	149,130	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(ii)	–	11,797	90,525	August 2026	–	12,236	82,850	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iv)	–	–	–	–	30,741	–	231,980	August 2020	Repurchase agreements
Cross currency swaps (CCS)	15(b)(vi)	–	–	–	–	7,624	–	331,400	January 2020	Debt to banks
Cross currency swaps (CCS) and Interest rate swaps (IRS)	5(c)(iii)	–	–	–	–	39,417	–	265,120	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	6(b)	–	26,053	628,677	March 2022 / May 2023	–	8,124	618,790	June 2021 / May 2023	Investments (*)
		28,096	145,973	2,811,888		99,171	69,611	6,270,638
		1,214,497	1,205,213	54,844,606		1,092,107	1,040,282	69,720,506

(*)	Corresponds to investments classified at the fair value through other comprehensive income under IFRS 9 as of December 31, 2020 and 2019.

(i)	Held-for-trading derivatives are principally negotiated to satisfy customers’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedge accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	2020						2019
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	148,076	108,541	274	–	–	256,891	199,070	104,265	2,813	–	–	306,148
Interest rate swaps	4,025	25,005	81,209	46,101	444,378	600,718	3,716	8,409	38,569	8,067	209,872	268,633
Currency swaps	12,324	11,499	122,673	36,219	140,710	323,425	7,124	101,368	102,703	67,826	132,635	411,656
Foreign exchange options	379	2,294	–	–	–	2,673	1,844	4,645	–	–	–	6,489
Futures	2,694	–	–	–	–	2,694	10	–	–	–	–	10
Total assets	167,498	147,339	204,156	82,320	585,088	1,186,401	211,764	218,687	144,085	75,893	342,507	992,936

	2020						2019
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Foreign currency forwards	145,781	111,956	262	–	–	257,999	154,424	89,739	2,797	–	–	246,960
Interest rate swaps	12,794	23,211	80,629	64,995	431,995	613,624	7,705	13,837	46,840	18,477	264,079	350,938
Currency swaps	15,122	33,147	86,265	20,344	26,576	181,454	41,729	92,917	79,844	50,663	101,392	366,545
Foreign exchange options	676	2,871	–	–	–	3,547	836	5,253	–	–	–	6,089
Futures	2,616	–	–	–	–	2,616	139	–	–	–	–	139
Total liabilities	176,989	171,185	167,156	85,339	458,571	1,059,240	204,833	201,746	129,481	69,140	365,471	970,671

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or those that bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	2020					2019
	Up to 1	From 1 to 3	From 3 to 5	Over 5		Up to 1	From 1 to 3	From 3 to 5	Over 5
	year	years	years	years	Total	year	years	years	years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cash inflows (assets)	1,268,082	229,366	275,235	255,963	2,028,646	5,081,355	301,865	84,786	254,968	5,722,974
Cash outflows (liabilities)	(1,347,995)	(274,482)	(265,536)	(236,859)	(2,124,872)	(4,693,775)	(330,220)	(91,678)	(355,702)	(5,471,375)
Consolidated statement of income	(4,939)	(5,314)	(4,969)	(25,891)	(41,113)	(8,949)	(4,367)	(487)	(18,139)	(31,942)

As of December 31, 2020, the accumulated balance of net unrealized loss from cash flow hedges, which is included as other comprehensive income in “Cash flow hedge reserves” results from the current hedges, which have an unrealized loss of approximately S/38.2 million and from the revoked hedges, which have an unrealized loss of approximately S/2.9 million (unrealized loss of approximately S/0.1 million from current hedges and unrealized profit for S/3.8 million from revoked hedges, as of December 31, 2019), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is presented in Note 18(c).

c)	Transactions in process include deposits received, granted and collected loans, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. The regularization of these transactions does not affect the Group’s net income.

d)	Credicorp’s principal associate is Entidad Prestadora de Salud (EPS), whose balance amounts to S/603.4 million and S/571.9 million as of December 31, 2020 and 2019, respectively.

e)	Investment properties -

The movement of investment properties is as follows:

	2020			2019
	Own assets
	Land	Buildings	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	253,041	238,325	491,366	484,782
Additions (i)	12,543	13,990	26,533	33,321
Sales (ii)	(31)	(202)	(233)	(26,775)
Disposals and others	(2,114)	(1,634)	(3,748)	38
Ending Period	263,439	250,479	513,918	491,366

Accumulated depreciation
Balance at January 1	–	39,027	39,027	43,488
Depreciation for the year	–	7,018	7,018	6,727
Sales (ii)	–	(148)	(148)	(11,435)
Disposals and others	–	(248)	(248)	247
Ending Period	–	45,649	45,649	39,027

Impairment losses (iii)	689	721	1,410	1,410

Net carrying amount	262,750	204,109	466,859	450,929

Land and buildings are mainly used for office rental, which are free of all encumbrances.

(i)	As of December 31, 2020, the main additions correspond to the acquisition of land located in the Comas district in the city of Lima for the amount of S/12.5 million. Likewise, in order to consolidate the real estate projects, the Group has made disbursements mainly for the improvements of buildings one of them located in Arequipa for the amount of S/5.1 million, the other located in Trujillo for approximately S/3.8 million and also improvements on the 13th floor of Panorama building located in the district of Santiago de Surco, Lima amounted of S/2.4 million.

In 2019, the most important additions corresponded to the acquisition of 13th floor of Panorama Building located in the district of Santiago de Surco, Lima for approximately S/10.1 million (S/1.3 million for land and S/8.8 million for building) and land located in the district of San Martín de Porres, Lima for approximately S/8.7 million.

(ii)	The amount for sales for the 2020 period is mainly due to the sale of a store N° 112 located in the Jr. Huallaga (Lima) building, whose sale value was S/0.08 million (disposal cost amounted to S/0.09 million).

The amount for the sales of 2019, is mainly made up of the sale of a property located in Camino Real 348, San Isidro (Lima), whose sale value was S/27.5 million (cost of disposal of the property amounted to S/6.3 million); and a property located in Manuel Maria Izaga Street, located in the province of Chiclayo, whose value was S/3.4 million (net cost of the property amounted to S/4.2 million).

(iii)	The Group’s Management has determined that the recoverable value of its investment properties is greater than their net carrying amount, with the exception of a property located in the city of Ica, for which an impairment of S/0.3 million was recorded during the year of 2019.

As of December 31, 2020, and 2019, the market value of the property amounts to approximately S/1,050.4 million and S/937.8 million, respectively; which was determined through a valuation made by an independent appraiser.

f)	The movement of the provision for sundry risks for the years ended December 31, 2020, 2019 and 2018 was as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Balance at the beginning of the year	359,853	342,350	275,841
Provision, Note 29	140,897	27,272	42,236
Increase (decrease), net	13,632	(9,769)	24,273
Balances at the end of the year	514,382	359,853	342,350

Because of the nature of its business, the Group has various pending lawsuits, which provisions are recorded when, in Management’s and its in-house legal advisors opinion, it is likely that these may result in an additional liability and such amount can be reliably estimated. Regarding lawsuits against the Group which have not been recorded as a provision, in Management’s and its in-house legal advisors opinion, they will not result in an additional liability other than those recorded previously and they will not have a material effect on the Group’s consolidated financial statements.

g)	As of December 31, 2020, the balance corresponds mainly to the payment in advance in favor of Latam Airlines Group S.A. Peru Branch for US$165.1 million, equivalent to S/597.9 million, (US$202.0 million, equivalent to S/669.4 million as of December 31, 2019) on account of the Latam Pass Miles that the Bank must acquire from January 2020. This advance made is being applied with the miles awarded to our clients for the use of Latam Pass credit cards. Customers can use these miles directly with Latam to exchange tickets, goods or services offered by them.

h)	As of December 31, 2020 and 2019, corresponds to accounts receivable and payable for the sale and purchase of financial investments negotiated during the last days of the month, which were settled during the first days of the following month.

i)	As of December 31, 2020, the balance is mainly made up of the margin call for derivatives for S/242.3 million, works for taxes for S/169.8 million, visa account for payments to establishments for S/81.1 million, taxes paid on account from third parties and other accounts receivable related to taxes for S/75.3 million, accounts receivable from deferred currency sale for S/60.2 million, dividends receivable for S/6.8 million, accounts receivable from associate for S/6.5 million, among others (as of December 31, 2019, the balance was mainly made up of margin call for derivatives for S/201.7 million, works for taxes for S/253.5 million, account receivable from deferred currency sale for S/128.8 million, taxes paid on account from third parties and other accounts receivable related to taxes for S/94.5 million, visa account for payment to establishments for S/89.1 million, dividends receivable for S/0.4 million, account receivable from an associate for S/6.8 million, among others).

j)	As of December 31, 2020, the balance corresponds mainly to accounts payable to suppliers for S/215.0 million, accounts payable to policyholders for S/91.5 million, accounts payable to intermediaries for S/87.3 million, accounts payable for the purchase of deferred foreign currency for S/65.9 million, accounts payable for premiums to the Deposit Insurance Fund for S/46.4 million, interbank operations to be settled with the BCRP for S/39.6 million, Liquidation Funds of Financiera TFC for S/12.5 million, repurchase agreements to be settled for S/9.5 million, accounts payable to an associate for S/3.9 million, among others (as of December 31, 2019, the balance corresponded mainly to accounts payable to suppliers for S/313.0 million, accounts payable to intermediaries for S/206.5 million, accounts payable to policyholders for S/108.1 million, Liquidation funds of Financiera TFC for S/104.0 million, accounts payable to an associate for S/52.0 million, interbank operations to be settled with BCRP for S/22.4 million, insurance payable on behalf of third parties for S/14.0 million and accounts payable for the purchase of deferred foreign currency for S/10.9 million, among others).

14	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Demand deposits	54,530,355	34,213,188
Saving deposits	50,069,129	35,179,770
Time deposits (c)	28,121,094	32,853,576
Severance indemnity deposits	7,736,747	7,897,199
Bank’s negotiable certificates	1,202,996	1,180,461
Total	141,660,321	111,324,194
Interest payable	705,181	681,191
Total	142,365,502	112,005,385

The Group has established a policy to remunerate demand deposits and savings accounts according to a growing interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

The increase in the balance corresponds mainly to funds disbursed by the government through the Reactiva Peru program intended for the economic reactivation of companies, funds released from the AFPs, bonds granted by the government to the natural people; and among other liquidity injection measures due to the COVID-19 crisis, see Note 2(b).

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2020	2019
	S/(000)	S/(000)
Non-interest-bearing -
In Peru	44,037,934	25,641,446
In other countries	3,585,185	2,674,724
	47,623,119	28,316,170

Interest-bearing -
In Peru	82,907,313	74,413,962
In other countries	11,129,889	8,594,062
	94,037,202	83,008,024

Total	141,660,321	111,324,194

c)	The balance of time deposits classified by maturity is as follows:

	2020	2019
	S/(000)	S/(000)
Up to 3 months	13,750,133	14,674,773
From 3 months to 1 year	6,849,436	8,975,269
From 1 to 3 years	4,143,040	6,096,891
From 3 to 5 years	473,479	819,446
More than 5 years	2,905,006	2,287,197
Total	28,121,094	32,853,576

In Management’s opinion the Group’s deposits and obligations are diversified with no significant concentrations as of December 31, 2020 and 2019.

At December 31, 2020 and 2019, of the total balance of deposits and obligations, approximately S/45,448.1 million and S/35,511.9 million, respectively, are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum amount of coverage per depositor recognized by “Fondo de Seguro de Depósitos” totaled S/101,522 and S/100,661, respectively.

As of December 31, 2020 and 2019, of the total balance of deposits and obligations, approximately 214,426.3 million Colombian pesos (equivalent to S/228.4 million) and 201,715.7 million Colombian pesos (equivalent to S/203.1 million), respectively, are secured by the Colombian “Financial Institutions Guarantee Fund” (Fogafín, for its Spanish acronym). At said dates, maximum amount of coverage per depositor recognized by “Fogafín” totaled 50,000,000.0 Colombian pesos (equivalent to S/53,250) and 50,000,000.0 Colombian pesos (equivalent to S/50,350), respectively.

15	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
International funds and others (b)	2,710,224	5,654,014
Promotional credit lines (c)	3,203,263	2,938,981
Inter-bank funds	–	205,000
	5,913,487	8,797,995
Interest payable	64,770	43,737
Total	5,978,257	8,841,732

b)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Corporación Financiera de Desarrollo (COFIDE)	624,480	406,710
Citibank N.A. (i)	362,100	662,800
The Toronto Dominion Bank	271,575	–
Banco de la Nación	260,000	–
Bank of New York Mellon (ii)	181,051	331,400
Sumitomo Mitsui Banking Corporation (iii)	181,050	984,258
Wells Fargo Bank, N.A. (iv)	181,050	730,074
Bancoldex	118,516	–
Banco BBVA Perú	107,900	85,000
Scotiabank Perú S.A.A.	100,000	100,000
Bankinter	72,420	–
Caja Municipal de Ahorro y Crédito de Arequipa S.A.	25,000	140,000
Bank of America, N.A. (v)	–	994,200
Banco de Desarrollo de America Latina - CAF (vi)	–	662,800
International Finance Corporation (IFC)	–	91,558
Standard Chartered Bank	–	86,827
Banco Internacional del Perú S.A.A. (Interbank)	–	50,000
Others less than S/49.2 millon	225,082	328,387
Total	2,710,224	5,654,014

As of December 31, 2020, the loans have maturities between January 2021 and March 2032 (between January 2020 and March 2032, as of December 31, 2019) and accrue interest in soles currency at rates that fluctuate between 0.92 percent and 4.3 percent and accrue interest in foreign currency at rates that fluctuate between 0.4 percent and 8.3 percent (between 3.17 percent and 8.67 percent and between 0.50 percent and 9.65 percent, as of December 31, 2019).

(i)	As of December 31, 2020, the balance corresponded to US$100.0 million, equivalent to S/362.1 million, (US$200.0 million, equivalent to S/662.8 million, as of December 31, 2019) is hedged by a swap of interest rate interest (IRS) for a nominal amount equal to the principal and the same maturity, note 13(b), said loan was economically converted at a fixed rate.

(ii)	As of December 31, 2020, the balance corresponded to US$50.0 million equivalent to S/181.1 million (US$100.0 million equivalent to S/331.4 million, as of December 31, 2019) is hedged by an interest rate swap (IRS) for a nominal amount equal to the principal and equal maturity, note 13(b), said loan was economically converted at a fixed rate.

(iii)	As of December 31, 2020, the balance corresponds to US$50.0 million equivalent to S/181.1 million (US$297.0 million equivalent to S/984.3 million, as of December 31, 2019) is hedged by an interest rate swap (IRS) for a nominal amount equal to the principal and equal maturity, note 13(b), said loan was economically converted at a fixed rate.

(iv)	As of December 31, 2020, the agreed loans for a total of US$190.0 were due, million (US$190.0 million equivalent to S/629.7 million, as of December 31,2019) that were hedged by interest rate swaps (IRS) for amounts nominal amounts equal to the principal and the same maturities, note 13(b), said loans were economically converted at a fixed rate.

(v)	As of December 31, 2020, the balance corresponds to US$300.0 million were due, (US$300.0 million equivalent to S/994.2 million, as of December 31, 2019) that is they were hedged by rate swaps (IRS) for nominal amounts equal to the principal and equal maturities, note 13(b), said loans were economically converted at a rate fixed.

(vi)	As of December 31, 2020, the loan amounting to US$100 million were due (US$100.0 million, equivalent to S/331.4 million, as of December 31, 2019) that remained hedged by an interest rate swap (IRS) for a nominal amount equal to the principal and same maturity, note 13(b), said loan was economically converted to a fixed rate.

Likewise, at December 31, 2020, the loan for US$100 million were due (US$ 100.0 million, equivalent to S/331.4 million, as of December 31, 2019) which was hedged by two currency swaps (CCS) whose sum of nominals was equal to the principal and equal maturity, note 13(b), said loan was economically converted to a liability with cash flows in soles and at a fixed rate in soles.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they mature between January 2021 and July 2029 and bear annual interest in soles at rates that fluctuate between 3.98 percent and 7.25 percent and interest in foreign currency 6.4 percent at December 31, 2020 (between January 2020 and July 2029 and with annual interest in soles between 4.20 percent and 7.60 percent and interest in foreign currency 7.75 percent at December 31, 2019). These credit lines are secured by a loan portfolio totaling S/3,203.3 million and S/2,939.0 million, at December 31, 2020 and December 31, 2019, respectively.

d)	The following table presents the maturities of due to banks and correspondents at December 31, 2020 and 2019 based on the period remaining to maturity:

	2020	2019
	S/(000)	S/(000)
Up to 3 months	2,343	2,062,121
From 3 months to 1 year	1,854,351	3,693,328
From 1 to 3 years	819,991	559,511
From 3 to 5 years	601,258	614,265
More than 5 years	2,635,544	1,868,770
Total	5,913,487	8,797,995

e)	As of December 31, 2020 and 2019, lines of credit granted by various local and foreign financial institutions, to be used for future operating activities total S/5,913.5 million and S/8,593.0 million, respectively.

f)	Certain debts to banks and correspondents include standard covenants addressing observance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and have been complied with at the date of the consolidated financial statements.

16	TECHNICAL RESERVES FOR INSURANCE CLAIMS AND PREMIUMS

a)	This item consists of the following:

	2020
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	1,288,056	8,784,732	10,072,788
General insurance	629,330	656,963	1,286,293
Health insurance	133,088	182,907	315,995
Total	2,050,474	9,624,602	11,675,076

	2019
	Technical reserves for claims	Technical reserves for premiums (*)	Total
	S/(000)	S/(000)	S/(000)
Life insurance	908,362	7,548,684	8,457,046
General insurance	590,588	651,129	1,241,717
Health insurance	77,278	174,192	251,470
Total	1,576,228	8,374,005	9,950,233

(*)	As of December 31, 2020, the life insurance technical reserves include the mathematical reserves of income amounting to S/6,806.1 million (S/ 5,961.0 million as of December 31, 2019).

Insurance claims reserves represent reported claims and an estimate for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims to be paid by reinsurers and co-insurers represents ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See note 9(b).

As of December 31, 2020, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/602.7 million, S/42.5 million and S/125.3 million, respectively (S/393.4 million, S/24.3 million and S/63.5 million, respectively, as of December 31, 2019).

The increase in reserves is mainly due to the mortality experienced due to COVID-19. Thus, the increase in the technical reserve for claims corresponds to the effect experienced by the business lines due to increases in the reserve amount for outstanding claims due to Overmortality and IBNR. Likewise, the increase in technical reserves for premiums is mainly due to the increase due to new sales in the Income line and in addition to the increase due to the variation in market rates of all pension lines (Income, Complementary Risk Work Insurance -SCTR for its acronym in Spanish and AFP Old Regime).

As of December 31, 2020 due to the COVID-19 pandemic, IBNR reserves were calculated in two parts: a) IBNR reserve for regular claims and b) IBNR reserve for expected excess mortality (deaths above the average number of cases months pre-pandemic). (See note 3 (e) (i)).

As of December 31, 2019 and in previous years, the differences between the estimates of the reserves for incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general and health risks, the retrospective analysis indicates that the amounts accrued are adequate and in Management’s opinion, the estimate of the reserve for IBNR is sufficient to cover any obligation as of December 31, 2020 and 2019.

In the case of Medical Assistance (AMED for its acronym in Spanish), the IBNR estimate included the estimate of regular claims and also the IBNR estimate for COVID-19 claims, which had a different frequency and cost than regular claims (See note 3 (e ) (ii)).

In general, claims reserves have been estimated using prudential criteria due to the uncertainty in the loss ratio caused by the pandemic that began in 2020.

Technical reserves include reserves for obligations for future benefits under insurance of life and personal accidents in force; and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods of related coverage.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2020 and 2019:

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	908,362	590,588	77,278	1,576,228
Gross claims, Note 26	1,383,344	326,183	281,627	1,991,154
Payments	(1,012,012)	(363,374)	(225,882)	(1,601,268)
Exchange difference	8,362	75,933	65	84,360
Ending balance	1,288,056	629,330	133,088	2,050,474

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	732,868	562,430	71,372	1,366,670
Gross claims, Note 26	1,001,671	524,142	326,980	1,852,793
Payments	(822,644)	(510,678)	(321,085)	(1,654,407)
Exchange difference	(3,533)	14,694	11	11,172
Ending balance	908,362	590,588	77,278	1,576,228

The increase in technical reserves for claims mainly corresponds to excess mortality in the Life Insurance Businesses and the provision of services for Health Insurance. The impact by business is detailed below:

Business line	IBNR Balance COVID - 19	Claims reported COVID – 19	Total Impact COVID-19
Vida Individual	S/ 7.0 MM	S/ 17.1 MM	S/ 24.1 MM
Vida Grupo	S/ 9.8 MM	S/ 9 MM	S/ 18.8 MM
Vida Ley	S/ 11.3 MM	S/ 19.4 MM	S/ 30.7 MM
Vida Crédito	S/ 21.7 MM	S/ 101.8 MM	S/ 123.5 MM
SISCO	S/ 49.0 MM	S/ 112.9 MM	S/ 161.9 MM
Asistencia Médica	S/ 24.5 MM	S/ 33.1 MM	S/ 57.6 MM
Totales	S/ 123.3 MM	S/ 293.3 MM	S/ 416.6 MM

c)	Technical reserves occurred during the years 2020 and 2019:

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	7,548,684	651,129	174,192	8,374,005
Time course expenses and others	75,115	818	–	75,933
Unearned premium and other technical reserves variation, net	1,006	(36,323)	8,501	(26,816)
Insurance subscriptions	599,149	5,941	–	605,090
Adjustment by application of market rates	263,820	–	–	263,820
Exchange difference and others	296,958	35,398	214	332,570
Ending balance	8,784,732	656,963	182,907	9,624,602

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Beginning balance	6,329,512	593,938	162,551	7,086,001
Time course expenses and others	67,989	(3,891)	–	64,098
Unearned premium and other technical reserves variation, net	(61,834)	62,862	11,685	12,713
Insurance subscriptions	604,262	8,692	–	612,954
Adjustment by application of market rates	666,556	–	–	666,556
Exchange difference and others	(57,801)	(10,472)	(44)	(68,317)
Ending balance	7,548,684	651,129	174,192	8,374,005

The increase in technical reserves for premiums is mainly due to the increase in new income sales, an increase in the adjustment of market rates of pension lines (Income, Complementary Risk Work Insurance -SCTR for its Spanish acronym and AFP Old Regime), as well as the increase in the amount of the unearned premium reserve due to an increase in the “Vida Ley” portfolio, due to the new regulation that covers from the first day of work.

As of December 31, 2020 and 2019 no additional reserves were needed as a result of the liability adequacy test. Likewise, the main assumptions to be used in response to the effects of the pandemic due to reserves for mortality claims and COVID-19 reserves are detailed on note 3 (e) (i) and 3 (e) (ii).

The main assumptions used to estimate of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves, as of those dates, are as follows:

	2020		2019
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 3.21% - 7.96% / Between 2.50% - 5.25%	SPP-S-2017 and SPP-I- 2017	Between 3.81% - 7.99% / Between 2.50% - 5.25% soles VAC
Pension insurance – Temporary Regime / SCTR (*)	–	–	B-85 and MI-85	3.00% soles VAC
Pension insurance – Definitive Regime	B-85 and MI-85	1.7% soles VAC / 3.68% nominal dollars	B-85 and MI-85	2.41% soles VAC / 4.26% nominal dollars
Pension insurance – Definitive Regime / SCTR	B-85 adjusted and MI-85	1.7% soles VAC / 3.68% nominal dollars / 5.25% soles adjusted / 3.68% dollars adjusted	B-85 adjusted and MI-85	Between 2.41%, 3.00%, soles VAC / 4.26% nominal dollars / 5.67% soles adjusted / 4.26% dollars adjusted
Pension insurance – Temporary Regime /SCTR	SPP-S-2017- and SPP-I-2017	3.648% soles VAC/3.672% soles VAC/2.734% soles VAC	SPP-S-2017- and SPP-I-2017	3.816% soles VAC/Between 0.94% -2.83% soles VAC/ 3.771% soles VAC
Pension insurance - SCTR (Longevity)	–	–	SPP-S-2017 and SPP-I-2017	Soles VAC 3.771%
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)	Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2020 and 2019, are the interest rates and the mortality tables used. The Group has evaluated the changes in its most significant reserves related to life insurance contracts included in retirement, disability and survival annuities reserves of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	2020			2019
		Variation of the reserve			Variation of the reserve
Variables	Reserve	Amount	Percentage	Reserve	Amount	Percentage
			%			%
Portfolio in S/ - Base amount	4,121,791	–	–	3,896,211	–	–
Changes in interest rates: + 100 bps	3,783,665	(338,126)	(8.20)	3,575,717	(320,494)	(8.23)
Changes in interest rates: - 100 bps	4,530,919	409,128	9.93	4,285,955	389,743	10.00
Changes in Mortality tables to 105%	4,095,670	(26,121)	(0.63)	3,872,104	(24,107)	(0.62)
Changes in Mortality tables to 95%	4,148,940	27,149	0.66	3,922,178	25,967	0.67

Portfolio in US$ - Base amount	847,563	–	–	614,766	–	–
Changes in interest rates: + 100 bps	801,574	(45,989)	(5.43)	568,767	(45,999)	(7.48)
Changes in interest rates: - 100 bps	902,102	54,539	6.43	669,412	54,646	8.89
Changes in Mortality tables to 105%	842,068	(5,495)	(0.65)	609,349	(5,417)	(0.88)
Changes in Mortality tables to 95%	853,308	5,745	0.68	620,430	5,664	0.92

17	BONDS AND NOTES ISSUED

a)	This item consists of the following:

			2020				2019
	Annual interest	Interest		Issued		Carrying		Issued		Carrying
	rate	payment	Maturity	amount		amount	Maturity	amount		amount
	%			(000)		S/(000)		(000)		S/(000)
Senior notes - BCP (i)	4.25	Semi-annual	April 2023	US$	716,301	2,552,985	April 2023	US$	716,301	2,318,975
Senior notes - BCP (ii)	From 4.65 to 4.85	Semi-annual	September 2024	S/	2,900,000	2,469,832	October 2020 / September 2024	S/	2,900,000	2,872,355
Senior notes - BCP (iii)	From 2.70 to 5.38	Semi-annual	January 2025	US$	700,000	2,453,353	September 2020 / January 2025	US$	1,074,628	3,464,199
Senior notes - Credicorp Ltd. (iv)	2.75	Semi-annual	June 2025	US$	500,000	1,737,139	–		–	–
Senior notes - BCP (v)	Libor 3M + 100 pb	Quarterly	March 2021	US$	70,000	253,412	March 2021	US$	70,000	231,738
Senior notes - BCP (vi)	0.42	Semi-annual	August 2021		¥5,000,000	175,087	August 2021		¥5,000,000	151,888
Senior notes - BCP (x)	Libor 3M + 55 pb	Quarterly	March 2022	US$	30,000	108,479	–		–	–

MMT 100 - Secured notes- CCR Inc. (vii)
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$	315,000	257,996	July 2022	US$	315,000	385,253

Corporate bonds -

Fourth program
Tenth issuance (Series A, B and C) - BCP	From 5.31 to 7.25	Semi-annual	December 2021 / November 2022	S/	550,000	527,794	December 2021/ November 2022	S/	550,000	527,868

Fifth program
Third issuance (Series C) - BCP	4.25	Semi-annual	July 2022	S/	109,310	108,980	July 2022	S/	109,310	108,821
Third issuance (Series A) - BCP	4.59	Semi-annual	July 2021	S/	70,770	69,178	July 2021	S/	70,770	63,430
Third issuance (Series D) - BCP	3.88	Semi-annual	August 2022	S/	42,660	42,456	August 2022	S/	42,660	42,337
Third issuance (Series B) - BCP	4.88	Semi-annual	October 2021	S/	42,200	42,169	October 2021	S/	42,200	29,183
First issuance (Series D) - BCP	5.91	Semi-annual	–		–	–	January 2020	S/	182,410	182,061
						790,577				953,700

			2020				2019
	Annual interest	Interest		Issued		Carrying		Issued		Carrying
	rate	payment	Maturity	amount		amount	Maturity	amount		amount
	%			(000)		S/(000)		S/(000)		S/(000)
Subordinated bonds - BCP (viii)	From 3.13 to 6.13	Semi-annual	April 2027 / July 2030	US$	1,144,700	4,028,266	April 2027	US$	720,000	2,383,860

Subordinated bonds - BCP (ix)	6.88	Semi-annual	September 2026	US$	181,505	651,176	September 2026	US$	476,120	1,549,702

Subordinated bonds -
First program
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$	60,000	217,260	November 2026	US$	60,000	198,840
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/	15,000	15,000	May 2027	S/	15,000	15,000

Second program
Second issuance (Series A) - Pacífico Seguros	4.41	Semi-annual	December 2030	US$	50,000	164,784	–		–	–
First issuance (Series A) - Mibanco	8.50	Semi-annual	May 2026	S/	100,000	100,000	May 2026	S/	100,000	99,934
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/	30,000	30,000	June 2027	S/	30,000	30,000

Third program
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs	137,200	73,546	August 2022	Bs	137,200	66,782
Issuance III - Banco de Crédito de Bolivia	6.00	Semi-annual	August 2030	Bs	100,000	53,278	–		–	–
Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs	70,000	37,295	August 2028	Bs	70,000	33,816
						691,163				444,372

Negotiable certificate of deposit - Mibanco	From 1.20 to 5.80	Annual	January 2021 / November 2024	S/	1,385	1,385	January 2020 / January 2024	S/	997	997

Subordinated negotiable certificates - BCP	Libor 3M + 279 bp	Quarterly	November 2021	US$	2,960	10,718	November 2021	US$	2,960	9,809

						16,181,568				14,766,848
Interest payable						137,839				179,515
Total						16,319,407				14,946,363

During the first quarter of 2018, in accordance with the risk exposure strategy of the interest rate, the Group discontinued the fair value hedge of certain bonds, issued in U.S. Dollars at a fixed rate, through the liquidation of the IRS. The accumulated profit of the fair value of these bonds at the time of the liquidation of the derivatives amounted to US$22.0 million (equivalent to S/71.7 million), recorded in the liability, which has been transferred to the consolidated statement of income up to the date of maturity of said bonds. As of December 31, 2020, the liability amounts to US$2.6 million, equivalent to S/9.4 million, (US$8.7 million, equivalent to S/28.8 million, as of December 31, 2019). The amount recorded in the consolidated statement of income during the year 2020 amounts to US$6.1 million, equivalent to S/21.2 million (US$7.8 million, equivalent to S/26.0 million, during the year 2019).

(i)	The Bank can redeem the total or part of the notes in any time, having as a penalty an interest rate equal to the Treasury of the United States of America’s rate plus 50 basis point. The payment of principal will take place on the due date of the notes or when the Bank redeems these notes.

(ii)	In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the S/2,000 million issued in October of 2017, managing to repurchase S/291.2 million and exchanging S/1,308.8 million with new senior notes, at market rates, whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to S/400.0 million, which was fully redeemed in October 2020.

At the same date, the Bank issued senior notes for approximately S/2,500.0 million (this amount includes the S/1,308.8 million of the exchange mentioned in the paragraph before). The Bank can redeem the whole or part of the senior notes between October 17, 2021 and August 16, 2024, at a redemption price equal to or greater than: (i) 100 percent of the aggregate principal amount of the notes, and (ii) the sum of the present value of cash flows discounted at interest rate equivalent to sovereign bonds issued by the government of Perú or other comparable titles plus 25 basis points. As of August 17, 2024, the Bank may redeem all or part of the senior notes at a redemption price equal to 100 percent of the aggregate amount of the principal to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes

(iii)	In September 2019, the Bank announced a repurchase offer and propose an exchange to the holders of senior notes of the US$ 800.0 million issued in September of 2010, managing to repurchase US$ 220.3 million and exchanging US$ 205.0 million with new senior notes, at market rates , whose terms and conditions are very similar to the previous issue. At the end of said offer, the Bank keeps a notional value payable amounting to US$374.6 million, which matured in September 2020.

In the same way, in September 2019, the Bank issued senior notes of approximately US$700 million (that amount includes the US$205.0 million of the exchange mentioned in the paragraph before). The Bank can redeem all or part of the notes at any date, between October 11, 2021 and December 10, 2024, at a redemption price equal to or greater than : (i) 100 percent of the aggregate principal amount of the notes to be redeemed; and (ii) the sum of the present value of each remaining scheduled payment discounted at interest rate equal to the Treasury of the United States of America’s rate plus 20 basis points. From December 11, 2024 onwards, the Bank can redeem the total or part of the notes to a redemption price equal to 100 percent of the aggregate principal amount of the notes to be redeemed.

The payment of principal will take place on the due date or when the Bank redeems the notes.

At December 31, 2020, the Bank maintains a CCS which was designated as cash flows hedges of a part of senior notes in U.S dollars subject to exchange rate risk for a notional amount of US$50.0 million, equivalent to S/181.1 million (US$50.0 million equivalent to S/165.7 million, as of December 31, 2019), see note 13(b). By means of the CCS, the cover part of senior notes was economically converted to soles.

(iv)	In June 2020, Credicorp Ltd. issued Senior Notes for approximately US$500.0 million, equivalent to S/1,810.5 million as of December 31, 2020 at fixed interest rate, whose maturity date is on June 17, 2025.

These Senior Notes can redeem the whole or part mainly by the following ways (i) at any time prior to May 17, 2025, make whole or partial call, at Treasury plus 40 basis points, and (ii) at any time on or after May 17, 2025, at par value.

The payment of principal will take place on the due date or when Credicorp Ltd. redeems the notes.

In December 2020, the Group designated as a hedge of a net investment of a foreign operation a portion of these bonds issued for approximately US$135.4 million, equivalent to S/490.3 million, which hedges by the same amount the exposure of the net investment in the subsidiary Atlantic Security Holding Corporation (ASHC), established in Cayman Islands and whose functional currency is the US dollar, see note 34.2(b)(ii). This hedge covers the fluctuation in the exchange rate risk associated with the conversion of the net investment held in ASHC to the Group’s functional currency (Soles).

(v)	In February of 2019, the Bank issued Senior Notes for approximately US$70.0 million, equivalent to S/253.5 million as of December 31, 2020 (US$70.0 million equivalent to S/232.0 million as of December 31, 2019) at variable rate, whose maturity date is on March 5, 2021.

At December 31, 2020, the cash flows of these Senior Notes maintained covered by an IRS designated as cash flows hedge, for a notional amount of US$70.0 million, equivalent to S/253.5 million (US$70.0 million equivalent to S/232.0 million as of December 31, 2019), see note 13(b). By means of the IRS, the note was economically converted to a fixed interest rate.

(vi)	In July of 2019, the Bank issued Senior Notes for approximately JPY5,000.0 million, equivalent to S/175.3 million as of December 31, 2020 (JPY5,000.0 million, equivalent to S/152.5 million as of December 31, 2019) at fixed interest rate, whose maturity date is on August 2, 2021.

At December 31, 2020, the cash flows of the notes issued in yen subject to exchange rate risk have been hedged through a CCS designated as a cash flow hedge, for a notional amount of JPY 5,000.0 million, equivalent to S/175.3 million (JPY5,000.0 million, equivalent to S/152.5 million as of December 31, 2019), see note 13(b). By means of the CCS, the note was economically converted to soles.

(vii)	This issue is guaranteed by the future collection of electronic payment orders sent to BCP (including foreign branches) through the Society Worldwide Interbank Financial Telecommunications, through which the correspondent bank uses the network to places orders of payment to beneficiary that is not a financial institution.

(viii)	The Bank as of the year of 2022 will pay a three-month Libor plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank can redeem the whole or part of the bonds having a penalty of an interest rate equal to the Treasury of United States of América’s rate plus 50 basis points. Also, as of April 25, 2022 or at any date after interest payment, the Bank can redeem all or part of the bonds without penalty. Payment of the principal will take place on the due date of the bonds or when the Bank redeems them.

In July 2020, The Bank repurchased US$294.6 million from the total US$476.1 million outstanding amount of “6.875% Fixed- to-Floating Rate Subordinated Notes due 2026”. Also, the Bank repurchased US$224.9 and exchanged US$200.4 million from the total US$720 million outstanding amount of “6.125% Fixed-to-Floating Rate Subordinated Notes due 2027”

Also, on July 1, 2020, the Bank issued Subordinated Notes under the Medium-Term Bond Program for a total amount of US$850.0 million at a semi-annual coupon rate of 3.125 percent maturing in July 2030 under the name of “3.125% Subordinated Fixed-to-Fixed Rate Notes due 2030 (Callable 2025)”. On July 1, 2025, the Bank may redeem all or part of the notes at a redemption price equal to 100% of the aggregate amount of the principal of the notes to be redeemed. From now on, the Bank may redeem all or part of the notes at a redemption price equal to the higher of (1) 100% of the principal amount of the notes and (2) the sum of the remaining cashflows discounted at a rate equivalent to the US Treasury interest rate plus 45 basis points. The payment of principal will take place on the due date or when the Bank redeems the notes.

(ix)	The Bank as of September 16, 2021, will pay a three-month Libor plus 770.8 basis points. Between the dates of September 16, 2016 and September 15, 2021, the Bank can redeem the whole or part of the bonds, having a penalty of an interest rate equal to the Treasury of United States of America´s rate plus 50 basis point. Also, as of September 16, 2021 or at any time after at the payment of interests, the Bank can redeem the whole or part of the bonds without penalties. The payment of the principal amount will take place on due date or in the redemptions of them.

(x)	At December 31, 2020, the Group maintains an IRS for a notional amount of US$30.0 million, equivalent to S/108.6 million, see note 13(b), which was designated as cash flows hedge of a corporate bond issued in US dollar at a variable rate. By means of the IRS, this bond was economically converted to a fixed interest rate.

b)	The table below shows the bonds and notes issued, classified by maturity, without accrued interests:

	2020	2019
	S/(000)	S/(000)
Up to 3 months	291,866	182,365
From 3 months to 1 year	547,325	1,739,358
From 1 to 3 years	3,294,335	1,438,732
From 3 to 5 years	6,714,223	4,863,708
More than 5 years	5,333,819	6,542,685
Total	16,181,568	14,766,848

18	EQUITY

a)	Capital stock -

As of December 31, 2020, 2019 and 2018 a total of 94,382,317 shares have been issued at US$5 per share.

b)	Treasury stock -

We present below the stocks of Credicorp Ltd., that the entities of the Group maintain as of December 31, 2020, 2019 and 2018:

	Number of shares
As of December 31, 2020	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	159,339	159,339
Grupo Crédito	–	32,512	32,512
Pacífico Seguros	–	29,845	29,845
Credicorp Capital Servicios Financieros	–	17,598	17,598
Mibanco	–	14,872	14,872
Atlantic Security Bank	–	11,434	11,434
Prima AFP	–	7,664	7,664
Other minors	–	20,624	20,624
	14,620,846	293,888	14,914,734

	Number of shares
As of December 31, 2019	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	134,169	134,169
Pacífico Seguros	–	29,539	29,539
Credicorp Capital Servicios Financieros	–	13,830	13,830
Mibanco	–	9,060	9,060
Credicorp Perú	–	21,695	21,695
Credicorp Capital limited	–	9,518	9,518
Prima AFP	–	6,397	6,397
Other minors	4,387	22,723	27,110
	14,625,233	246,931	14,872,164

	Number of shares
As of December 31, 2018	Shares of the Group	Shared-based payment (*)	Total
Atlantic Security Holding Corporation	14,620,846	–	14,620,846
BCP	–	162,286	162,286
Pacífico Seguros	–	33,794	33,794
Credicorp Capital Servicios Financieros	–	8,546	8,546
Mibanco	–	9,934	9,934
Credicorp Perú	–	13,113	13,113
Prima AFP	–	6,979	6,979
Other minors	1,880	25,896	27,776
	14,622,726	260,548	14,883,274

(*) Corresponds to treasury stock that were granted to employees and senior management, for which they have the right to vote. These stocks are not vested at said dates, see Note 20.

During 2020, 2019 and 2018, the Group purchased 240,151, 129,807 and 133,750 shares of Credicorp Ltd., respectively, for a total of US$44.4 million (equivalent to S/151.9 million), US$31.0 million (equivalent to S/103.2 million) and US$29.3 million (equivalent to a S/95.4 million), respectively.

c)	Reserves -

Certain Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and the country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. As of December 31, 2020, 2019 and 2018, the balance of this reserves amounts approximately to S/6,990.1 million, S/6,236.5 million and S/5,179 million, respectively.

At the Board meetings held on February 27, 2020, February 27, 2019 and February 28, 2018, the decision was made to transfer from “Retained earnings” to “Reserves” S/1,977.1 million, S/1,858.8 million and S/2,933.6 million, respectively.

“Other reserves” include unrealized gains (losses) on fair value of investments through other comprehensive income (available-for-sale investments under IAS 39, as of December 31, 2017) and on cash flow hedges derivative instruments, net of deferred income tax and non-controlling interest. Movement was as follows:

	Other reserves:
	Instruments that will not be reclassifed to profit or loss	Instruments that will be reclassified to consolidated statement of income
	Equity instruments at fair value	Debt instruments at fair value	Reserve for cash flow hedges	Insurance reserves	Foreign currency translation reserve	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2018	431,711	853,747	(32,781)	–	(16,041)	1,236,636
Increase (decrease) in net unrealized gains on investments	20,840	(583,385)	–	–	–	(562,545)
Transfer of net realized gains on investments to profit or loss	–	(38,983)	–	–	–	(38,983)
Transfer of the impairment credit loss on investments to profit or loss, Note 24	–	(1,909)	–	–	–	(1,909)
Change in net unrealized gain on cash flow hedges derivatives	–	–	73,263	–	–	73,263
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	(43,643)	–	–	(43,643)
Foreign exchange translation	–	–	–	–	45,634	45,634
Balance as of December 31, 2018	452,551	229,470	(3,161)	–	29,593	708,453
Increase in net unrealized gains on investments	97,514	606,276	–	–	–	703,790
Transfer of net realized loss on investments to profit or loss	–	420,987	–	–	–	420,987
Transfer of recovery of credit loss of investments to profit or loss, Note 24	–	(745)	–	–	–	(745)
Change in net unrealized gain on cash flow hedges derivatives	–	–	(62,002)	–	–	(62,002)
Transfer of net realized gain on cash flow hedges derivatives to profit or loss	–	–	35,059	–	–	35,059
Other reserves	–	–	–	(658,491)	–	(658,491)
Foreign exchange translation	–	–	–	–	(58,862)	(58,862)
Balance as of December 31, 2019	550,065	1,255,988	(30,104)	(658,491)	(29,269)	1,088,189
Increase in net unrealized gains on investments	76,849	196,152	–	–	–	273,001
Transfer of net realized loss on investments to profit or loss	–	440,416	–	–	–	440,416
Transfer of recovery of credit loss of investments to profit or loss, Note 24	–	52,263	–	–	–	52,263
Change in net unrealized loss on cash flow hedges derivatives	–	–	(68,001)	–	–	(68,001)
Transfer of net realized losses on cash flow hedges derivatives to profit or loss	–	–	55,784	–	–	55,784
Other reserves	–	–	–	(234,107)	–	(234,107)
Foreign exchange translation	–	–	–	–	259,572	259,572
Net movement in hedges of net investments in foreign businesses	–	–	–	–	(1,219)	(1,219)
Balance as of December 31, 2020	626,914	1,944,819	(42,321)	(892,598)	229,084	1,865,898

d)	Components of other comprehensive income -

The movement of the item is as follows:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
To be reclassified to the consolidated statement of income in later periods
Net unrealized (gain) loss	196,152	606,276	(583,385)
Transfer of net realized loss (gain) to profit or loss	440,416	420,987	(38,983)
Transfer of recovery of credit loss to profit or loss	52,263	(745)	(1,909)
Sub total	688,831	1,026,518	(624,277)
Non-controlling interest	13,814	16,082	(6,397)
Income tax	11,717	22,259	(11,831)
	714,362	1,064,859	(642,505)

Cash flow hedge:
Net (losses) gains on cash flow hedges	(68,001)	(62,002)	73,263

Transfer of net realized losses (gains) on cash flow hedges derivatives to profit or loss	55,784	35,059	(43,643)
Sub total	(12,217)	(26,943)	29,620
Non-controlling interest	(252)	(618)	679
Income tax	(3,933)	(10,290)	10,942
	(16,402)	(37,851)	41,241

Other reserves:
Insurances reserves	(234,107)	(658,491)	–
Non-controlling interest	(2,867)	(8,065)	–
Income tax	(26,846)	–	–
	(263,820)	(666,556)	–

Foreign exchange traslation:
Exchange gains or losses	259,572	(58,862)	45,634

Net movement in hedges of net investments in foreign businesses	(1,219)	–	–
Sub total	258,353	(58,862)	45,634
Non-controlling interest	(1,301)	539	21
	257,052	(58,323)	45,655

Not to be reclassified to the consolidated statement of income in later periods:
Equity instruments at fair value through other comprehensive income -
Net unrealized gains	76,849	97,514	20,840
Non-controlling interest	(165)	(3)	(37)
Income tax	(3,414)	(5,999)	168
	73,270	91,512	20,971

Attributable to:
Credicorp’s equity holders	777,709	379,736	(528,183)
Non-controlling interest	9,229	7,935	(5,734)
	786,938	387,671	(533,917)

e)	Dividend distribution –

The chart below shows the distribution of dividends agreed by the Board of Directors :

	2020	2019	2018
Date of Meeting - Board of Directors	27.02.2020	27.02.2019	28.02.2018
Dividends distribution, net of treasury shares effect (in thousands of soles)	2,392,844	1,595,229	1,130,427
Payment of dividends per share (in soles)	30.0000	20.0000	14.1726
Date of dividends payout	08.05.2020	10.05.2019	11.05.2018
Exchange rate published by the SBS	3.4081	3.3150	3.2929
Dividends payout (equivalent in thousands of US$)	702,105	481,215	343,292

In the Board of Directors held in September 25, 2019, they agreed an additional dividend payment, net of the effect of treasury stock, for approximately S/638.1 million from the retain earnings and reserves. Said dividends have been paid in November 22, 2019.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. As of December 31, 2020, 2019 and 2018 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax.

f)	Regulatory capital -

As of December 31, 2020 and 2019, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/28,969.3 million and S/25,732 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/7,973.9 million and S/4,151.6 million, respectively, the minimum regulatory capital required by the SBS.

19	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

The income tax rate in Peru as of December 31, 2020, 2019 and 2018 was 29.5 percent of the taxable income after calculating the worker’s participation, which is determined using a rate of 5.0 percent.

Through Legislative Decree No. 1471 issued under the scope of Law No. 31011, a rule that delegated various legislative powers to the Executive Branch and in force as of April 30, 2020, it is exceptionally provided that taxpayers who generate business income may alternatively to the procedure described in article 85° of the Income Tax Law, choose to modify or suspend their payments on account for the months of April, May, June and/or July of the taxable year 2020 in order to assist with the economic reactivation as a result of the Coronavirus pandemic.

As a procedure, it was established that the net income obtained in each month 2020 should be compared with those obtained in the same month of the year 2019. In this sense, the following scenarios and effects of such comparison could occur:

- If they decrease by more than 30%, the suspension is applied.

- If they decrease up to 30%, it will be multiplied by a factor of 0.5846.

In this regard, Banco de Crédito del Perú accepted the modification of the coefficient of the payment on account for the months of April, May and July of 2020 due to the decrease in its net income compared to the previous year, in 8.17%, 23.97% and 15.19%, respectively.

Likewise, Mibanco accepted the modification of the coefficient of payment on account for the months of May, June and July 2020 due to the decrease in its net income compared to the previous year, by 11.57%, 8.73 and 21.95%, respectively.

The income tax rate in Bolivia is 25.0 percent as of December 31, 2020, 2019 and 2018. Financial entities have an additional rate if the ROE exceeds 6.0 percent; in that case, they must consider an additional 25.0 percent, with which the rate would be 50.0 percent.

In the case of Chile, for the period 2019 and 2018 there were two tax regimes: partially integrated regime and attributed regime. Credicorp Capital Holding Chile and all their Subsidiaries was taxed under the partially integrated regime, whose first category income tax rate for domiciled legal entities was 27.0 percent for both periods.

With the change in tax legislation of Chile in 2020, two new regimes currently in force are established: the general regime and the Pro-SME regime, for smaller companies. Credicorp Capital Holding Chile, like all its subsidiaries, is taxed under the general tax regime, whose first category income tax rate for domiciled legal entities remains at 27.0 percent as of December 31, 2020 and for future periods.

On the other hand, individuals or legal entities not domiciled in Chile will be subject to a tax called “Additional income tax” whose rates are between 4.0 percent and 35.0 percent, depending on the nature of the income. Additionally, Chile has signed treaties to avoid double taxation with different countries so certain income could be released from withholding tax or for the use of reduced rates.

In the case of Colombia, the income tax rate for 2018 was 33.0 percent on taxable income, plus a 4.0 percent surcharge for all entities (whose tax base is taxable income minus $800.0 million of Colombian pesos). For the year of 2019, under the law called “Financing Law” N° 1943 dated December 28, 2018, the income tax rate of 33.0 percent was established without surcharge for all entities. For the year of 2020, under the law N° 2010 issued on December 27, 2019, the tax rates are as follows:

Taxable year	Rate	Additional rate (surcharge) (*)
2020	32	4
2021	31	3
2022	30	3
As of 2023	30	–

(*)	The additional rate (surcharge) will be applicable only to financial entities, that in the corresponding taxable year have a taxable income equal or greater than 120,000 Tax Value Unit (“UVT” from its Spanish acronym), which as of December 31, 2020 is equivalent to a total of S/4.5 million; in that sense, Credicorp Capital Colombia, Credicorp Capital Fiduciaria and Banco de la Microempresa de Colombia (before Banco Compartir) must pay the income tax taking into account the aforementioned.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2020, 2019 and 2018, no taxable income was generated from the operations in the United States of America.

The reconciliation of the statutory income tax rate to the effective tax rate for the Group is as follows:

	2020		2019		2018
	In millions	%	In millions	%	In millions	%
Theoretical tax and income tax rate in Perú	(66.1)	(29.50)	(1,764.0)	(29.50)	(1,649.8)	(29.50)
Increase (decrease) in the statutory tax rate due to:
(i) Increase (decrease) due to the profit of subsidiaries not domiciled in Perú	50.1	22.36	49.9	–	41.9	–
(ii) Provision tax on dividends	(44.6)	(19.91)	(142.7)	–	(46.8)	–
(iii) Non-taxable income, net	117.3	52.32	233.8	3.91	133.7	2.39
(iv) Change in estimate of deferred tax rate, net (Banco de Crédito de Bolivia)	53.3	23.80	–	–	–	–
Income tax and effective income tax rate	110.0	49.06	(1,623.0)	(25.59)	(1,521.0)	(27.11)

b)	Income tax expense for the years ended December 31, 2020, 2019 and 2018 comprises:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Current -
In Peru	926,361	1,469,497	1,315,896
In other countries	110,973	206,120	113,912
	1,037,334	1,675,617	1,429,808

Deferred -
In Peru	(927,130)	(30,862)	87,952
In other countries	(220,181)	(21,573)	3,149
	(1,147,311)	(52,435)	91,101
Total	(109,977)	1,623,182	1,520,909

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

The variation in the income tax expense and the deferred is mainly due to the increase in pproximately S/725.0 million as of December 31, 2020 because of the increase of the allowance of loan losses. Also, the increased of the recognition of a lower deduction for S/68.0 million as of December 31, 2020 in relation to intangible assets since there is a lower number of activated projects at the end of said period.

c)	The following table presents a summary of the Group’s deferred income tax:

	2020	2019
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses for loan portfolio	1,738,240	699,970
Freezing credits (zero rate) and FAE funds	45,317	–
Provision for profit sharing	40,648	57,351
Carry forward tax losses	34,972	4,773
Provision for pending vacations	25,994	24,378
Provision for sundry expenses and risks	24,972	35,056
Depreciation of improvements for leased premises	24,945	19,005
Provision of interest on overdue refinanced loans	24,254	–
Unrealized losses due to valuation of investments at fair value through other comprehensive income	21,062	632
Provision of Stock awards	15,325	2,233
Unrealized loss in valuation on cash flow hedge derivatives	999	14,992
Others	83,717	50,403

Deferred liability
Intangibles, net	(219,980)	(223,101)
Buildings depreciation	(65,052)	(66,818)
Adjustment for difference in exchange of SUNAT and SBS	(28,424)	(30,846)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(28,377)	(12,387)
Deferred acquisitions costs - DAC	(14,705)	(17,578)
Unrealized gain from valuation of fair value hedging derivatives	(13,714)	(9,451)
Buildings revaluation	(4,234)	(4,795)
Unrealized gain in valuation on cash flow hedge derivatives	(3,974)	(2,021)
Fluctuation of the fair value of the covered bonds	(1,707)	(7,971)
Others	(6,623)	(12,977)
Total	1,693,655	520,848

	2020	2019
	S/(000)	S/(000)
Deferred income tax liability, net
Deferred asset
Unrealized losses due to valuation of investments at fair value through other comprehensive income	20,488	6,229
Carry forward tax losses	19,443	14,309
Provision for sundry expenses and risks	18,634	5,313
Deferred income due to commission	9,021	8,138
Allowance for loan losses for insurance	–	6,945
Provision for profit sharing	4,041	8,562
Others	21,514	19,351

Deferred liability
Intangibles, net	(41,491)	(50,048)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Unrealized gain due to valuation of investments at fair value through other comprehensive income	(36,796)	(34,054)
Deferred acquisitions costs - DAC	(26,616)	(27,925)
Technical reserves for premiums	–	(23,180)
Catastrophic insurance reserve	(10,682)	(9,776)
Leasing operations related to loans	(3,595)	(3,810)
Buildings revaluation	(3,558)	(3,463)
Others	(36,417)	(11,280)
Total	(105,529)	(134,204)

As of December 31, 2020 and 2019, the Group has recorded a deferred liability of deferred income tax of S/26.6 million for both periods corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

As of December 31, 2018, the Group has recorded a deferred liability of deferred income tax of S/ 5.3 million, corresponding to unrealized gains and losses generated by investments at fair value through other comprehensive income and cash flow hedges derivatives.

d)	The Peruvian Tax Authority has the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú S.A.	2016 to 2020
Mibanco, Banco de la Microempresa S.A.	2016 to 2020
Prima AFP S.A	2016 to 2020
Pacífico Compañía de Seguros y Reaseguros	2017 to 2020
Pacífico Peruano Suiza	2017

On September 11, 2019 and December 12, 2019, the Tax Authority began the audit process of the affidavit of income tax of the third category of the periods 2014 and 2015, respectively, of Banco de Crédito del Perú, a process that is still in process. Likewise, on December 10, 2019, the Tax Administration notified the Determination resolution, thus ending the inspection process of the declaration of the Income tax for fiscal year 2013 in which a lower income tax payment was determined rent.

It is important to mentioned that the Peruvian Tax Authority is auditing the Income Tax declaration of 2015 of Mibanco and the Income Tax declaration of 2016 of Pacifico Compañía de Seguros y Reaseguros and Pacífico Vida.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax calculated by the subsidiaries located in said countries in the previous 8 years, 3 years and 3 years, respectively, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2012, 2014, 2015 to 2020
Credicorp Capital Colombia	2016, 2017, 2018 to 2020
Credicorp Capital Holding Chile	2020

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2020 and 2019.

20	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which depend on the country of residence and the annual compensation of the employee.

As of December 31, 2020, 2019 and 2018, the Group has granted 176,212, 116,594 and 119,840 Credicorp shares, of which 293,888, 246,931 and 260,548 shares not vested as of December 31, 2020, 2019 and 2018, respectively. During those years, the recorded expense amounted to approximately S/ 103.6 million, S/ 120.1 million and S/ 106.9 million, respectively, see Note 27.

21	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2020	2019
	S/(000)	S/(000)
Contingent credits – indirect loans (b)
Guarantees and standby letters	18,562,120	18,894,456
Import and export letters of credit	2,411,690	2,186,579
Sub-total, Note 7(b)	20,973,810	21,081,035

Responsibilities under credit line agreements (c)	86,074,859	75,615,563
Total	107,048,669	96,696,598

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in note 13(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit include consumer loans and other consumer loan facilities (credit card receivables) granted to customers and are cancelable upon related notice to the customer.

22	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	10,027,834	10,664,519	10,041,097
Interest on investments at fair value through other comprehensive income	1,097,952	1,070,469	954,288
Interest on investments at amortized cost	226,516	194,803	211,102
Interest on due from banks (*)	74,813	320,713	159,381
Interest on investments at fair value through profit or loss	47,696	46,170	87,409
Dividends received	25,603	25,259	24,390
Other interest and similar income	47,234	59,731	44,967
Total	11,547,648	12,381,664	11,522,634

Interest and similar expense
Interest on deposits and obligations	(1,188,335)	(1,458,910)	(1,202,025)
Interest on bonds and notes issued	(883,913)	(900,172)	(911,006)
Interest on due to banks and correspondents	(557,141)	(590,908)	(623,001)
Deposit Insurance Fund	(183,132)	(151,626)	(140,184)
Interest on lease liabilities	(32,295)	(36,484)	–
Other interest and similar expense	(131,490)	(151,813)	(157,313)
Total	(2,976,306)	(3,289,913)	(3,033,529)

(*) As of December 31, 2020, the item suffered a decrease that is mainly due to a significant drop in the interest rate paid by the BCR to the ordinary reserve accounts. See note 4.

23	COMMISSIONS AND FEES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Maintenance of accounts, transfers and credit and debit card services	1,125,432	1,326,344	1,214,365
Funds and equity management	684,308	676,456	644,038
Contingent loans and foreign trade fees	372,586	372,647	360,798
Commissions for banking services	263,298	282,593	270,784
Collection services	90,456	131,502	234,754
Commissions for consulting and technical studies	57,949	84,725	76,557
Penalty commissions	53,859	84,757	71,049
Commissions for salary advance and payment of services	34,766	49,998	50,456
Brokerage, securities and custody services	35,565	95,207	108,333
Others (i)	194,559	128,552	95,723
Total	2,912,778	3,232,781	3,126,857

The main variations in the commissions and fees corresponding the period 2020 compared to the period 2019 are mainly due to lower numbers of banking operations as a product of less dynamism of the economy as a consequence of the COVID-19, see Note 2(b).

(i) The increase corresponds mainly to the S/47,676M increase in revenue in the Recharge and Paypal businesses.

24	NET GAIN ON SECURITIES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Net gain on investments at fair value through other comprehensive income	291,944	317,862	135,253
Net gain in associates (i)	64,672	79,844	72,254
Net gain on financial assets at fair value through profit or loss (ii)	221,060	147,582	33,333
(Provision) recovery of credit loss for investments at fair value through other comprehensive income (iii), Note 6(b)	(52,263)	745	1,909
Others	(2,331)	781	80
Total	523,082	546,814	242,829

(i)	It mainly includes the gain of its associated “Entidad Prestadora de Salud” for approximately S/60.0 million during the year 2020 (S/53.6 million during the year 2019).

(ii)	The variation is due to the result obtained mainly from the following subsidiaries:

–	Atlantic Security Bank (ASB) obtained a net profit for approximately S/141.7 million, which corresponds mainly to the unrealized profit from the Royalty Pharma plc’s shares (see Note 6(a)(v)) (during 2019, net profit for approximately S/51.2 million).

–	Credicorp Capital Colombia S.A. obtained a net profit for approximately S/93.1 million (during 2019, net profit for approximately S/32.0 million).

–	Atlantic Security Private Equity General Partner obtained a net loss for approximately S/47.0 million corresponding to unrealized losses from the Carlyle Peru Fund L.P. investment funds (during 2019, net profit for approximately S/13.1 million).

–	Banco de Crédito del Perú obtained a net loss for approximately S/18.4 million, mainly due to realized losses (during 2019, net profit for approximately S/1.1 million).

(iii)	The balance includes provisions recorded mainly by the following subsidiaries during 2020: (i) S/28.8 million by Pacífico Seguros, mainly from securitization instruments issued by Compañía de Turismo La Paz S.A.C. and Peruvian corporate bonds issued by Rutas de Lima S.A.C., (ii) S/10.7 million by Banco de Crédito del Perú, mainly from Peruvian corporate bonds from the mining sector, and (iii) S/8.9 million by Banco de Crédito de Bolivia (BCB). The higher provision compared to year 2019 is mainly due to the impact of COVID-19. See more details of the impact of COVID-19 in Note 2(b).

25	NET PREMIUMS EARNED

a)	This item consists of the following:

	Gross written premiums	Technical reserve adjustment	Total gross written premiums (*)	Premiums ceded to reinsurers and co-insurers, net (**)	Results of financial assets designated at fair value through profit and loss, Note 8	Total Net premiums earned
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2020
Life insurance	2,036,713	(754,480)	1,282,233	(115,347)	115,627	1,282,513
Health insurance	584,068	(22,366)	561,702	(12,309)	–	549,393
General insurance	1,021,136	(4,614)	1,016,522	(420,368)	–	596,154
Total	3,641,917	(781,460)	2,860,457	(548,024)	115,627	2,428,060

2019
Life insurance	1,984,279	(738,421)	1,245,858	(119,310)	93,664	1,220,212
Health insurance	571,006	(22,843)	548,163	(12,828)	–	535,335
General insurance	1,051,489	14,229	1,065,718	(427,022)	–	638,696
Total	3,606,774	(747,035)	2,859,739	(559,160)	93,664	2,394,243

2018
Life insurance	1,821,867	(677,708)	1,144,159	(116,043)	(53,935)	974,181
Health insurance	554,517	(18,383)	536,134	(10,257)	–	525,877
General insurance	984,820	(52,051)	932,769	(371,346)	–	561,423
Total	3,361,204	(748,142)	2,613,062	(497,646)	(53,935)	2,061,481

(*)	This item includes earned premiums, reinsurance premiums accepted and coinsurance premiums accepted and received.

(**)	“Premiums ceded to reinsurers and coinsurers, net” include:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(244,112)	(254,839)	(243,427)
Premiums ceded for facultative contracts, Note 9(b)	(327,098)	(289,386)	(288,928)
Annual variation of reserve risk in progress of premiums ceded, Note 9(b)	23,186	(14,935)	34,709
	(548,024)	(559,160)	(497,646)

b)	Gross written premiums by insurance type are described below:

	2020		2019		2018
	S/(000)%		S/(000)%		S/(000)%
Life insurance (i)	1,282,233	44.83	1,245,858	43.57	1,144,159	43.79
Health insurance (ii)	561,702	19.64	548,163	19.17	536,134	20.53
General insurance (iii)	1,016,522	35.53	1,065,718	37.26	932,769	35.68
Total	2,860,457	100.00	2,859,739	100.00	2,613,062	100.00

(i)	The breakdown of life insurance gross written premiums is as follows:

	2020		2019		2018
	S/(000)%		S/(000)%		S/(000)%
Credit life	582,064	45.39	536,091	43.03	507,496	44.36
Disability and survival (*)	458,653	35.77	470,066	37.73	272,144	23.79
Individual life (**)	46,391	3.62	60,705	4.87	203,662	17.80
Group life	129,315	10.09	128,656	10.33	113,273	9.90
Annuities	65,810	5.13	50,340	4.04	47,584	4.15
Total	1,282,233	100.00	1,245,858	100.00	1,144,159	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(**)	Individual life insurance premiums include Investment Link insurance contracts.

(ii)	Health insurance gross written premiums after adjustments include medical assistance which amounts to S/ 483.1 million as of December 31, 2020 (S/ 464.7 and S/ 420.5 million as of December 31, 2019 and 2018, respectively) and represents 86.01 percent of this line of business as of December 31, 2020 (84.78 and 78.44 percent as of December 31, 2019 and 2018,respectively).

(iii)	General insurance gross written premiums consist of the following:

	2020		2019		2018
	S/(000)%		S/(000)%		S/(000)%
Automobile	339,306	33.38	357,796	33.57	340,236	36.48
Fire and allied lines	271,380	26.70	293,392	27.53	248,832	26.68
Theft and robbery	88,751	8.73	110,395	10.36	91,369	9.80
Technical lines (*)	59,370	5.84	70,364	6.60	64,141	6.88
Third party liability	62,080	6.11	50,024	4.69	49,421	5.30
Transport	42,758	4.21	44,368	4.16	49,441	5.30
SOAT (Mandatory automobile line)	32,934	3.24	41,068	3.85	32,015	3.43
Marine Hull	23,091	2.27	27,005	2.53	27,394	2.94
Aviation	37,366	3.68	42,191	3.96	16,173	1.73
Others	59,486	5.84	29,115	2.75	13,747	1.46
Total	1,016,522	100.00	1,065,718	100.00	932,769	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

26	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2020
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	1,383,344	326,183	281,627	1,991,154
Ceded claims, Note 9(b)	(138,573)	(131,444)	(13,024)	(283,041)
Net insurance claims	1,244,771	194,739	268,603	1,708,113

	2019
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims, Note 16(b)	1,001,671	524,142	326,980	1,852,793
Ceded claims, Note 9(b)	(100,432)	(208,761)	(12,182)	(321,375)
Net insurance claims	901,239	315,381	314,798	1,531,418

	2018
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Gross claims	737,982	535,003	307,182	1,580,167
Ceded claims, Note 9(b)	(101,115)	(257,072)	(9,782)	(367,969)
Net insurance claims	636,867	277,931	297,400	1,212,198

As of December 31, 2020 the net insurances claims for general insurance had a reduction mainly because of confinement dictated by the Government in the previous months of the year of 2020, see Note 2(b). Among the most affected branches are vehicle insurance, Mandatory Traffic Accident Insurance (“SOAT” by its acronym in Spanish) and personal accidents. Likewise, the increase in net insurances claims for Life Insurances was mainly due to the impact of COVID-19.

27	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Salaries	1,959,399	1,816,939	1,738,913
Vacations, medical assistance and others	286,129	360,334	336,609
Bonuses	271,712	264,171	248,704
Social security	209,782	200,935	184,489
Additional participation	165,859	243,787	233,146
Workers’ profit sharing	164,716	252,850	228,786
Severance indemnities	151,725	151,945	142,363
Share-based payment plans	103,632	120,062	106,865
Total	3,312,954	3,411,023	3,219,875

28	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Repair and maintenance	417,286	328,875	301,893
Publicity	348,987	380,147	336,203
Taxes and contributions	266,704	291,621	244,400
Consulting and professional fees	214,012	261,144	223,239
Transport and communications	159,556	168,237	176,623
IBM services expenses	146,874	106,102	140,909
Comissions by agents	85,852	84,641	66,775
Lease (*)	74,016	71,581	226,388
Sundry supplies	67,537	74,550	55,176
Security and protection	64,439	66,424	68,691
Electricity and water	51,649	54,952	54,669
Subscriptions and quotes	49,212	44,523	41,150
Insurance	46,047	30,873	24,674
Electronic processing	36,920	28,217	24,928
Cleaning	22,900	21,445	21,903
Audit Services	7,256	6,245	7,165
Services by third-party and others (**)	326,861	341,540	303,043
Total	2,386,108	2,361,117	2,317,829

(*)	During the year of 2020 and 2019, the amount corresponds principally to short-term leases and of low value and variable rent, which are recognized in the consolidated statement of income according to the provisions of IFRS 16 “Leases” (During the year 2018, amounts corresponded to all leases recognized in accordance with IAS 17 “Leases”).

(**)	The balance is mainly made up of outsourcing, digitization and archiving services, appraisal, representation among other concepts.

29	OTHER INCOME AND EXPENSES

This item consists of the following:

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other income
Rental income	37,882	37,847	35,941
Revenue from sale of loan portfolio (i)	28,728	75,800	26,616
Net income from the sale of property, furniture and equipment	8,523	16,869	54,952
Income from resolution of IFRS 16 contracts	8,273	–	–
Recoveries of other accounts receivable and other assets	1,137	13,796	79
Net gain from sale of adjudicated assets	728	–	–
Net income from the sale of investment properties	–	23,629	12,541
Others (ii)	201,710	176,288	143,753
Total other income	286,981	344,229	273,882

	2020	2019	2018
	S/(000)	S/(000)	S/(000)
Other expenses
Provision for sundry risks, Note 13(f)	140,897	27,272	42,236
Donations (iii)	128,884	10,378	10,550
Various operating expenses (iv)	106,776	–	–
Losses due to operational risk	54,818	29,878	46,528
Association in participation	52,020	22,636	14,526
Provision for other accounts receivable	51,517	8,059	7,174
Intangible losses due to withdrawals and dismissed projects	40,342	22,492	–
Expenses on improvements in building for rent	25,773	30,721	36,551
Administrative and tax penalties	3,029	2,659	4,301
Net loss from sale of adjudicated assets	–	9,617	3,411
Loss on sale of investment properties	1,328	–	–
Others (v)	152,684	104,757	74,670
Total other expenses	758,068	268,469	239,947

(i)	Income from portfolio sale is mainly explained by the sale of the judicial portfolio in the form of transfer of rights to Deutsche Bank AG/SPVI S.A. for S/25.9 million and sale of a written-off portfolio to Conecta CNS S.A for S/1.9 million and JS Ornamental Peruvian Fish EIRL for S/0.6 million, among other minor ones. (Income from portfolio sale is mainly explained by the sale of judicial portfolio for S/19.2 million with GS Perú Loans Holdings LTD and S/3.8 million with Administradora del Comercio SA and written off portfolio for S/27.7 million with System Cobro Perú SAC , Four Capital SAC for S/10.0 million, Empresa de Recaudación SAC for S/4.8 million, among other minor ones, as of December 31, 2019).

(ii)	The balance is mainly made up of income due to penalties for breach of contract, commissions for recovery in civil and judicial processes of personal credit products and credit cards; also collection of commissions for relocation, vehicle taxes, property, fines and infractions to customers of the Leasing product.

(iii)	As of December 31, 2020, the Group has made donations mainly through its subsidiaries BCP and MiBanco, a donation of S / 100.0 million was the fundraising campaign called “#YoMeSumo” by BCP and S/ 10.0 million a donation from MiBanco, in both cases, to raise funds for the poorest families affected by COVID19.

(iv)	It corresponds to the expenses incurred by the health emergency such as safety equipment, mobility vouchers, medical expenses, food, rapid tests, temperature measurement, among others.

(v)	The increase corresponds mainly to expenses for write-offs of unrecovered accounts receivable related to tax works, expenses for closing agencies, litigation and customer claims, among other minor expenses.

30	EARNING PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2020	2019	2018
Net income attributable to equity holders of Credicorp (in thousands of Soles)	346,894	4,265,304	3,983,865

Number of stock
Ordinary stock, note 18(a)	94,382,317	94,382,317	94,382,317
Less – opening balance of treasury stock	(14,872,164)	(14,883,274)	(14,902,008)
Acquisition of treasury stock, net	(99,716)	(9,737)	(3,015)
Weighted average number of ordinary shares for basic earnings	79,410,437	79,489,306	79,477,294
Plus - dilution effect - stock awards	212,438	194,213	209,128
Weighted average number of ordinary shares adjusted for the effect of dilution	79,622,875	79,683,519	79,686,422

Basic earnings per share (in Soles)	4.37	53.66	50.13
Diluted earnings per share (in Soles)	4.36	53.53	49.99

31	OPERATING SEGMENTS

In the Credicorp Board of Directors organized the Group’s subsidiaries according to the types of financial services provided and the sectors on which they are focused; with the objective of optimizing the management thereof. Next, we present the Group´s business lines:

a)	Universal Banking –

Includes the operations related to the granting of various credits and financial instruments to individuals and legal entities, from the segments of wholesale and retail banking, such as the obtaining of funds from the public through deposits and current accounts, obtaining of funding by means of initial public offerings and direct indebtedness with other financial institutions. This business line incorporates the results and balances of the Banco de Crédito del Perú (BCP) and Banco de Crédito de Bolivia (BCB).

b)	Insurance and Pensions –

-	Insurance: includes, mainly, the issue of insurance policies to cover losses in commercial property, transport, marine vessels, automobiles, life, health and pensions, operations carried out through Pacífico Compañía de Seguros y Reaseguros.

-	Pensions: provides Management Service of private pension funds to the affiliates, operation carried out from Prima AFP.

c)	Microfinance –

Includes the management of loans, credits, deposits and current accounts of the small and microenterprises: carried out through Mibanco, Banco de la Microempresa S.A. and Mibanco – Banco de la Microempresa de Colombia S.A.

d)	Investment Banking and Wealth Management –

Brokerage service and investment management services offered to a broad and diverse clientele, which includes corporations, institutional investors, governments and foundations; also, the structuring and placement of issues in the primary market, as well as the execution and negotiation of transactions in the secondary market. Additionally, it structures securitization processes for corporate customers and manages mutual funds.

All of these services are provided through Credicorp Capital Ltd. and subsidiaries; Atlantic Security Bank (ASB) and the Wealth Management team of BCP.

Management of these business lines is designed to:

-	Promote the joint action of our businesses in order to take advantage of the synergies which resulting from the diversification of our portfolio.

-	Strengthening our leadership in the financial sector through our growth in new businesses, and the establishment of an investment banking platform available not only to the corporate world, but also to the retail segment, especially to the Small and Medium Enterprise (SME) and Consumer sectors.

-	Improve the ongoing search to bring to adapt our business models, processes and procedures into line with best practices worldwide.

The operating results of the Group’s new business lines are monitored separately by the Board of Directors and Senior Management on a monthly basis, in order to make decisions regarding the allocation of resources and the evaluation of the performance of each one of the segments. The Chief Operating Decision Maker (CODM) of Credicorp is the Chief Executive Officer (CEO). The performance of the segments is evaluated based on the operating profits or losses, and is measured consistently with the operating profits and losses presented in the consolidated statement of income.

Financial information by segment is prepared subject to the minimum controls necessary and on a uniform basis, with coherent grouping according to the type of activity and customer. The transfer prices used for determining income and expenses generated among the operating segments are similar to the prices that would be applicable to transactions carried out at arm’s length.

None of the income derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 per cent or more of the total income of the Group at December 31, 2020, 2019 and 2018.

(i)	The following table presents information recorded in the results and for certain items of the assets corresponding to the Group’s reportable segments (in millions of soles) as of December 31, 2020, 2019 and 2018:

	Income (*)
2020	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,775	412	6,092	2,795	(4,637)	(428)	(51)	619	464	180,766	164,632
Banco de Crédito de Bolivia	773	7	330	103	(252)	(23)	139	(74)	16	12,472	11,781
Insurance and Pension funds
Pacífico Seguros y subsidiarias	3,211	57	526	602	–	(59)	(2)	195	49	16,025	13,039
Prima AFP	389	2	(8)	388	–	(21)	(67)	148	7	1,108	408
Microfinance
Mibanco	1,972	–	1,550	24	(1,118)	(86)	142	(379)	51	15,649	13,540
Mibanco Colombia (****)	238	–	165	28	(75)	(14)	19	(51)	13	1,208	993
Investment Banking and Wealth Management	1,102	31	70	920	–	(35)	(34)	(78)	29	11,715	9,995
Other segments	(78)	16	431	(96)	2	(4)	(36)	(46)	4	3,484	2,531
Eliminations	–	–	(585)	–	–	–	–	–	–	(5,021)	(4,958)
Total consolidated	18,382	525	8,571	4,764	(6,080)	(670)	110	334	633	237,406	211,961

	Income (*)
2019	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	11,750	345	6,245	3,632	(1,558)	(413)	(1,160)	3,239	349	139,832	123,040
Banco de Crédito de Bolivia	736	4	329	117	(61)	(19)	(43)	79	16	10,481	9,744
Insurance and Pension funds
Pacífico Seguros y subsidiarias	3,224	23	493	346	–	(58)	(6)	381	45	13,785	10,964
Prima AFP	457	3	(1)	457	–	(20)	(85)	197	8	909	211
Microfinance
Mibanco	2,408	126	1,901	62	(472)	(87)	(168)	401	60	13,576	11,489
Mibanco Colombia (****)	18	–	13	2	(2)	(1)	1	(2)	1	1,028	888
Edyficar S.A.S. (****)	50	–	43	2	(6)	(1)	(3)	5	1	141	80
Investment Banking and Wealth Management	968	6	69	885	–	(22)	(16)	230	236	9,423	7,950
Other segments	63	100	443	561	(1)	(3)	(143)	(178)	87	2,998	992
Eliminations	–	–	(443)	(669)	–	–	–	–	–	(4,314)	(4,245)
Total consolidated	19,674	607	9,092	5,395	(2,100)	(624)	(1,623)	4,352	803	187,859	161,113

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in note 2 (a).

	Income (*)
2018	External	From other segments (**)	Net interest, similar income and expenses	Other income, net (***)	Provision for credit losses on loan portfolio	Depreciation and amortization	Income tax	Net profit	Additions of fixed asset, intangibles and goodwill	Total assets	Total liabilities
Universal Banking
Banco de Crédito del Perú	10,757	381	5,616	3,275	(1,265)	(277)	(1,137)	2,927	397	132,880	117,803
Banco de Crédito de Bolivia	686	4	309	124	(55)	(12)	(45)	78	45	9,957	9,266
Insurance and Pension funds
Pacífico Seguros y subsidiarias	2,700	21	446	667	–	(51)	(4)	353	85	12,224	9,591
Prima AFP	371	2	–	371	–	(18)	(58)	140	9	875	241
Microfinance
Mibanco	2,468	88	1,956	156	(491)	(49)	(193)	462	50	13,220	11,322
Edyficar S.A.S. (****)	44	–	40	1	(4)	–	(4)	5	–	119	62
Investment Banking and Wealth Management	886	(14)	98	634	–	(21)	(29)	146	8	9,665	8,190
Other segments	83	97	33	106	–	(1)	(51)	(40)	7	2,862	950
Eliminations	–	–	(9)	(454)	–	–	–	–	–	(4,539)	(4,428)
Total consolidated	17,995	579	8,489	4,880	(1,815)	(429)	(1,521)	4,071	601	177,263	152,997

(*)	Corresponds to total interest and similar income, other income (includes income and expenses on commissions) and net earned premiums from insurance activities.

(**)	Corresponds to income derived from transactions with other segments, which were eliminated in the consolidated statement of income.

(***)	Corresponds to other income (include income and expenses for commissions) and insurance underwriting result.

(****)	Banco Compartir S.A. and Edyficar S.A.S merged in October 2020 to form Mibanco Colombia. See more detail in note 2 (a).

(ii)	The following table presents (in millions of soles) the distribution of the total revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2020, 2019 and 2018:

	2020				2019				2018
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities
Peru	16,452	8,413	3,825	187,291	17,990	9,105	3,925	142,161	16,472	8,474	3,145	135,422
Bermuda	(14)	(22)	134	1,930	13	10	117	266	13	14	88	169
Panama	18	–	–	491	–	–	–	–	2	–	–	–
Cayman Islands	340	39	32	6,913	354	88	20	5,008	285	134	3	5,465
Bolivia	853	357	101	11,870	809	368	93	9,815	750	344	78	9,317
Colombia	566	144	451	2,607	356	21	432	2,769	314	(2)	138	1,823
United States of America	33	–	3	6	10	(1)	3	6	6	–	–	2
Chile	134	(2)	171	853	142	(2)	209	1,088	153	(6)	84	799
Total consolidado	18,382	8,929	4,717	211,961	19,674	9,589	4,799	161,113	17,995	8,958	3,536	152,997

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.

(**)	Operating income includes the income from interest and similar expenses from banking activities and insurance underwriting result.

(***)	Non-current assets consist of property, furniture and equipment (fixed assets), intangible assets and goodwill and right-for-use assets, net.

32	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2020 and 2019 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The following table presents the main transactions with related parties as of December 31, 2020 and 2019:

	2020	2019
	S/(000)	S/(000)
Statement of financial position -
Direct loans	1,909,516	1,657,206
Investments (*)	1,165,661	935,286
Deposits (**)	(1,582,412)	(751,990)
Derivatives at fair value	4,408	4,984

(*)	The balance includes mainly S/167.1 million of shares and S/200.3 million of bonds issued by Alicorp S.A.A., S/153.0 million of bonds issued by Cementos Pacasmayo S.A., and S/280.8 million of shares of Inversiones Centenario. The increase in the balance corresponds mainly to the acquisition of corporate bonds issued by Alicorp S.A.

(**)	It corresponds to deposits of legal and natural persons. The increase corresponds mainly to higher deposits from related companies Inversiones Piuranas, Inversiones Centenario and Cementos Pacasmayo among other variations.

	2020	2019
	S/(000)	S/(000)
Statement of income
Interest income related to loans	57,373	28,477
Interest expenses related to deposits	(17,212)	(10,377)
Other income	24,411	9,698

Off-balance sheet
Indirect loans	431,089	373,865

The increase of the direct loans and accrued interest on loans is mainly due to loan Effective Credits awarded made between May and December 2020. Likewise, the increase in deposits and interest expenses increased in the same proportion as a result of the entities maintaining the loans received as demand deposits.

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2020 and 2019, direct loans to related companies are secured by collateral, had maturities between January 2021 an March 2036, at an annual soles average interest rate of 5.33 percent and at an annual foreign currency average interest rate of 4.45 percent (as of December 31, 2019, maturities where between January 2020 and December 2028, and the annual soles average interest rate was 6.21 percent and the annual foreign currency average interest rate was 5.70 percent). Also, as of December 31, 2020 and December 31, 2019, the Group maintains an allowance for loan losses for related parties amounting to S/9.1 million and S/12.6 million, respectively.

d)	At December 31, 2020 and 2019, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2020 and 2019, direct loans to employees, directors, key management and family members amounted to S/1,062.1 million and S/1,003.2 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2020 and 2019 was as follows:

	2020	2019
	S/(000)	S/(000)
Director’s compensation	6,106	6,766
Senior Management Compensation:
Remuneration	32,396	32,218
Stock awards vested	22,756	27,157
Total	61,258	66,141

f)	At December 31, 2020 and 2019 the Group holds interests in various funds managed by certain of the Group’s subsidiaries. The details of the funds are presented below:

	2020	2019
	S/(000)	S/(000)
At fair value through profit or loss:
Mutual funds, investment funds and hedge funds
U.S. Dollars (*)	427,012	38,149
Bolivianos	138,887	126,722
Soles	553,947	59,934
Colombian pesos	67,284	17,475
Chilean pesos	1,522	6,765
Total	1,188,652	249,045

Restricted mutual funds, Note 6(a)(iv)	436,881	460,086

(*)	The increase in the balance corresponds mainly to the purchase of new participations in mutual funds. See Note 6(a)(iii).

33	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IFRS 9 as of December 31,2020 and 2019:

	2020						2019
	Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income				Financial assets and liabilities at fair value through profit or loss		Financial assets at fair value through other comprehensive income			Total
	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost	Total	Investments and hedges	Investments designated at inception	Investments	Investments designated at inception	Financial assets and liabilities measured at amortized cost
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	–	–	–	–	36,752,994	36,752,994	–	–	–	–	25,986,762	25,986,762
Guarantee funds, reverse repurchase agreements and securities borrowings	–	–	–	–	2,394,302	2,394,302	–	–	–	–	4,288,524	4,288,524
At fair value through profit or loss	6,467,471	–	–	–	–	6,467,471	3,850,762	–	–	–	–	3,850,762
Investments at fair value through other comprehensive income, Note 6(b)	–	–	43,241,339	502,550	–	43,743,889	–	–	25,623,934	578,789	–	26,202,723
Amortized cost investments	–	–	–	–	4,962,382	4,962,382	–	–	–	–	3,477,046	3,477,046
Loans, net	–	–	–	–	127,761,125	127,761,125	–	–	–	–	110,485,717	110,485,717
Financial assets designated at fair value through profit or loss	–	823,270	–	–	–	823,270	–	620,544	–	–	–	620,544
Premiums and other policies receivable	–	–	–	–	937,223	937,223	–	–	–	–	838,731	838,731
Accounts receivable from reinsurers and coinsurers	–	–	–	–	919,419	919,419	–	–	–	–	791,704	791,704
Due from customers on acceptances	–	–	–	–	455,343	455,343	–	–	–	–	535,222	535,222
Other assets, Note 13(a)	1,214,497	–	–	–	1,823,556	3,038,053	1,092,107	–	–	–	1,700,861	2,792,968
	7,681,968	823,270	43,241,339	502,550	176,006,344	228,255,471	4,942,869	620,544	25,623,934	578,789	148,104,567	179,870,703

Liabilities

Deposits and obligations	–	–	–	–	142,365,502	142,365,502	–	–	–	–	112,005,385	112,005,385
Payables from repurchase agreements and securities lending	–	–	–	–	27,923,617	27,923,617	–	–	–	–	7,678,016	7,678,016
Due to banks and correspondents	–	–	–	–	5,978,257	5,978,257	–	–	–	–	8,841,732	8,841,732
Bankers’ acceptances outstanding	–	–	–	–	455,343	455,343	–	–	–	–	535,222	535,222
Accounts payable to reinsurers and coinsurers	–	–	–	–	338,446	338,446	–	–	–	–	216,734	216,734
Lease liabilities	–	–	–	–	750,578	750,578	–	–	–	–	847,504	847,504
Financial liabilities at fair value through profit or loss	561,602	–	–	–	–	561,602	493,700	–	–	–	–	493,700
Bonds and notes issued	–	–	–	–	16,319,407	16,319,407	–	–	–	–	14,946,363	14,946,363
Other liabilities, Note 13(a)	1,205,213	–	–	–	3,273,754	4,478,967	1,040,282	–	–	–	3,206,544	4,246,826
	1,766,815	–	–	–	197,404,904	199,171,719	1,533,982	–	–	–	148,277,500	149,811,482

34	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. It also accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, derivatives included, to take advantage of short term market movements on securities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of the management. The risk management processes involve continuous identification, measurement, treatment and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk, market risk, strategic risk and insurance technical risk. Finally, it reports on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary are ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Group’s Board of Directors -

Credicorp Board of Directors –

The Credicorp Board of Directors is responsible for the overall approach to risk management of Credicorp Ltd., including the approval of its appetite for risk.

Likewise; take knowledge of the level of compliance of the appetite and the level of risk exposure, as well as the relevant improvements in the integral risk management of Grupo Crédito and Subsidiaries of Credicorp (Group).

Grupo Crédito’s Board of Directors –

Grupo Crédito’s Board of Directors is responsible for the general approach to risk management of the Group’s subsidiaries and the approval of the risk appetite levels that it is willing to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management, promotes an organizational culture that emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the Group’s regulatory compliance function.

Group Company Boards -

The Board of each company of the Group is responsible for aligning the risk management established by the Board of Grupo Crédito with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Credicorp Risk Committee -

Represents the Credicorp Board of Directors, proposes the levels of risk appetite for Credicorp Ltd. Also, it is aware of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries and the relevant improvements in integral management of risks of said entities.

The Committee will be made up of no less than three directors of Credicorp, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of Credicorp subsidiaries. Likewise, the coordinator of the Committee will be the Credicorp Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

(iii)	Grupo Crédito Risk Committee -

Represents the Board of Grupo Crédito in risk management decision-making. Furthermore, proposes to Grupo Crédito’s Board of Directors the levels of risk appetite. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to it, they establishing principles, policies and general limits.

The Risk Committee is presided by no less than three Board member of Grupo Crédito, at least one of which must be independent. Additionally, the Board of Directors may incorporate as a member one or more directors of the Group. Likewise, the coordinator of the Committee will be the Grupo Crédito Risk Manager, with the Internal Audit Manager as an observer member (without voice or vote). Finally, the following officials will attend the sessions as guests, according to the agenda of topics to be discussed and at the invitation of the Coordinator: General Manager, Finance Manager, Manager of the Risk Management Division of BCP, and all those people who criteria assist with the development of the session.

In addition to effectively managing all the risks, the Grupo Crédito Risk Committee is supported by the following committees which report periodically on all relevant changes or issues relating to the risks being managed:

Corporate credit Risk Committees (retail and non-retail)-

The Corporate credit Risk Committees (retail and non-retail) are responsible for reviewing the tolerance level of the credit risk appetite, the limits of exposure and the actions for the implementation of corrective measures, in case there are deviations. In addition, they propose credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, they propose the approval of any changes to the functions described above and important findings to the Grupo Crédito Risk Committee.

Corporate Treasury and ALM (Asset Liability Management) Risk Committee -

The corporate Treasury and ALM Risk Committee are responsible for analyzing and proposing the corporate objectives, guidelines and policies for Treasury Risk Management and ALM of all the companies of the Group. As well as, monitoring the indicators and limits of the Group market risk appetite and each of the companies of the Group. Further, they are responsible of be aware of the actions for the implementation of the corrective measures if there are deviations from appetite levels and risk tolerance assumed by the companies of Group. Furthermore, they are responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Grupo Crédito Risk Committee.

Corporate Model Risk Committee –

The Corporate Model Risk Committee is responsible for analyzing and proposing the actions corrections in case there are deviations with respect to the degrees of exposure assumed in the Appetite for Model Risk. Likewise, it proposes the creation and/or modification of the government for model risk management, monitoring compliance with the same. The Model Risk Committee monitors the Group’s data and analytical strategy and the health status of the model portfolio. They are also responsible to inform the Committee of Grupo Crédito Risks on exposures, related to model risk, which involve variations in the risk profile.

Corporate Operational Risk Methodology Committee -

The Corporate Methodological Committee of Operational Risk has as main responsibilities to review the main indicators of Operational Risk of the companies of the Group, as well as the progress of the methodologies deployed for Operational Risk and Business Continuity. Likewise, share best practices regarding the main challenges faced by Group companies.

(iv)	Central Risk Management of Credicorp -

The Central Risk Management of Credicorp informs the Credicorp Risk Committee of the level of compliance of the risk appetite and the level of exposure assumed by Grupo Crédito and Credicorp subsidiaries. Likewise, it reports the relevant improvements in the integral risk management of Grupo Crédito and Credicorp subsidiaries. In addition, it proposes to the Credicorp Risk Committee the risk appetite levels for Credicorp Ltd.

(v)	Central Risk Management of Grupo Crédito -

The Central Risk Management is responsible for the implementation of policies, procedures, methodologies and the actions to be taken to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. In addition, it is responsible for participating in the design and definition of the strategic plans of the business units to ensure that they are aligned within the risk parameters approved by the Grupo Crédito Board of Directors. Likewise, it disseminates the importance of adequate risk management, specifying in each of the units, the role that corresponds to them in the timely identification and definition of the corresponding actions.

The units of the Central Risk Management that manage risk at the corporate level are the following:

Credit Division -

The Credit Division proposes credit policies and evaluation criteria and credit risk management that the Group assumes with segment customers wholesaler. Evaluate and authorize loan proposals until their autonomy and propose their approval to the higher instances for those that exceed it. These guidelines are established on the basis of the policies set by the Grupo Crédito Board, respecting the laws and regulations in force. In addition, it assesses the evolution of the risk of wholesale clients and identifies problematic situations, taking actions to mitigate or resolve them.

Risk Management Division -

The Risk Management Division is responsible for ensuring that risk management directives and policies comply with the established by the Board of Directors. In addition, it is responsible for supervising the process of risk management and for coordinating with the companies of Credicorp involved in the whole process, promoting homogeneous risk management and aligned with the best practices. It also has the task of informing Board of Directors regarding: global exposure and by type of risk, as well as the specific exposure of each Group company.

Retail Banking Risk Division -

The Retail Banking Risk Division is responsible for managing the risk profile of the retail portfolio and developing credit policies that are in accordance with the guidelines and risk levels established by Grupo Crédito’s Board of Directors. Likewise, it participates in the definition of products and campaigns aligned to these policies, as well as in the design, optimization and integration of credit evaluation tools and income estimation for credit management.

Non-financial Risks Division -

The Non-financial Risks Division is responsible for defining a non-financial risks strategy aligned with the objectives and risk appetite set by the Board of Grupo Crédito. This strategy seeks to strengthen the management process, generate synergies, optimize resources and achieve better results among the units responsible for managing non-financial risks in the Group. Additionally, in order to achieve the objectives defined in the non-financial risks strategy, the Division is responsible for promoting risk culture, developing talent, defining indicators and generating and following-up strategic projects and initiatives.

The Non-Financial Risks Division is made up of the following areas: Cybersecurity Area Management, Corporate Security Area Management, Operational Risk Management Area Management, and the Digital Risk Project Management Office.

(vi)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness and efficiency of the risk management function in the Group, verifying compliance with regulations, policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates sufficiency and integration level of Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Corporate Compliance and Ethics Division reports to the Board of Directors and is responsible of providing corporate policies for ensure that Group companies specifically comply with regulations that specified them, and the guidelines established in the Code of Ethics.

b)	Risk measurement and reporting systems -

The risk is measured according to models and methodologies developed for the management of each type of risk. Risk reports that allow to monitor at the level added and detailed the different types of risks of each company which is exposed. The system provides the facility to meet the appetite review needs by risk requested by the committees and areas described above; as well as comply with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, mitigating instruments are used to reduce its exposure, such as guarantees, derivatives, controls and insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

Based on corporate risk management, Grupo Crédito’s Board of Directors approves the risk appetite framework to define the maximum level of risk that the organization is willing to take as seeks its strategic and financial objectives, maintaining a corporate vision in individual decisions of each entity. This Risk Appetite framework is based on “core” and specific metrics:

Core metrics are intended to preserve the organization’s strategic pillars, defined as solvency, liquidity, profit and growth, income stability and balance sheet structure.

Specific metrics objectives are intended to monitor on a qualitative and quantitative basis the various risks, to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: Establishes explicit general principles and the qualitative declarations which complement the risk strategy.

-	Metrics scorecards: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows control over the risk-taking process within the tolerance threshold established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government scheme: Seeks to guarantee compliance of the framework through different roles and responsibilities assigned to the units involved.

The appetite is integrated into the processes of strategic and capital guidelines, as well as in the definition of the annual budget, facilitating the strategic decision making of the organization.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic and political conditions among others.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines and limits to guarantee a diversified portfolio.

34.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to risks similar to direct loans. Likewise, credit risk arises from derivative financial instruments that present showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of managing this type of risk, provisions for impairment of its portfolio are assigned as of the date of the statement of financial position.

Credit risk levels are defined based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee of Credicorp.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collateralization which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collateral includes, among others, mortgages on residential properties; liens on business assets such as plants, inventory and accounts receivable; and liens on financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities are generally guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, collateral consists of fixed income instruments, cash and loans.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. As part of the Group’s policies, the recovered goods are sold in seniority order. The proceeds of the sale are used to reduce or amortize the outstanding credit. In general, the Group does not use recovered assets for its operational purposes.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as a portion of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as direct loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

b)	The maximum exposure to credit risk as of December 31, 2020 and 2019, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in Notes 34.10(a), 34.10(b) and the contingent credits detailed in Note 21(a).

Management is confident of its ability to continue controlling and maintaining minimal credit risk exposure within the Group, considering both its loan and securities portfolio.

c)	Credit risk management for loans -

The management of credit risk is mainly based on rating and scoring of the internal models of each company of the Group. In Credicorp, a quantitative and qualitative analysis is made of each client, with regard to his financial position, his credit behavior in the System and the market in which it operates; which is carried out continuously, so as to assemble the risk profile of each operation and client with a credit position in the Group.

In the Group, a loan is internally classified as past due, depending on three aspects: the number of days in arrears based on the contractually agreed due date, the subsidiary and the type of credit. In that sense:

–	Banco de Crédito del Perú, Mibanco, Solución Empresa Administradora Hipotecaria S.A., and Banco de la Microempresa de Colombia S.A. consider a loan past due:

-	For corporate enterprises, large and medium companies after 15 days in arrears.
-	For small and micro-business after 30 days past due.
-	For overdrafts, after 30 days past due.
-	For consumer, mortgage and lease operation products, quotas are considered past due internally when they are between 30 and 90 days in arrears; after 90 days, the pending loan balance is considered past due.

–	Atlantic Security Bank considers a credit past due when its payment schedule of capital and/or interest exceed 30 days in arrears.

–	Banco de Crédito de Bolivia and Banco de la Microempresa de Colombia S.A. consider a credit as an internal past due with effect from day 30 in arrears.

Estimate of the expected loss -

The measurement of the credit loss is based on the product of the following parameters: (i) probability of default (PD) (ii) loss given default (LGD), and (iii) Exposure at default (EAD); discounted at the reporting period, using the effective interest rate. The definition of the parameters is presented below:

–	Probability of Default (PD): this is a measurement of credit rating given internally to a customer, designed to estimate their probability of default within a specific horizon. The process of obtaining the PD is carried out through scoring and rating tools.

The Group considers that a financial instrument is in default if it meets the following conditions depending on the type of asset:

-	Consumer Products, Credit Card and SME: If the costumer, at some point, presents arrears equal to or greater than 60 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Mortgage Product: If the customer, at some point, presents arrears equal to or greater 120 days and/or has operations that are refinanced, restructured, in pre-judicial, judicial proceedings or written off.

-	Commercial Banking: Those customers that are in the Special Accounts portfolio or have risk classification as deficient, doubtful or lost, or have refinanced, judicial or written off operations. Also, a customer can be considered as Default in case of signs of significant qualitative impairment so as to consider it in said stage.

-	Investments: If the instrument has a Default rating according to external rating agencies such as Fitch, Standard & Poors or Moody’s or with an indicator of arrears equal to or greater than 90 days. Also, a customer can be considered as Default in case of signs of significant qualitative impairment.

–	Loss Given Default (LGD): Is a measurement which estimates the severity of the loss which would be incurred at the time of the default. It has two approaches in the estimate of the severity of the loss, depending on the stage of the customer:

-	LGD Workout: The LGD workout is the real loss of the customers who have arrived at the stage of default. The recoveries and costs of each one of the operations are used in order to calculate it (Includes open and closed recovery processes).

-	LGD ELBE (Expected Loss Best Estimate): The LGD ELBE is the loss of the contracts in a default situation, based on the time in arrears of the operation (The longer the operation is in default, the greater will be the loss level).

–	Exposure at Default (EAD): Is a measurement which estimates the exposure at the time of the customer goes into default, taking into account changes in future exposure, for example, in the case of prepayments and/or greater utilization of unused lines.

Accordingly, the estimated of the parameters take into consideration information regarding the actual conditions, as well as the projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic) which are analyzed in order to obtain the expected loss.

The fundamental difference between the credit loss of an account considered as Stage 1 and Stage 2 is the PD horizon. Specifically, the estimates of Stage 1 use a maximum PD of 12 months, while those in Stage 2 will use a PD measured for the entire life of the instrument. The estimates of Stage 3 will be carried out on the basis of a best estimate LGD.

In those cases, in which the portfolio is immaterial and does not have credit score models, the option was to extrapolate the loss ratio of portfolios with comparable characteristics.

The main methodological adjustments in internal credit risk models made during 2020 are:

-	Internal models were reviewed, and upgrades were carried out using representative and updated COVID-19 impact customer surveys, using updated information on customer transaction after confinement. This made it possible to characterize the different types of clients in order to assign them the corresponding level of risk in a granular manner and in line with the first observed indicators of early payment of the transactions and portfolio maturities (real data observed that complements the assumptions used).

-	LGD (Loss Given Default) estimates were adjusted with updated information on assumptions, recovery costs and payments from clients in arrears, in order to collect the impact of COVID-19 on recoveries, which have been affected by delays in lawsuits, deterioration in the value of guarantees and increased penalties.

Prospective information:

The measurement of expected credit losses for each stage and the evaluation of significant increases in credit risk consider information on previous events and current conditions, as well as reasonable projections based on future events and economic conditions.

For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in stages 1 and 2, the significance of the macroeconomic variables (or their variations) that have the greatest influence on each portfolio was tested. Each macroeconomic scenario used in calculating the expected loss considers projections of relevant macroeconomic variables, such as the gross domestic product (GDP), employment, terms of trade, inflation, among others, for a period of 3 years and a long-term projection.

The estimate of the expected loss for stages 1, 2 and 3 is a weighted estimate that considers three future macroeconomic scenarios. The base, optimistic and pessimistic scenarios, as well as the probability of occurrence of each scenario, are macroeconomic projections provided by the Economic Studies Management. It should be noted that the scenario design is adjusted quarterly. All the scenarios considered apply to portfolios subject to expected credit losses with the same probabilities.

Changes from one stage to another

The classification of an instrument as stage 1 or stage 2 depends on the concept of “significant increase in credit risk” at the reporting date compared to the origin. This classification is updated monthly. As the IFRS 9 states, this classification depends on the following criteria:

-	An account is classified in stage 2 if it has more than 30 days of delay.
-	Additionally, significant risk thresholds were established based on absolute and relative thresholds that depend on the level of risk in which the instrument originated. The thresholds differ for each of the portfolios considered.
-	Additional qualitative reviews are carried out based on the segmentation of risks used in the management of Retail Banking and an individual review in Wholesale Banking.

Additionally, all those accounts classified as default at the reporting date according to the management definition used by the Group are considered as stage 3.

Evaluations of a significant increase in risk from initial recognition and credit deterioration are carried out independently on each reporting date. Assets can be moved in both directions from one phase to another; in this sense, a financial asset that migrated to stage 2 will return to stage 1, if its credit risk did not increase significantly from its initial recognition until a subsequent reporting period. Likewise, an asset that is in stage 3 will return to stage 2 if the credit is no longer considered to be impaired.

Expected life

For the instruments in stage 2 or 3, the reserves for losses will cover the expected credit losses during the expected time of the remaining useful life of the instrument. For most instruments, the expected life is limited to the remaining contractual life, adjusted by expected anticipated payments. In the case of revolving products, a statistical analysis was carried out in order to determine what would be the expected life period.

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans, it should be noted that impaired loans are loans in default that are located in phase 3:

(i)	Loans neither past due nor impaired, which comprise those direct loans which currently do not have characteristics of delinquency and which are not in default.
(ii)	Past due but unimpaired loans, which comprise all of the loans of customers who are not in default, but have failed to make a payment at its contractual maturity, according to the provisions of the rules of IFRS 7.
(iii)	Impaired loans, those considered to be in stage 3 or default, as detailed in note 34.1(c).

	2020				2019
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	66,039,657	8,159,561	–	74,199,218	56,270,934	2,948,066	–	59,219,000
Past due but not impaired	371,432	266,533	–	637,965	815,751	250,311	–	1,066,062
Impaired	–	–	5,062,586	5,062,586	–	–	2,812,011	2,812,011
Gross	66,411,089	8,426,094	5,062,586	79,899,769	57,086,685	3,198,377	2,812,011	63,097,073
Less: Allowance for loan losses	717,445	659,272	1,755,096	3,131,813	416,692	161,190	982,950	1,560,832
Total, net	65,693,644	7,766,822	3,307,490	76,767,956	56,669,993	3,037,187	1,829,061	61,536,241

Residential mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	17,760,423	1,069,247	–	18,829,670	17,477,899	507,910	–	17,985,809
Past due but not impaired	303,647	291,165	–	594,812	424,741	270,792	–	695,533
Impaired	–	–	1,143,896	1,143,896	–	–	994,479	994,479
Gross	18,064,070	1,360,412	1,143,896	20,568,378	17,902,640	778,702	994,479	19,675,821
Less: Allowance for loan losses	160,945	109,666	638,845	909,456	43,217	25,710	472,718	541,645
Total, net	17,903,125	1,250,746	505,051	19,658,922	17,859,423	752,992	521,761	19,134,176

Microbusiness loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	11,494,102	7,936,951	–	19,431,053	13,363,213	1,535,064	–	14,898,277
Past due but not impaired	64,318	522,530	–	586,848	301,879	299,700	–	601,579
Impaired	–	–	1,972,003	1,972,003	–	–	1,253,969	1,253,969
Gross	11,558,420	8,459,481	1,972,003	21,989,904	13,665,092	1,834,764	1,253,969	16,753,825
Less: Allowance for loan losses	568,588	1,118,054	1,406,014	3,092,656	515,662	249,457	931,587	1,696,706
Total, net	10,989,832	7,341,427	565,989	18,897,248	13,149,430	1,585,307	322,382	15,057,119

Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	9,891,072	2,324,121	–	12,215,193	12,108,752	1,932,209	–	14,040,961
Past due but not impaired	102,003	260,839	–	362,842	203,147	278,295	–	481,442
Impaired	–	–	1,627,739	1,627,739	–	–	758,836	758,836
Gross	9,993,075	2,584,960	1,627,739	14,205,774	12,311,899	2,210,504	758,836	15,281,239
Less: Allowance for loan losses	415,223	974,113	1,375,499	2,764,835	263,788	431,433	629,558	1,324,779
Total, net	9,577,852	1,610,847	252,240	11,440,939	12,048,111	1,779,071	129,278	13,956,460

Consolidated of credits	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total gross direct credits, Note 7(a)	106,026,654	20,830,947	9,806,224	136,663,825	100,966,316	8,022,347	5,819,295	114,807,958
Total allowance for loan losses, Note 7(a)	1,862,201	2,861,105	5,175,454	9,898,760	1,239,359	867,790	3,016,813	5,123,962
Total net direct credits	104,164,453	17,969,842	4,630,770	126,765,065	99,726,957	7,154,557	2,802,482	109,683,996

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due. Below are the explanations of the changes in the credit loss provision:

-	The growth in loans is attributed to the disbursements made within the Reactiva Peru program, which does not generate higher provisions due to it has a government guarantee.

-	The increase in the stock of provisions is due to the estimate of the expected loss due to the COVID-19 Pandemic reflected in the adjustments and adaptations to the aforementioned risk models. The effects of the Pandemic on the loan portfolio also have caused significant transitions to phases that represent greater deterioration.

The detail of the gross amount of impaired credits by type of credit, together with the fair value of the related collateral and the amounts of its provision for doubtful accounts, are as follows:

	2020					2019
	Commercial loans	Residential mortgage loans	Small and microenterprise loans	Consumer loans		Commercial loans	Residential mortgage loans	Microbusiness loans	Consumer loans

					Total					Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Impaired loans	5,062,586	1,143,896	1,972,003	1,627,739	9,806,224	2,812,011	994,479	1,253,969	758,836	5,819,295
Fair value of collateral	4,414,346	975,834	433,151	233,665	6,056,996	2,491,069	864,473	330,347	193,319	3,879,208
Allowance for loan losses	1,755,096	638,845	1,406,014	1,375,499	5,175,454	982,950	472,718	931,587	629,558	3,016,813

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans which comprise those direct loans which do not currently have characteristics of delinquency, nor are they in default or stage 3, according to the rules of IFRS 9.
(ii)	Current but impaired loans, which comprise those direct loans which do not currently have characteristics of delinquency, but are in default or stage 3, according to IFRS 9.
(iii)	Loans with payment delay of one day or more, but are not past due according to our internal guidelines. Comprise those direct loans of customers who have failed to make a payment at its contractual maturity, that is, with at least one day past-due. However, the days of delinquency are insufficient to be considered as past due under the Group’s internal criteria.
(iv)	Past due loans under internal criteria.

The total of the concepts: loans with a delay of payment from the first day and the amounts of the internal overdue loans reflect the totality of “past due” loans consistent with IFRS 7.

	2020						2019
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Neither past due nor impaired	124,673,294	–	–	1,839	124,675,133	1,839	106,143,943	–	–	103	106,144,046	103
Past due but not impaired	–	–	1,824,361	358,107	2,182,468	2,182,468	(30)	–	2,569,349	275,296	2,844,615	2,844,645
Impaired debt	–	4,860,127	620,472	4,325,625	9,806,224	4,946,097	–	2,274,182	515,628	3,029,487	5,819,297	3,545,115
Total	124,673,294	4,860,127	2,444,833	4,685,571	136,663,825	7,130,404	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958	6,389,863

The classification of loans by type of banking and maturity is as follows:

	2020					2019
	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired loans	Loans with delays in payments of one day or more but not considered internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Commercial loans	74,198,115	3,117,851	683,060	1,900,743	79,899,769	59,218,904	1,460,816	1,027,177	1,390,176	63,097,073
Residential mortgage loans	18,828,934	376,053	744,339	619,052	20,568,378	17,985,809	284,279	868,087	537,646	19,675,821
Small and microenterprise loans	19,431,050	683,370	520,062	1,355,422	21,989,904	14,898,270	247,076	635,436	973,043	16,753,825
Consumer loans	12,215,195	682,853	497,372	810,354	14,205,774	14,040,930	282,011	554,277	404,021	15,281,239
Total	124,673,294	4,860,127	2,444,833	4,685,571	136,663,825	106,143,913	2,274,182	3,084,977	3,304,886	114,807,958

Provision of credit loss for direct and indirect loan is a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic; that are based on macroeconomic projections provided by the internal team of Economic Studies and approved by Senior Management. In each scenario, the Group bases itself on a wide variety of prospective information such as economic inputs, including: the growth of the gross domestic product, inflation rate, exchange rate, among others, see more explanation in Note 3(i).

Macroeconomic scenario -

Expected losses are a weighted estimate of three macroeconomic scenarios: base, optimistic and pessimistic and are calculated with macroeconomic projections provided by the team from Economic Studies. The local and international information flows available during the analysis period are used to feed projections, which reflect the fact that Peru is a small and open economy and in this context, approximately 60.0 percent of the volatility in economic growth is driven by external factors including: terms of trade; the growth of Peru’s trading partners; and external interest rates. Information on each of these factors is gathered to construct each scenario for the next three years.

The variables mentioned above, together with local variables (fiscal and monetary variables), are incorporated in the economic models. Two types of models are used in this regard:

i)	Structural Projection Model, and
ii)	Financial Programming Model.

The first is a dynamic stochastic general equilibrium model, which is constructed with expectations. The second is built with the main identities of national accounts in accordance with the financial programming methodology designed by IMF (International Monetary Fund) and the methodologies used by a battery of econometric models.

Through this process, we obtain figures for GDP growth, inflation, the reference rate, exchange rate and other variables for the years 2020, 2021 and 2022. It is important to note that we expect a contraction in GDP in 2020 of 12.5 percent in the base scenario. This reflects a revision with regard to the projection registered in May (GDP 2020: (11.0) percent) given that going forward, recovery is expected to be more gradual than initially thought:

i)	“Wait-and-see” environment in private investment before the general elections in April,2021 and growing regulatory risks from Congress.
ii)	Unwanted inventories still high, and
iii)	Severe deterioration in the labor market.

It is important to mention that these projections do not assume that mobility may be restricted if Peru suffers a second wave of infections.

For 2021, we project that GDP will expand 9.0 percent. This estimate represents an improvement over the projection made in May 2020 (GDP 2021: 6.5 percent) that was driven by the following:

i)	Growth in world economic activity of around 4.6 percent (2020: (4.8) percent).
ii)	Improvement in private spending (private investment and private consumption around 22.0 percent (2020: (28.5) percent) and 7.0 percent (2020: (9.5) percent), respectively.
iii)	On the sectoral side, we expect mining to rebound around 11.0 percent (2020: (14) percent) and construction, 16.0 percent (2020: (18.0) percent), and
iv)	Strong rise in the terms of trade.

It is expected that it will take the economy until 2022 to reach the levels recorded in 2019 (pre-pandemic). In this scenario, growth is expected to situate at 4.0 percent in 2022. This projection is slightly higher than that made in May 2020, when growth of 3.8 percent was expected.

Regarding the probabilities of each scenario, probabilities of 80.0 percent, 15.0 percent and 5.0 percent were considered for the base, optimistic and pessimistic scenarios respectively. The expected value of the three GDP projections gives us a drop of 12.5 percent for 2020. For 2021 and 2022 (the models do not contemplate a scenario of economic crisis due to COVID-19), the probability is 50.0 percent in the base scenario and 25.0 percent for the optimistic and pessimistic scenarios. The probabilities assigned to each scenario and projection year are validated through a fan chart analysis, which uses a probability function to identify and analyze:

i)	The central tendency of the projections.
ii)	The dispersion that is expected around this value, and
iii)	The values that are higher or lower than the central value that are more or less probable.

The following table provides a comparison between the carrying amount of provision of credit loss for direct and indirect loan and its estimation under three scenarios: base, optimistic and pessimistic.

	2020	2019
	S/(000)	S/(000)

Carrying amount	10,435,623	5,507,759

Scenarios:
Optimistic	10,100,156	5,426,608
Base Case	10,460,012	5,509,729
Pessimistic	11,018,666	5,584,965

d)	Credit risk management on reverse repurchase agreements and securities borrowing -

Most of these operations are performed by Credicorp Capital. The Group has implemented credit limits for each counterparty and most of transactions are collateralized with investment grade financial instruments and financial instruments issued by Governments.

e)	Credit risk management on investments -

The Group evaluates the credit risk identified of each of the investments, disclosing the risk rating granted to them by a risk rating agency. For investments traded in Peru, risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by Peruvian regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the above mentioned institutions.

The following table shows the analysis of the risk-rating of the investments, provided by the institutions referred to above:

	2020		2019
	S/(000)%		S/(000)%
Instruments rated in Peru:
AAA (i)	–	–	1,621,270	4.8
AA- a AA+ (i)	–	–	1,853,042	5.5
A- to A+ (i)	1,369,969	2.5	8,970,590	26.8
BBB- to BBB+ (ii)	21,395,476	38.8	1,874,556	5.6
BB- to BB+	901,934	1.6	517,146	1.5
Lower and equal to +B	5,590	–	–	–
Unrated:
BCRP certificates of deposit (iii)	17,237,158	31.3	8,665,272	25.8
Listed and unlisted securities	514,297	0.9	573,485	1.7
Restricted mutual funds	436,881	0.8	460,086	1.4
Investment funds	212,951	0.4	102,085	0.3
Mutual funds	302,212	0.5	291,024	0.9
Other instruments	82,664	0.1	264,497	0.8
Subtotal	42,459,132	76.9	25,193,053	75.1

	2020		2019
	S/(000)%		S/(000)%
Instruments rated abroad:
AAA	700,312	1.3	657,787	2.0
AA- a AA+	1,043,409	1.9	854,501	2.5
A- to A+	2,395,327	4.4	1,581,995	4.7
BBB- to BBB+	4,594,711	8.4	2,974,639	8.9
BB- to BB+	1,733,080	3.1	996,917	3.0
Lower and equal to +B	129,094	0.2	54,316	0.2
Unrated:
Listed and unlisted securities	267,943	0.5	88,799	0.3
Participations of RAL funds	278,819	0.5	300,398	0.9
Mutual funds	677,084	1.2	302,528	0.9
Investment funds	155,183	0.3	294,158	0.9
Hedge funds	122,433	0.2	33,223	0.1
Other instruments	617,215	1.1	198,217	0.5
Subtotal	12,714,610	23.1	8,337,478	24.9
Total	55,173,742	100.0	33,530,531	100.0

(i)	The decrease in the balances is due to the fall in the rating mainly of corporate bonds. As of December 31, 2020, its rating is mainly BBB+, due to the COVID-19 crisis. See more details in Note 2(b).

(ii)	The increase in the balance is due to the indicated in the previous paragraph, to the fall in the rating of the sovereign bonds of the Peruvian Treasury, whose rating as of December 31, 2020 is BBB+ and as of December 31, 2019 were A-, and to the purchase of sovereign bonds from the Peruvian Treasury. This rating maintained by the instruments is due to the COVID-19 crisis. See more details in Note 2(b).

(iii)	The increase in the balance is due to the acquisition of new instruments. See more details in Notes 6(a)(i) and 6(b)(i).

It is worth mentioning that the change in the risk-rating of the investments has had an impact on the measurement of the expected loss.

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2020 and 2019, financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2020					2019
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Central Reserve Bank of Peru (**)	1,872,875	–	26,003,491	15,364,283	43,240,649	–	–	21,166,346	8,665,272	29,831,618
Financial services	2,902,651	168,452	16,946,211	5,941,069	25,958,383	2,856,512	237,240	13,346,814	2,883,301	19,323,867
Commerce	18,817	–	24,029,835	490,612	24,539,264	21,228	12,468	18,478,960	452,214	18,964,870
Manufacturing	409,490	91,110	19,155,347	2,694,326	22,350,273	202,554	36,686	16,923,024	1,225,118	18,387,382
Government and public administration	1,888,710	–	5,374,603	12,831,954	20,095,267	1,581,527	12,994	3,995,389	7,170,624	12,760,534
Mortgage loans	–	–	19,738,710	–	19,738,710	–	–	18,933,894	–	18,933,894
Consumer loans	–	–	13,144,271	–	13,144,271	–	–	14,769,022	–	14,769,022
Real estate and leasing	93,422	3,073	11,798,614	179,368	12,074,477	43,203	125,201	8,841,466	1,276,941	10,286,811
Communications, storage and transportation	76,711	367,908	7,416,065	924,885	8,785,569	17,306	59,392	6,003,950	1,071,335	7,151,983
Community services	37	–	7,382,713	–	7,382,750	–	–	5,651,923	5,798	5,657,721
Electricity, gas and water	194,542	116,209	3,533,722	2,893,815	6,738,288	91,055	50,929	3,204,625	2,286,932	5,633,541
Construction	35,557	–	3,807,260	331,946	4,174,763	20,847	3,967	2,762,340	322,864	3,110,018
Agriculture	10,815	–	4,044,735	15,473	4,071,023	1,963	–	3,465,369	17,887	3,485,219
Mining	76,012	8,083	3,470,665	241,063	3,795,823	41,687	27,875	3,268,970	146,362	3,484,894
Education, health and others	20,285	68,435	1,712,817	1,680,135	3,481,672	4,543	53,792	1,455,374	644,143	2,157,852
Hotels and restaurants	–	–	2,762,674	–	2,762,674			2,313,523		2,313,523
Insurance	10,080	–	1,898,194	919	1,909,193	5,100	–	123,771	986	129,857
Fishing	923	–	639,227	9,169	649,319	321	–	465,818	–	466,139
Others	71,041	–	3,147,190	144,872	3,363,103	55,023	–	2,933,989	32,946	3,021,958
Total	7,681,968	823,270	176,006,344	43,743,889	228,255,471	4,942,869	620,544	148,104,567	26,202,723	179,870,703

(*)	It includes non-trading investments that did not pass SPPI test.

(**)	The increase in the balance corresponds mainly to (i) the purchase of certificates of deposits from the BCRP and (ii) the increase in deposits with the Central Reserve Bank of Peru; see more details in Notes 6(a)(i) and 6(b)(i), and in Note 4(b), respectively

As of December 31, 2020 and 2019 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2020					2019
	At fair value through profit for loss					At fair value through profit for loss
	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total	Held for trading, hedging and others (*)	Designated at inception	Financial assets at amortized cost	At fair value through other comprehensive income investments	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peru	3,511,686	67,821	155,598,019	34,208,824	193,386,350	688,099	138,293	130,436,702	20,674,142	151,937,236
Bolivia	584,879	–	10,718,164	708,784	12,011,827	494,547	–	9,218,219	555,028	10,267,794
United States of America	444,924	459,266	3,288,720	4,922,144	9,115,054	568,588	275,991	982,944	2,746,987	4,574,510
Colombia	1,387,406	4,788	2,264,768	1,147,770	4,804,732	1,346,042	21,289	2,627,353	385,794	4,380,478
Chile	420,527	5,315	1,446,246	618,572	2,490,660	683,822	34,606	2,047,951	450,382	3,216,761
Brazil	104,774	–	752,257	86,673	943,704	6,023	5,867	485,594	40,472	537,956
Mexico	113,988	42,336	1,942	408,567	566,833	28,846	18,093	5,962	247,713	300,614
Panama	25,624	–	405,941	131,722	563,287	–	–	905,675	91,571	997,246
Canada	26,894	373	70,562	119,897	217,726	29,976	–	109,233	108,494	247,703
Europe:
France	423,711	1,890	32,864	253,152	711,617	227,823	8,850	27,244	169,632	433,549
Others in Europe	392,808	42,991	85,541	137,469	658,809	127,915	17,184	83,979	46,331	275,409
United Kingdom	27,869	18,870	369,455	140,302	556,496	189,658	14,950	273,477	80,965	559,050
Spain	26,152	–	42,157	76,770	145,079	11,105	–	32,836	32,366	76,307
Switzerland	494	799	74,246	60,378	135,917	514	–	980	26,136	27,630
Netherlands	952	1,526	122,696	50,676	175,850	–	–	26,024	108,343	134,367
Multilateral Organizations (**)	–	–	–	150,656	150,656	–	–	–	28,733	28,733
Others	189,280	177,295	732,766	521,533	1,620,874	539,911	85,421	840,394	409,634	1,875,360
Total	7,681,968	823,270	176,006,344	43,743,889	228,255,471	4,942,869	620,544	148,104,567	26,202,723	179,870,703

(*)	It includes non-trading investments that did not pass SPPI test.

(**)	It corresponds to instruments issued by the Banco de Desarrollo de América Latina (before CAF) and by the Banco Interamericano de Desarrollo (BID).

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statement of financial position.

Similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, accounts receivable from reverse repurchase agreements and securities borrowing, payables from repurchase agreements and securities lending and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below because they are not offset in the statement of financial position.

The offsetting framework contract issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master offsetting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and trading securities in respect of the following transactions:

-	Derivatives;

-	Accounts receivable from reverse repurchase agreements and securities borrowing;

-	Payables from repurchase agreements and securities lending; and

-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master offsetting agreements and similar agreements:

	2020
		Net of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,214,497	1,214,497	(85,156)	(33,784)	1,095,557
Cash collateral, reverse repurchase agreements and securities borrowing	2,394,302	2,394,302	—	(1,340,272)	1,054,030
Investments at fair value through other comprehensive income and amortized cost pledged as collateral	2,766,162	2,766,162	(1,128,875)	—	1,637,287
Total	6,374,961	6,374,961	(1,214,031)	(1,374,056)	3,786,874

	2019
		Net of financial assets presented in the	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts recognized financial assets	consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Receivables from derivatives	1,092,107	1,092,107	(122,557)	(144,175)	825,375
Cash collateral, reverse repurchase agreements and securities borrowing	4,288,524	4,288,524	(151,538)	(2,893,723)	1,243,263
Available-for-sale and held-to-maturity investments pledged as collateral	3,157,981	3,157,981	(3,208,973)	—	(50,992)
Total	8,538,612	8,538,612	(3,483,068)	(3,037,898)	2,017,646

Financial liabilities subject to offsetting, enforceable offsetting master agreements and similar agreements:

	2020
		Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,205,213	1,205,213	85,156	(269,024)	1,021,345
Payables on repurchase agreements and securites lending	27,923,617	27,923,617	(22,637,034)	(1,601,200)	3,685,383
Total	29,128,830	29,128,830	(22,551,878)	(1,870,224)	4,706,728

	2019
		Net amounts of financial liabilities presented in the	Related amounts not offset in the consolidated statement of financial position
Details	Gross amounts of recognized financial liabilities	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables on derivatives	1,040,282	1,040,282	122,557	(186,384)	976,455
Payables on repurchase agreements and securites lending	7,678,016	7,678,016	(3,208,973)	(3,293,837)	1,175,206
Total	8,718,298	8,718,298	(3,086,416)	(3,480,221)	2,151,661

The gross amounts of financial assets and liabilities disclosed in the above tables have been measured in the statement of financial position on the following basis:

-	Derivative assets and liabilities are measured at fair value.

-	Receivables from reverse repurchase agreements and securities lending are measured at amortized cost.

-	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 13(b)), receivables from reverse repurchase agreement and securities borrowing and payables from repurchase agreements and securities lending and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

34.2	Market risk -

The Group has exposure to market risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the order of the Group’s current activities, commodity price risk has not been approved, so this type of instrument is not agreed.

The Group separates exposures to market risk in two groups: (i) those that arise from value fluctuation of trading portfolios recognized at fair value through profit or loss due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book) and that are recorded at amortized cost and at fair value with changes in other comprehensive income, this is due to movements in interest rates, prices and currency exchange rates.

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Banking Book) are monitored using rate sensitivity metrics, which are a part of Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in stocks, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as principal with the customers or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution independent and identically distributed; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of portfolio movements has been based on annual historical information and 133 market risk factors, which are detailed below: 35 market curves, 72 stock prices, 22 mutual fund values and 4 series of volatility. The Group directly applies these historical changes in rates to each position in its current portfalio (method known as historical simulation).

The Group Management considers that the market risk factors, incorporated in their VaR model, are adequate to measure the market risk to which its trading portfolio is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury Risk Committee and ALM, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Treasury Risks and ALM Corporate Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 34.2(b)(ii).

The Group’s VaR showed an increase as of December 31, 2020, due to the Rate Effect and Price Effect due to greater volatility in the market risk factors caused by the COVID-19 pandemic; Likewise, due to a greater exposure in Fixed Income instruments, mainly in Banco de Crédito del Perú and Credicorp Capital Colombia. The VaR was kept within the risk appetite limits established by the Risk Management of each Subsidiary

As of December 31, 2020 and 2019, the Group’s VaR by risk type is as follows:

	2020	2019
	S/(000)	S/(000)
Interest rate risk	163,982	9,274
Price risk	55,748	7,809
Volatility risk	708	463
Diversification effect	(84,977)	(6,245)
Consolidated VaR by type of risk	135,461	11,301

In VaR calculation, financial instruments from the trading book were taken.

On the other hand, the instruments recorded as fair values through profit or loss are not part of the selling business model and are considered as part of the sensitivity analysis of rates in the next section. See the chart of sensitivity of earnings at risk, net economic value and price sensitivity.

b)	Banking Book -

Non-trading portfolios which comprise the Banking Book are exposed to different risks, given that they are sensitive to market rate movements, which could bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of their net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Mibanco Colombia, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the risk exposure of interest rate for repricing periods, in which both balance and out of balance assets and liabilities are grouped. This allows identifying those sections in which the rate variations would have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates, what occurs first:

	2020
	Up to 1	1 to 3	3 to 12	1 to 5	More than	Non-interest
	month	months	months	years	5 years	bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	20,110,489	1,607,867	2,052,436	7,682,481	149,669	7,544,354	39,147,296
Investments	4,639,795	11,068,740	2,777,817	8,783,106	20,934,358	502,455	48,706,271
Loans, net	12,721,639	15,427,902	31,709,621	54,248,434	16,352,436	(2,698,907)	127,761,125
Financial assets designated at fair value through profit or loss	–	–	–	–	–	823,270	823,270
Premiums and other policies receivable	897,086	25,288	9,472	5,377	–	–	937,223
Accounts receivable from reinsurers and coinsurers	726	164,184	730,963	1,930	675	20,941	919,419
Other assets (*)	83,113	2,961	34,482	9,539	–	2,176,901	2,306,996
Total assets	38,452,848	28,296,942	37,314,791	70,730,867	37,437,138	8,369,014	220,601,600

Liabilities
Deposits and obligations	38,284,217	10,646,664	18,968,119	62,281,065	9,594,605	2,590,832	142,365,502
Payables from repurchase agreements and securities lending	620,946	2,900,084	7,709,973	19,573,712	3,042,388	54,771	33,901,874
Accounts payable to reinsurers and coinsurers	72,060	209,035	40,349	17,002	–	–	338,446
Technical reserves for claims and insurance premiums	296,493	810,514	1,355,486	3,133,235	5,752,899	326,449	11,675,076
Financial liabilities at fair value through profit or loss	–	–	–	–	–	561,602	561,602
Bonds and Notes issued	3	425,231	1,238,141	13,867,807	616,225	172,000	16,319,407
Other liabilities (*)	601,545	49,851	8,185	–	–	3,247,834	3,907,415
Equity	–	–	–	–	–	25,445,647	25,445,647
Total liabilities and equity	39,875,264	15,041,379	29,320,253	98,872,821	19,006,117	32,399,135	234,514,969

Off-balance-sheet accounts
Derivative financial assets	547,271	1,307,322	557,277	341,564	–	–	2,753,434
Derivative financial liabilities	112,357	1,017,607	360,010	1,046,481	238,600	–	2,775,055
	434,914	289,715	197,267	(704,917)	(238,600)	–	(21,621)
Marginal gap	(987,502)	13,545,278	8,191,805	(28,846,871)	18,192,421	(24,030,121)	(13,934,990)
Accumulated gap	(987,502)	12,557,776	20,749,581	(8,097,290)	10,095,131	(13,934,990)	–

(*)	Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

	2019
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000
Assets
Cash and cash collateral, reverse repurchase agreements and securities borrowing	12,702,384	1,841,425	3,683,141	5,351,933	125,088	6,571,315	30,275,286
Investment	1,462,956	1,346,028	7,786,732	5,876,624	12,628,641	578,788	29,679,769
Loans, net	14,595,317	17,107,120	28,291,817	35,086,667	15,737,689	(332,893)	110,485,717
Financial assets designated at fair value through profit or loss	–	–	–	–	–	620,544	620,544
Premiums and other policies receivable	802,558	22,866	8,496	4,811	–	–	838,731
Accounts receivable from reinsurers and coinsurers	734	120,600	668,551	1,348	471	–	791,704
Other assets (*)	273,338	38,841	8	–	–	2,023,067	2,335,254
Total assets	29,837,287	20,476,880	40,438,745	46,321,383	28,491,889	9,460,821	175,027,005

Liabilities
Deposits and obligations	29,478,976	9,711,623	19,010,084	43,285,525	7,339,092	3,180,085	112,005,385
Payables from repurchase agreements and securities lending	3,742,155	3,269,341	4,969,337	1,784,133	2,528,985	225,797	16,519,748
Accounts payable to reinsurers and coinsurers	46,144	133,864	25,838	10,888	–	–	216,734
Technical reserves for claims and insurance premiums	266,556	703,337	1,166,055	2,703,092	5,056,900	54,293	9,950,233
Financial liabilities at fair value through profit or loss	–	–	–	–	–	493,700	493,700
Bonds and Notes issued	180,311	252,316	1,683,166	10,060,986	2,753,679	15,905	14,946,363
Other liabilities (*)	437,529	361,087	3,765	–	–	3,008,995	3,811,376
Equity	–	–	–	–	–	26,746,310	26,746,310
Total liabilities and equity	34,151,671	14,431,568	26,858,245	57,844,624	17,678,656	33,725,085	184,689,849

Off-balance-sheet accounts
Derivative financial assets	2,806,693	2,849,046	454,349	272,223	165,700	–	6,548,011
Derivative financial liabilities	323,360	821,872	3,798,631	1,110,774	406,320	–	6,460,957
	2,483,333	2,027,174	(3,344,282)	(838,551)	(240,620)	–	87,054
Marginal gap	(1,831,051)	8,072,486	10,236,218	(12,361,792)	10,572,613	(24,264,264)	(9,575,790)
Accumulated gap	(1,831,051)	6,241,435	16,477,653	4,115,861	14,688,474	(9,575,790)	–

(*)     Other assets and other liabilities only include financial accounts.

Investments for trading purposes are not considered (investments at fair value through profit or loss and trading derivatives), because these instruments are part of the trading book and the Value at Risk methodology is used to measure market risks.

Sensitivity to changes in interest rates -

The sensitivity analysis of a reasonable possible change in interest rates on the banking book comprises an assessment of the sensitivity of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves, as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net Economic Value of assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net financial interest income before income tax and non-controlling interest for one year, based on non-trading financial assets and financial liabilities held as of December 31, 2020 and 2019, including the effect of derivative instruments.

The sensitivity of the Net Economic Value is calculated by reassessing the financial assets and liabilities sensitive to rates, except for the trading instruments, including the effect of any associated hedge, and derivative instruments designated as a cash flow hedge. Regarding rate risk management, no distinction is made by accounting category for the investments that are considered in these calculations.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2020 and 2019 are presented below:

2020
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	+/-	19,640	-/+	391,821
Soles	+/-	75	+/-	29,459	-/+	587,731
Soles	+/-	100	+/-	39,279	-/+	783,642
Soles	+/-	150	+/-	58,919	-/+	1,175,462
U.S. Dollar	+/-	50	+/-	47,929	+/-	345,185
U.S. Dollar	+/-	75	+/-	71,894	+/-	517,777
U.S. Dollar	+/-	100	+/-	95,859	+/-	690,369
U.S. Dollar	+/-	150	+/-	143,788	+/-	1,035,554

2019
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of Net Economic Value
			S/(000)		S/(000)
Soles	+/-	50	-/+	7,696	-/+	285,699
Soles	+/-	75	-/+	11,544	-/+	428,549
Soles	+/-	100	-/+	15,392	-/+	571,398
Soles	+/-	150	-/+	23,088	-/+	857,097
U.S. Dollar	+/-	50	+/-	52,276	+/-	152,926
U.S. Dollar	+/-	75	+/-	78,413	+/-	229,389
U.S. Dollar	+/-	100	+/-	104,551	+/-	305,852
U.S. Dollar	+/-	150	+/-	156,827	+/-	458,777

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

The Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged.

As of December 31, 2020 and 2019, investments in equity securities and funds that are non-trading, recorded at fair value through other comprehensive income and at fair value through profit or loss, respectively, are not considered as comprising investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities.

The market price sensitivity tests as of December 31, 2020 and 2019 are presented below:

Equity securities
	Change in
Measured at fair value through other comprehensive income	market prices	2020	2019
	%	S/(000)	S/(000)
Equity securities	+/-10	50,255	57,920
Equity securities	+/-25	125,638	144,800
Equity securities	+/-30	150,765	173,760

Funds
	Change in
Measured at fair value through profit or loss	market prices	2020	2019
	%	S/(000)	S/(000)
Participation in mutual funds	+/-10	96,665	59,127
Participation in mutual funds	+/-25	241,661	147,818
Participation in mutual funds	+/-30	289,994	177,381
Restricted mutual funds	+/-10	43,688	46,009
Restricted mutual funds	+/-25	109,220	115,022
Restricted mutual funds	+/-30	131,064	138,026
Participation in RAL funds	+/-10	27,882	30,040
Participation in RAL funds	+/-25	69,705	75,100
Participation in RAL funds	+/-30	83,646	90,119
Investment funds	+/-10	36,160	30,576
Investment funds	+/-25	90,399	76,440
Investment funds	+/-30	108,479	91,728
Hedge funds	+/-10	12,694	3,364
Hedge funds	+/-25	31,735	8,410
Hedge funds	+/-30	38,081	10,092
Exchange Trade Funds	+/-10	3,209	1,360
Exchange Trade Funds	+/-25	8,021	3,399
Exchange Trade Funds	+/-30	9,626	4,079

(ii)   Foreign currency exchange risk -

The Group is exposed to fluctuations in foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and overnight and intra-day total positions, which are monitored daily.

As of December 31, 2020, the free market exchange rate for buying and selling transactions for each United States of Dollars, the main foreign currency held by the Group, was S/ 3.621 (S/3.314 as of December 31, 2019).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2020 and 2019, the Group’s assets and liabilities by currencies were as follows:

	2020				2019
	Soles	U.S. Dollars	Other currencies	Total	Soles	U.S. Dollars	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	10,689,167	24,030,096	2,033,731	36,752,994	3,960,190	20,762,648	1,263,924	25,986,762
Cash collateral, reverse repurchase agreements and securities borrowing	–	2,030,165	364,137	2,394,302	150,009	3,389,090	749,425	4,288,524
Investments:
At fair value through profit or loss	1,106,875	3,531,911	1,828,685	6,467,471	800,370	1,053,925	1,996,467	3,850,762
At fair value through other comprehensive income	32,423,989	9,600,018	1,217,428	43,241,435	18,221,102	6,869,840	532,582	25,623,524
At amortized cost	4,844,238	89,095	29,049	4,962,382	3,355,579	100,299	21,168	3,477,046
Loans, net	84,761,689	33,998,843	9,000,593	127,761,125	66,737,870	35,598,141	8,149,706	110,485,717
Financial assets designated at fair value through profit or loss	23,477	799,793	–	823,270	44,223	576,321	–	620,544
Other assets	1,524,882	2,768,455	857,489	5,150,826	2,055,836	2,142,237	678,111	4,876,184
Total monetary assets	135,374,317	76,848,376	15,331,112	227,553,805	95,325,179	70,492,501	13,391,383	179,209,063

Monetary liabilities
Deposits and obligations	(76,179,373)	(55,636,591)	(10,549,538)	(142,365,502)	(56,769,748)	(46,319,179)	(8,916,458)	(112,005,385)
Payables from repurchase agreements and securities lending	(26,011,980)	(255,607)	(1,656,030)	(27,923,617)	(5,068,896)	(734,441)	(1,874,679)	(7,678,016)
Due to bank and correspondents	(4,158,523)	(1,454,565)	(365,169)	(5,978,257)	(3,798,717)	(4,709,610)	(333,405)	(8,841,732)
Lease liabilities	(257,702)	(409,866)	(83,010)	(750,578)	(144,752)	(605,036)	(80,365)	(830,153)
Financial liabilities at fair value through profit or loss	(87,715)	(340,774)	(133,113)	(561,602)	–	(94,475)	(399,225)	(493,700)
Technical reserves for claims and insurance	(6,245,669)	(5,400,003)	(29,404)	(11,675,076)	(5,642,772)	(4,301,468)	(5,993)	(9,950,233)
Bonds and notes issued	(3,454,685)	(12,520,242)	(344,480)	(16,319,407)	(4,028,893)	(10,660,989)	(256,481)	(14,946,363)
Other liabilities	(2,492,261)	(2,864,519)	(1,029,697)	(6,386,477)	(3,541,350)	(1,951,682)	(874,416)	(6,367,448)
Total monetary liabilities	(118,887,908)	(78,882,167)	(14,190,441)	(211,960,516)	(78,995,128)	(69,376,880)	(12,741,022)	(161,113,030)
	16,486,409	(2,033,791)	1,140,671	15,593,289	16,330,051	1,115,621	650,361	18,096,033

Forwards position, net	(36,268)	198,835	(164,334)	(1,767)	1,534,948	(1,351,414)	(116,899)	66,635
Currency swaps position, net	(2,854,724)	1,054,037	–	(1,800,687)	281,672	(281,672)	–	–
Cross currency swaps position, net	(1,229,834)	578,389	(313,022)	(964,467)	(787,355)	692,525	(57,715)	(152,545)
Options, net	(32,123)	32,123	–	–	25,071	(25,071)	–	–

Accounting hedge (investment abroad) (*)	–	490,385	–	490,385	–	–	–	–

Net monetary position	12,333,460	319,978	663,315	13,316,753	17,384,387	149,989	475,747	18,010,123

(*) As of December 31, 2020, an accounting hedge of a net investment abroad was carried out where part of our liability position in dollars related to the balance of the caption “bonds and notes issued”, see Note 17(iv), was designated as cover our permanent investment in Atlantic Security Holding Corporation. The hedged amount is approximately US$135.4 million, equivalent to S/490.3 million.

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, it was measured in U.S. Dollars before), so if the net foreign currency exchange position (U.S. Dollar) is positive, any depreciation of soles would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2020 and 2019 in its monetary assets and liabilities and its forecast cash flows. The analysis determines the effect of a reasonably possible variation of the exchange rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	As of December 31, 2020	As of December 31, 2019
	%	S/000	S/000
Depreciation -
Soles in relation to U.S. Dollar	5	15,237	7,142
Soles in relation to U.S. Dollar	10	29,089	13,635

Appreciation -
Soles in relation to U.S. Dollar	5	(16,841)	(7,894)
Soles in relation to U.S. Dollar	10	(35,553)	(16,665)

34.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its short-term payment obligations associated with its financial liabilities when they fall due and to replace funds when they are withdrawn. In this sense, the company that is facing a liquidity crisis would be failing to comply with the obligations to pay depositors and with commitments to lend or satisfy other operational cash needs.

The Group is exposed to daily cash requirements, interbank deposits, current accounts, time deposits, use of loans, guarantees and other requirements. The Management of the Group’s subsidiaries establishes limits for the minimum funds amount available to cover such cash withdrawals and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the corresponding risk teams to maintain a wide diversification by currency, geography, type of funding, provider, producer and term.

The procedure to controlled the mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases liquidity risk, which generates exposure to potential losses.

Maturities of assets and liabilities and the ability to replace them, at an acceptable cost are important factors in assessing the liquidity of the Group.

A mismatch, in maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt cost. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking and Microfinance:

Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Mibanco Colombia is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario and works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Insurances and Pensions:

Insurances: Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly general insurance, the emphasis of liquidity is focused on the quick availability of resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, this last under the methodology of Credicorp.

Pensions: Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on hedge meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as mismatching by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

In the case of Atlantic Security Bank, the risk liquidity management performs through indicators such as Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym) with the core limits of 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and the Assets Liabilities Committee (ALCO) of the respective subsidiary.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	2020						2019
		From 1 to	From 3 to	From 1 to	Over 5			From 1 to	From 3 to	From 1 to	Over 5
	Up to a month	3 months	12 months	5 years	Year	Total	Up to a month	3 months	12 months	5 years	Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	47,587,613	33,012,127	47,692,934	89,394,618	47,041,495	264,728,787	35,352,840	22,105,919	49,635,736	63,189,798	42,676,791	212,961,084

Financial liabilities by type -
Deposits and obligations	40,780,477	11,340,863	20,204,905	66,342,002	10,220,206	148,888,453	33,056,293	10,879,383	22,008,052	42,265,306	9,820,049	118,029,083
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	764,998	3,572,866	9,498,586	24,114,558	3,748,182	41,699,190	3,917,690	1,827,617	1,928,676	1,964,421	8,143,235	17,781,639
Accounts payable to reinsurers	72,060	209,035	40,349	17,002	–	338,446	46,144	133,864	25,838	10,888	–	216,734
Financial liabilities designated at fair
value through profit or loss	561,602	–	–	–	–	561,602	493,700	–	–	–	–	493,700
Bonds and notes issued	3	432,446	1,259,147	14,103,090	626,680	16,421,366	549,434	149,009	2,138,869	11,255,465	2,709,880	16,802,657
Lease liabilities	37,557	31,718	109,969	425,566	173,744	778,554	10,857	21,751	96,013	434,797	468,213	1,031,631
Other liabilities	2,507,012	262,080	198,629	302,056	1,271,750	4,541,527	2,719,050	285,956	347,590	217,701	1,200,736	4,771,033
Total liabilities	44,723,709	15,849,008	31,311,585	105,304,274	16,040,562	213,229,138	40,793,168	13,297,580	26,545,038	56,148,578	22,342,113	159,126,477

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	548,397	1,309,229	574,501	1,075,567	1,003,295	4,510,989	921,774	722,448	1,244,120	966,488	966,870	4,821,700
Contractual amounts payable (outflows)	117,572	1,032,719	429,197	1,206,819	951,855	3,738,162	501,611	435,484	787,985	1,224,424	983,394	3,932,898
Total liabilities	430,825	276,510	145,304	(131,252)	51,440	772,827	420,163	286,964	456,135	(257,936)	(16,524)	888,802

34.4	Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk (with the exception of companies under Colombian regulations, where reputational risk is included in operational risk).

Operational risks are grouped into internal fraud, external fraud, labor relations and job security, relations with customers, business products and practices, damages to material assets, business and systems interruption, and failures in process execution, delivery and management of processes.

One of the Group’s pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. Likewise carries out an active cybersecurity and fraud prevention management, aligned with the best international practices.

The business continuity management system enables the establishing, implementing, operating, monitoring, reviewing, maintaining and improving of business continuity based on best practices and regulatory requirements. The Group implements recovery strategies for the resources that support important products and services of the organization, which will be periodically tested to measure the effectiveness of the strategy.

In the management of operational risk, cybersecurity, fraud prevention and business continuity, corporate guidelines are used, and methodologies and best practices are shared among the Group’s companies.

The management of information security is carried out through a systemic process, documented and known by the entire organization under the best practices and regulatory requirements. The Group designs and develops the guidelines described in the policy and procedures to have strategies for availability, privacy and integrity of the information assets of the organization.

Finally, it is incorporated as a mechanism of recovery in front of the materialization of operational risks, the management of the Transfer of Non-Financial Risks, mainly through Insurance Policies contracted individually or corporately in the local and international market, which cover losses due to fraud, civil and professional liability, cyber risks, damage to physical assets, among others. The insurance design is in accordance with the Group’s main operating risks, the coverage needs of key areas and the organization’s risk appetite, constantly seeking efficiencies in the cost of policies, working together with the insurers that make up the Group and the most important insurance/reinsurance brokers in the international market.

34.5	Cybersecurity -

Credicorp focuses its efforts on the most cost-efficient strategies to reduce exposure to cybersecurity risk; thereby comply the Group’s risk appetite. To achieve it, different levels of controls are applied adapted to the different areas and potentially exposed companies. For this reason, it maintains an important investment program, which allows it to have the technologies and processes necessary to keep the Group’s operations and assets safe.

As part of cybersecurity management, the Group has lines of action that allow mitigating this risk and, at the corporate level, it is established implementation priorities and improvements in accordance with the different realities of the companies. These lines of work are:

-	Cybersecurity maturity according to the FFIEC reference framework, allows defining the guide for the implementation of cybersecurity controls adjusted to each of the Group’s companies.

-	The policies and guidelines make it possible to standardize the levels of compliance with cybersecurity controls in each of the Group’s companies.

-	The aim of the awareness programs is to generate a culture of cybersecurity in all the Group’s companies. For this, constant training is carried out.

-	The cybersecurity indicators that indicate the effectiveness of the processes in terms of the periodic evaluations carried out in each of the Group’s companies.

-	The governance of suppliers that ensures the deployment of the Group’s policies to third parties. In other words, when a supplier wishes to interconnect digitally with any of the Group’s companies.

-	The implementation of security technologies, which seeks to cover said risks according to the threat trend and the risk profile of each company in the Group.

-	The “Tabletop” tests that help to identify the level of response of the Group’s collaborators, through incident simulation tests.

-	Cybersecurity risk management that allows for a response work plan to address cyber risks through periodic evaluations of each of the applications of each Group company.

Finally, it should be noted that the new normality has required us to re-establish priorities in the controls to be implemented and to deepen the improvements in the processes; for example, we carry out awareness campaigns for collaborators focused on precautions in remote work, identification of phishing, among others.

34.6	Corporate Security and Cybercrime -

The Group, as part of non-financial risk management, implements policies, procedures and actions that safeguard the safety of employees, customers and assets of the organization. In addition, it protects the institution against incidents of fraud, security and reputational risk. Likewise, it fosters a culture of prevention, which allows minimizing the risks of fraud and security. Finally, it has established a solid relationship with stakeholders and Financial Institutions in the region in search of implementing best practices for the benefit of its clients.

Part of fraud and security management is to have a integral security scheme called BSIM (Banking Security Integral Model), which includes the variables of prevention, detection, response and recovery. The BSIM has 6 strategic axes: Training and training for internal/external clients, fraud and security risk assessments (COSO), business support through early alerts, continuous monitoring and reporting, specialized forensic investigation and cyber-intelligence.

Likewise, there is a second line of defense scheme focused on generating a integral vision of fraud and security risks. With a preventive approach, there are last generation technological tools to support this task. Likewise, there are advanced analysis models for risk profiling to the detection of internal fraud and the implementation of tools to detect anomalous behaviors

34.7	Model Risk -

The Group uses models for different purposes such as credit admission, capital calculation, behavior, provisions, market risk, liquidity, among others.

Model risk is defined as the probability of loss resulting from decisions (credit, market, among others) based on the use of poorly designed and/or poorly implemented models. The sources that generate this risk are mainly: deficiencies in data, errors in the model (from design to implementation), use of the model.

The management of model risk is proportional to the importance of each model. In this sense, a concept of “tiering” (measurement system that orders the models depending to the importance according to the impact on the business) is defined as the main attribute to synthesize the level of importance or relevance of a model, from which is determined the intensity of the model risk management processes to be followed.

Model risk management is structured around a set of processes known as the life cycle of the model. The definition of phases of the life cycle of the model in the Group is detailed below: Identification, Planning, Development, Internal Validation, Approval, Implementation and use, and Monitoring and control

34.8	Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts and by having different lines of business. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 16(c).

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, technical branches, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims and in process of settlement, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity –

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge the total obligation at maturity.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances related to non-payment of premiums or contributions, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance contracts strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

34.9	Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2020 and 2019, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/ 28,969.3 million and S/ 25,732 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/ 7,973.9 million the minimum regulatory capital required as of December 31, 2019 (approximately S/ 4,151.6 million as of December 31, 2019).

34.10	Fair values –

a)	Financial instruments recorded at fair value and fair value hierarchy –

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		2020				2019
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Derivative financial instruments:
Currency swaps		–	323,425	–	323,425	–	411,656	–	411,656
Interest rate swaps		–	600,718	–	600,718	–	269,219	–	269,219
Foreign currency forwards		–	256,891	–	256,891	–	306,148	–	306,148
Cross currency swaps		–	28,096	–	28,096	–	98,585	–	98,585
Foreign exchange options		–	2,673	–	2,673	–	6,489	–	6,489
Futures		–	2,694	–	2,694	–	10	–	10
	13(b)	–	1,214,497	–	1,214,497	–	1,092,107	–	1,092,107

Investments at fair value through profit of loss	6(a)	3,186,413	2,543,159	737,899	6,467,471	2,320,141	786,477	744,144	3,850,762
Financial assets at fair value through profit of loss	8	808,182	15,088	–	823,270	558,471	62,073	–	620,544

Investments at fair value through other comprehensive income:
Debt Instruments
Corporate bonds		5,199,696	8,220,732	–	13,420,428	3,171,451	5,621,363	939	8,793,753
Certificates of deposit BCRP		–	15,364,282	–	15,364,282	–	8,665,272	–	8,665,272
Government treasury bonds		11,615,890	811,526	–	12,427,416	6,194,116	620,465	–	6,814,581
Securitization instruments		53	751,383	–	751,436	–	629,818	–	629,818
Negotiable certificates of deposit		–	898,277	–	898,277	–	377,296	–	377,296
Subordinated bonds		39,047	174,250	–	213,297	29,778	135,609	–	165,387
Other instruments		–	166,203	–	166,203	–	177,417	–	177,417
Equity instruments		182,943	304,291	15,316	502,550	239,555	320,579	19,065	579,199
	6(b)	17,037,629	26,690,944	15,316	43,743,889	9,634,900	16,547,819	20,004	26,202,723

Total financial assets		21,032,224	30,463,688	753,215	52,249,127	12,513,512	18,488,476	764,148	31,766,136

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		–	644,122	–	644,122	–	365,774	–	365,774
Currency swaps		–	181,454	–	181,454	–	366,545	–	366,545
Foreign currency forwards		–	257,999	–	257,999	–	246,960	–	246,960
Cross currency swaps		–	115,475	–	115,475	–	54,775	–	54,775
Foreign exchange options		–	3,547	–	3,547	–	6,089	–	6,089
Futures		–	2,616	–	2,616	–	139	–	139
	13(b)	–	1,205,213	–	1,205,213	–	1,040,282	–	1,040,282
Financial liabilities at fair value through profit or loss		–	561,602	–	561,602	–	493,700	–	493,700
Total financial liabilities		–	1,766,815	–	1,766,815	–	1,533,982	–	1,533,982

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, spot exchange rates, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2020, the balance of receivables and payables corresponding to derivatives amounted to S/ 1,214.5 million and S/ 1,205.2 million respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 8.3 million and S/ 18.6 million respectively. The net impact of both items in the consolidated statement of income amounted to S/ 3.5 million of loss. As of December 31, 2019, the balance of receivables and payables corresponding to derivatives amounted to S/ 1,092.1 million and S/ 1,040.3 million, respectively, See Note 13(b), generating DVA and CVA adjustments for approximately S/ 12.6 million and S/ 14.0 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/3.2 million of profit.

-	Valuation of debt securities classified in the category “at fair value through other comprehensive income” and included in level 2 -

Valuation of certificates of deposit BCRP, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

Certificates of deposit BCRP (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase Agreement Transactions of Securities with the BCRP.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

-	Valuation of financial instruments included in level 3 -

These are measured using valuation techniques (internal models), based on assumptions that are not supported by transaction prices observable in the market for the same instrument, nor based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2020 and 2019, the net unrealized loss of Level 3 financial instruments amounted to S/7.2 million and S/ 1.9 million, respectively. During 2020 and 2019, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa.

b)	Financial instruments not measured at fair value -

We present below the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	2020					2019
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	–	36,752,994	–	36,752,994	36,752,994	–	25,986,762	–	25,986,762	25,986,762
Cash collateral, reverse repurchase agreements and securities borrowing	–	2,394,302	–	2,394,302	2,394,302	–	4,288,524	–	4,288,524	4,288,524
Investments at amortized cost	5,552,020	113,992	–	5,666,012	4,962,382	3,772,509	124,222	–	3,896,731	3,477,046
Loans, net	–	127,761,125	–	127,761,125	127,761,125	–	110,485,717	–	110,485,717	110,485,717
Premiums and other policies receivable	–	937,223	–	937,223	937,223	–	838,731	–	838,731	838,731
Accounts receivable from reinsurers and coinsurers	–	919,419	–	919,419	919,419	–	791,704	–	791,704	791,704
Due from customers on acceptances	–	455,343	–	455,343	455,343	–	535,222	–	535,222	535,222
Other assets	–	1,823,556	–	1,823,556	1,823,556	–	1,700,861	–	1,700,861	1,700,861
Total	5,552,020	171,157,954	–	176,709,974	176,006,344	3,772,509	144,751,743	–	148,524,252	148,104,567

Liabilities
Deposits and obligations	–	142,365,502	–	142,365,502	142,365,502	–	112,005,385	–	112,005,385	112,005,385
Payables on repurchase agreements and securities lending	–	27,923,617	–	27,923,617	27,923,617	–	7,678,016	–	7,678,016	7,678,016
Due to Banks and correspondents and other entities	–	6,327,779	–	6,327,779	5,978,257	–	9,032,177	–	9,032,177	8,841,732
Banker’s acceptances outstanding	–	455,343	–	455,343	455,343	–	535,222	–	535,222	535,222
Payable to reinsurers and coinsurers	–	338,446	–	338,446	338,446	–	216,734	–	216,734	216,734
Lease liabilities	–	750,578	–	750,578	750,578	–	830,153	–	830,153	830,153
Bond and notes issued	–	17,264,023	–	17,264,023	16,319,407	–	15,638,835	–	15,638,835	14,946,363
Other liabilities	–	3,273,754	–	3,273,754	3,273,754	–	3,206,544	–	3,206,544	3,206,544
Total	–	198,699,042	–	198,699,042	197,404,904	–	149,143,066	–	149,143,066	148,260,149

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2020 and 2019, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

34.11	Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2020 and 2019, the value of the net assets under administration off the balance sheet (in millions of soles) is as follows:

	2020	2019
Pension funds	49,582	53,912
Investment funds and mutual funds	52,174	43,635
Equity managed	25,273	18,387
Bank trusts	5,529	4,834
Total	132,558	120,768

35	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies -

i)	Madoff Trustee Litigation -

In September 2011, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) filed a complaint (the Madoff Complaint) against Credicorp’s subsidiary ASB in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). The Madoff Complaint seeks recovery of approximately US$120.0 million in principal amount, which is alleged to be equal to the amount of redemptions between the end of 2004 and the beginning of 2005 of ASB-managed Atlantic U.S. Blue Chip Fund assets invested in Fairfield Sentry Limited (Fairfield Sentry), together with fees, costs, interest and expenses. The Madoff Complaint seeks the recovery of these redemptions from ASB as “subsequent transfers” or “avoided transfers” from BLMIS to Fairfield Sentry that Fairfield Sentry in turn subsequently transferred to ASB. The Madoff Trustee has filed similar “clawback” actions against numerous other alleged “subsequent transferees” that invested in Fairfield Sentry and its sister entities, which, in turn, invested in and redeemed funds from BLMIS.

There has been significant briefing on issues related to these Madoff Trustee actions, and these cases have been pending for many years. In November 2016, the Bankruptcy Court issued a Memorandum Decision Regarding Claims to Recover Foreign Subsequent Transfers (the Memorandum Decision) holding that the recovery of certain subsequent foreign transfers is barred under the doctrine of comity and/or extraterritoriality, and it dismissed the claims brought by the Madoff Trustee against a number of parties, including ASB. In March 2017, the Madoff Trustee filed an appeal (the Appeal) of the Memorandum Decision to the United States Court of Appeals for the Second Circuit, which reversed the Dismissal Order and remanded the matter to the Bankruptcy Court (the Second Circuit Opinion). In April 2019, the defendant-appellees, including ASB, filed, and the Second Circuit granted, a motion to stay the issuance of the mandate pending the filing of a petition for a writ of certiorari in the United States Supreme Court. The petition for a writ of certiorari was filed in the United States Supreme Court in August 2019. The mentioned petition was denied by the Supreme Court in June 2020. Following the denial of the petition for writ of certiorari, the judgment for dismissal by the Bankruptcy Court was vacated and the matter was remanded back to the Bankruptcy Court. The case now remains pending in the Bankruptcy Court. The management believes that ASB has other defenses against the Madoff Trustee’s claims alleged in the Madoff Complaint.

ii)	Fairfield Liquidator Litigation -

In April 2012, Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator), filed a complaint against ASB (the Fairfield Complaint) in the Bankruptcy Court (the Fairfield v. ASB Adversary Proceeding). The Fairfield Complaint seeks to recover US$115.2 million in principal amount from ASB, representing the amount of ASB’s redemptions of certain investments in Fairfield Sentry, together with fees, costs, interest and expenses. These are essentially the same funds that the Madoff Trustee seeks to recover in the Madoff Trustee litigation described above. After the Fairfield Complaint was filed, the Bankruptcy Court procedurally consolidated the Fairfield V. ASB Adversary Proceeding with other adversary actions brought by the Fairfield Liquidator against former investors in Fairfield Sentry.

Similar to the Madoff Trustee litigation described above, the Fairfield V. ASB Adversary Proceeding and related adversary actions have been pending for many years. In October 2016, the Fairfield Liquidator filed a Motion for Leave to Amend (the Motion for Leave) various complaints, including the Fairfield Complaint. Certain defendants, including ASB, filed a motion to dismiss (the Motion to Dismiss) and a consolidated memorandum of law (i) in opposition to the Motion for Leave and (ii) in support of the Motion to Dismiss. In December 2018, the Bankruptcy Court entered a memorandum decision granting in part and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending.

The management believes that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and the Fairfield Liquidator’s appeal.and denying in part the Motion to Dismiss and the Motion for Leave (the Memorandum Decision). In March 2019, the Fairfield Liquidator submitted a form of a stipulated order dismissing the adversary proceeding against ASB (the Dismissal Order), as directed by the Bankruptcy Court, but filed notices of appeal, including of the dismissal of the claims asserted against ASB and other defendants, in May 2019. The appeal remains pending.

iii)	Government Investigations -

The former Chairman and the current Vice Chairman of the Board of Directors of Credicorp, in their respective capacities as Chairman of the Board and as a director of BCP Stand-alone, were summoned as witnesses by Peruvian prosecutors, along with 26 other Peruvian business leaders, to testify in connection with a judicial investigation that is being carried out regarding contributions made to the electoral campaign of a political party in the 2011 Peruvian presidential elections. Our former Chairman testified on November 18, 2019, and our current Vice Chairman testified on December 9, 2019. The former Chairman informed prosecutors that in 2010 and 2011 Credicorp made donations totaling US$3.65 million to the Fujimori 2011 campaign (in total amounts of US$1.7 million in 2010 and US$1.95 million in 2011). These contributions were made in coordination with the General Manager of Credicorp at that time. While the amount of these contributions exceeded the limits then permitted under Peruvian electoral law, the law in place at that time provided no sanction for contributors, and instead only for the recipient of the campaign contribution.

In addition, the former Chairman informed prosecutors that in 2016, three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico) made donations totaling S/711,000 (approximately US$200,000) to the Peruanos Por el Kambio campaign. These contributions were made in compliance both with Peruvian electoral law and with Credicorp’s own political contributions guidelines, adopted in 2015. These guidelines provided details on the procedures for obtaining approval for contributions and outlined the specific required conditions for transparent contributions.

The Peruvian Superintendencia del Mercado de Valores (’SMV’ for its Spanish acronym) has initiated a sanctioning process against Credicorp, for not having disclosed to the market, in due course, the contributions made to political campaigns in the years 2011 and 2016. The Peruvian Superintendencia del Mercado de Valores (SMV) also has initiated a sanctioning process against three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), for not having disclosed to the market, in due course, the contributions made to political campaigns in connection with the 2016 presidential elections. The SMV may impose pecuniary sanctions (fines) on Credicorp and these three subsidiaries as a consequence of these sanctioning processes.

The Peruvian Superintendencia de Banca, Seguros y AFPs (SBS for its Spanish acronym) conducted a special analysis regarding the political contributions case at three subsidiaries of Credicorp (BCP Stand-alone, Mibanco and Grupo Pacifico), with which these subsidiaries have cooperated. The SBS has initiated a sanctioning process against BCP on August 5, 2020. BCP responded on August 25, 2020. The SBS resolution is currently pending. The SBS may impose pecuniary sanctions (fines) on BCP as a consequence of this sanctioning process.

Credicorp believes that neither the contributions disclosed by our former Chairman and our current Vice Chairman in recent months nor the related SMV and SBS sanctioning processes pose a significant risk of material liability to the Company. Furthermore, Credicorp does not believe that either will have material effect on the Company’s business, financial position or profitability.

36	EVENTS OCURRED AFTER THE REPORT PERIOD

The subsidiary Mibanco, Banco de la Microempresa S.A. agreed, at its General Shareholders’ Meeting held on February 4, 2021, to reduce the Capital Stock and Additional Capital for a total of S/400.0 million, to constitute voluntary provisions in accordance with the provisions of the Multiple Official Letter SBS No. 42138-2020 issued by the SBS in December 2020. This reduction is subject to the SBS approval, which is pending to date.

This operation will not have an impact on the consolidated financial statements of Credicorp Ltd. and Subsidiaries since the provision for loan losses for the portfolio is estimated in accordance with IFRS 9 Financial Instruments.